     As filed with the Securities and Exchange Commission on July 16, 1999.

                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                    Form SB-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                 ---------------
                                USABANC.COM, INC.
                 (Name of small business issuer in its charter)

         Pennsylvania                            6022                          23-2806495
  (State or jurisdiction of          (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)        Classification Code Number)         Identification No.)

                               1535 Locust Street
                        Philadelphia, Pennsylvania 19102
                                 (215) 569-4200
        (Address and telephone number of principal executive offices and principal place of business)

                             Mr. Kenneth L. Tepper,
                      Chief Executive Officer and President
                                USABanc.com, Inc.
                               1535 Locust Street
                        Philadelphia, Pennsylvania 19102
                                 (215) 569-4200
            (Name, address and telephone number of agent for service)
                                 ---------------
                                   Copies to:

 Ronald J. Frappier, Esq.                          Norman B. Antin, Esq.
   Jenkens & Gilchrist,                            Jeffrey D. Haas, Esq.
a Professional Corporation                 Elias, Matz, Tiernan & Herrick L.L.P.
     1445 Ross Avenue,                             734 15th Street N.W.
        Suite 3200                                      12th Floor
   Dallas, Texas  75202                           Washington, D.C. 20005
      (214) 855-4500                                  (202) 347-0300

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|____

                             ----------------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                        Proposed
             Title of Each                               Maximum
          Class of Securities                           Aggregate                              Amount of
            to be Registered                        Offering Price(1)(2)                   Registration Fee(2)
--------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par value                          $34,500,000                              $ 9,660
====================================================================================================================

(1) In accordance with rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)  Estimated solely for purposes of calculating the registration fee.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.



                   SUBJECT TO COMPLETION, DATED JULY 16, 1999

PROSPECTUS

                            _________________ Shares


                               [USABANC.COM LOGO]

                                  Common Stock

                              --------------------

         This is an Offering of ________________ shares of common stock of USABanc.com, Inc.

         USABanc.com's common stock is quoted on the Nasdaq SmallCap Market under the symbol "USAB." We have made application for quotation of our common stock on the Nasdaq National Market under the same symbol. On July 15, 1999, the last reported sale price of our common stock was $13.25 per share.

         See "Risk Factors" beginning on page 7 to read about risks that you should consider before buying shares of our common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         The shares of common stock offered are not deposits, savings accounts or other obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
                                  -------------

                                                     Per Share       Total
                                                     ---------       -----
Initial price to public........................... $               $
Underwriting discount............................. $               $
Proceeds, before expenses, to USABanc.com......... $               $

         The underwriters may, under certain circumstances, purchase up to an additional ____________ shares of common stock from USABanc.com at the initial price to public less the underwriting discount.

                                 ---------------

         The underwriters expect to deliver the shares against payment in New York, New York on _______________, 1999.



                                 ---------------

                        Sandler O'Neill & Partners, L.P.

                                 ---------------



              The date of this prospectus is _______________, 1999.

                               PROSPECTUS SUMMARY

         This summary does not contain all the information you should consider before investing in our common stock. You should read the following summary together with the more detailed information and financial statements contained elsewhere in this prospectus.

                                USABanc.com, Inc.

         USABanc.com is a financial services company dedicated to becoming a leading provider of financial products and services over the Internet. We believe the financial services industry has the highest degree of functionality, next to research, over the Internet. We will strive to provide the ultimate application for Internet users through our Website, www.usabanc.com. To achieve our objective, we have created a dynamic Internet banking platform that will offer our customers a convenient, cost-efficient, secure and user-friendly medium for financial products and services, together with an entertaining on-line experience that we believe no other financial based site provides. In addition to offering traditional banking products and services, our site will provide users portal applications such as live news feeds, timely search and retrieval services, message boards, stock quotes, broker/dealer services and links to other interesting sites on the Internet. Users can currently purchase certificates of deposit and obtain stock quotes through our Website. We expect www.usabanc.com to begin offering our Internet banking and brokerage products and services in early August 1999.

         International Data Corporation, an independent market research firm, reports that the number of worldwide Internet users is projected to grow from approximately 97 million in 1998 to approximately 320 million by 2002. International Data Corporation forecasts that total worldwide commerce on the Internet will grow from an estimated $32.4 billion in 1997 to an estimated $1.0 trillion in 2003. We intend to capitalize on the increasing consumer use of the Internet by launching and aggressively marketing our Internet banking platform on a national basis. Although our origin is in Philadelphia as a traditional "brick and mortar" bank, we believe we can provide financial services more efficiently and economically to customers nationally through electronic delivery channels rather than through further expansion of traditional "brick and mortar" branch network delivery facilities. Through our Internet banking operations, our customers will be able to access account data and information about products and services we offer and conduct banking activities 24-hours-a-day every day of the year from anyplace.

         We intend to execute our strategy of becoming a leading provider of financial products and services over the Internet by:

         o Establishing the USABanc.com Website as a leading and comprehensive source for financial services on the Internet. We have created our Internet banking platforms to allow our customers to choose between platforms using either a Hypertext Mark-up Language, more commonly known as "HTML," or Macromedia's innovative "Flash" technology. We expect the HTML Website to begin offering our Internet banking and brokerage products and services in early August 1999, and we expect the "Flash" Website to begin offering products and services in September 1999. We believe the "Flash" platform will significantly enhance our customers' experience on our Website and differentiate us from other Internet banks. Additionally, because our "Flash" platform was developed in anticipation of the greater bandwidth that is now widely available, we will be able to deliver our services at the speed expected by today's on-line user. We believe www.usabanc.com's unique audio/visual interface will attract users who demand not only efficient and convenient financial services, but entertaining content as well. We intend to attract customers by providing the following benefits:

         o Offering a broad selection of financial products and services.

         o Offering attractive interest rates and low or no fees.

         o Building national brand awareness through extensive marketing efforts.

         o Offering superior service, convenience and ease of access.

         o Offering interesting and entertaining content through a real-time interactive medium.

         o Offering advanced security measures.

         o Pursuing strategic alliances and affinity partnerships. We are currently negotiating strategic marketing agreements with several leading Internet entities. We intend to establish an affinity marketing program which will allow various trade groups and other organizations to brand and market USABanc.com's savings and investment products. These programs will allow us to reach targeted groups of consumers with the support of a virtual endorsement of each parent community. Additionally, we plan to implement several innovative customer acquisition and retention programs designed for new and existing USABanc.com customers. Our cost per new customer acquisition will initially be higher than industry averages, but we expect these costs to decline as awareness of the USABanc.com brand increases. We intend to co-brand these programs with select USABanc.com partners. We believe such co-branding will maximize customer conversion effectiveness and ultimately reduce the cost per new customer acquisition.

         o Intensive national marketing campaign. We intend to use a national marketing campaign to expand our brand awareness. The campaign will include Internet advertising through portals such as Yahoo! and Excite, television campaigns on networks such as CNBC and MSNBC, radio advertising such as our spots on the Howard Stern Show, and newspaper and magazine advertising in national publications such as the Wall Street Journal, New York Times and Fast Company. We expect our costs of acquiring new customers to decline as we gain market share and brand recognition. As a result of our marketing efforts, we expect to incur losses in 1999 and 2000. As we increase our market share and become a leading provider in this early stage of Internet banking, we expect our revenues to increase and to return to profitability in 2001, although there can be no assurance that we will return to profitability within such time frame.

         o Generating sponsorship and advertising revenues. We intend to establish advertising relationships by offering advertising opportunities to leading brand marketers and merchants in traffic intensive areas of the USABanc.com network. These merchants will receive exposure through banner advertising combined with promotional offers in exchange for which we will collect a fee based on various arrangements, such as cost per click for each new visit to the third-party Website made through our network, and/or a share of revenues from each sale to USABanc.com users.

         o Expanding our Lending Efforts. Since our acquisition of vBank in November 1995, we have pursued an aggressive growth strategy, characterized by purchases of pools of primarily performing loans in the Mid-Atlantic region secured by single-family residential, multi-family residential and commercial properties. Our net loan portfolio has grown from $7.0 million at December 31, 1995 to $110.0 million at March 31, 1999. We intend to increase our originations of commercial real estate and commercial business loans. We also intend to continue to purchase primarily performing loan pools at a discount. These loans may consist of multi-family residential loans, commercial property loans and one-to-four family residential mortgage loans.

         USABanc.com is a $186.2 million financial institution with $110.0 million in loans and $125.8 million in deposits at March 31, 1999. Our executive offices are located at 1535 Locust Street, Philadelphia, Pennsylvania. USABanc.com's telephone number is 888.USA.BANC and our Website address is www.usabanc.com. The information contained on our Website is not incorporated by reference into this prospectus.

         Except as otherwise indicated, references to "we," "our," and "USABanc.com" generally refer to USABanc.com, Inc. (formerly USABancShares, Inc.) and its subsidiaries on a consolidated basis. References to "vBank" refer to USABanc.com's wholly owned bank subsidiary, vBank, a state savings bank (formerly BankPhiladelphia). References to our "common stock" refer to USABanc.com's Class A common stock, unless otherwise indicated. References to "FHLB" are to the Federal Home Loan Bank of Pittsburgh and references to "FDIC" are to the Federal Deposit Insurance Corporation. Except as otherwise indicated, the information in this prospectus (x) has been adjusted to reflect (1) a 33% stock dividend paid on July 18, 1997 to shareholders of record as of July 1, 1997, (2) a 33% stock dividend paid on August 17, 1998 to shareholders of record as of August 3, 1998, and (3) a two-for-one stock split effected in the form of a dividend paid on June 15, 1999 to shareholders of record as of June 1, 1999;
(y) assumes that the underwriters do not exercise their over-allotment option; and (z) does not give effect to any change as a result of the Offering in the exercise price of currently outstanding warrants to purchase shares of our common stock or the number of shares of common stock which may be acquired upon the exercise of such warrants. All trademarks or registered trademarks or service marks appearing herein other than USABanc.com are trademarks or registered trademarks or service marks of the respective companies that use them.

                                  The Offering

         The following information assumes that the underwriters do not exercise the option granted by USABanc.com to purchase additional shares in the Offering. See "Underwriting." The amount of shares to be outstanding after the Offering excludes 216,460 shares issuable upon the conversion of our Class B common stock and __________ shares issuable upon the exercise of outstanding options and warrants as of __________, 1999. See "Description of Capital Stock."


Common Stock offered...................................  _________________ shares

Common Stock to be outstanding after the
   Offering............................................  _________________ shares (1)

Use of proceeds........................................  To invest additional capital in vBank to launch our national marketing campaign and to fund the infrastructure necessary for the growth of our Internet banking operations, to
                                                         maintain our well-capitalized status and for general
                                                         corporate purposes.  See "Use of Proceeds."

Nasdaq SmallCap and proposed National Market
   symbol..............................................  USAB

------------------------------
(1) Based on shares outstanding at ____________________, 1999.

                 Selected Consolidated Financial and Other Data

         Set forth below are the selected consolidated financial and other data of USABanc.com. This financial data is derived in part from, and it should be read in conjunction with, USABanc.com's consolidated financial statements and related notes included in this prospectus beginning on page F-1. USABanc.com was formed on March 14, 1995. All financial information is derived from our consolidated financial statements. Interim financial results, in the opinion of our management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations and financial position. The results of operations for an interim period are not indicative of results that may be expected for a full year or any other interim period.

                                                     Three Months
                                                    Ended March 31,                         Year Ended December 31,
                                                 ---------------------       ---------------------------------------------------
                                                   1999         1998           1998            1997            1996       1995
                                                 --------     --------       --------         -------         -------    -------
                                                                              (Dollars in Thousands)
Selected Financial Condition Data:
   Total assets............................      $186,230     $102,535       $165,106         $89,326         $38,146    $25,786
   Loans receivable, net...................       110,013       59,345        102,138          56,002          16,530      6,997
   Securities(1)...........................        64,928       29,334         44,144          24,454          16,325     10,068
   Deposits................................       125,765       82,480        114,387          70,474          27,973     20,799
   Borrowings(2)...........................        34,163        6,634         35,305          12,638           5,050         --
   Guaranteed Preferred Beneficial
       Interests in Subordinated Debt .....        10,000           --             --              --              --         --
   Stockholders' equity....................        13,696       12,811         13,597           5,366           4,895      4,659
   Non-performing assets, net of
       discount(3).........................         2,000          202          2,022(4)          287             191         --(5)
   Book value per share(6).................      $   6.47     $   8.53       $   6.43         $  4.95         $  4.63    $  4.41

Selected Operations Data:
   Total interest income...................      $  3,881     $  2,287       $ 12,352         $ 4,879         $ 2,942    $   171
   Total interest expense..................         2,155        1,174          6,454           2,530           1,225         96
                                                 --------     --------       --------         -------         -------    -------
   Net interest income.....................         1,726        1,113          5,898           2,349           1,717         75
   Provision for loan losses...............           100           35            510             415             125         50
                                                 --------     --------       --------         -------         -------    -------
   Net interest income after provision
       for loan losses.....................         1,626        1,078          5,388           1,934           1,592         25
   Total non-interest income...............           320          221            759             314             103          2
   Total non-interest expense..............         1,256          618          3,700           2,457(7)        1,501        305
                                                 --------     --------       --------         -------         -------    -------
   Income before income taxes..............           690          681          2,447            (209)            194       (278)
   Income tax provision....................           276          268            957              17              68         --
                                                 --------     --------       --------         -------         -------    -------
   Net income (loss).......................      $    414     $    413       $  1,490         $  (226)        $   126    $  (278)
                                                 ========     ========       ========         =======         =======    =======
   Net income (loss) per share
       (diluted)(6)........................      $   0.09     $   0.12       $   0.35         $ (0.10)        $  0.06    $ (0.14)
                                                 ========     ========       ========         =======         =======    =======
   Weighted average number of shares
       outstanding(6)......................     4,231,244    3,210,540      3,971,672       2,164,727       2,112,357  1,920,325
   Weighted average number of shares
       (diluted)(6)........................     4,465,770    3,393,776      4,239,638       2,164,727       2,112,357  1,920,325

Performance Ratios(8):
   Return (loss) on average total assets             0.94%        1.20%          1.16%          (0.09)%          0.36%     (1.29)%
   Return (loss) on average stockholders'
       equity..............................         12.13        18.18          12.81           (1.10)           2.57     (13.00)
   Net interest margin(9)..................          4.26         4.86           4.87            4.53            6.11       2.07
   Interest rate spread(9).................          3.96         4.11           4.54            3.68            5.29       1.68
   Efficiency ratio(10)....................         63.12        47.72          58.93           79.35           82.76     399.62
   Non-interest expense to average
       total asset.........................          0.71         0.45           2.88            1.93            2.35       1.43
   Average interest-earning assets to
       average interest-bearing
       liabilities.........................        105.60       114.71         106.14          117.50          118.83     107.44

                                                        (Continued on next page)
                                        5

Asset Quality Ratios:
   Non-performing loans, net of discount,
       to total loans, net of discount(3)..          1.87         0.49           1.89            0.50            1.12         --(5)
   Non-performing assets, net of discount,
       to total assets(3)..................          1.10         0.28           1.22            0.32            0.50         --(5)
   Allowance for loan losses to total
      loans, net of discount...............          1.05         1.00           1.02            1.01            1.07       0.84
   Allowance for loan losses and purchase
       discount as a percentage of total
       loans...............................          5.20         8.35           5.85            8.88           10.17       5.89
   Allowance for loan losses to total non-
       performing loans, net of discount(3)         58.75       294.55          53.72(11)      197.96           95.39         --(5)

Capital Ratios(12):
   Stockholders' equity to assets..........          13.6          8.0            8.2             6.0            12.8       18.1
   Tier 1 leverage capital ratio...........          10.3         12.4            8.5             5.4            12.9       14.9
   Tier 1 risk-based capital ratio.........          12.2         16.5           10.3             7.0            24.6       17.1
   Total risk-based capital ratio..........          16.6         17.2           11.2             7.9            25.6       40.1

-------------------------
(1)   Includes securities classified as held-to-maturity and available for sale.

(2)   Consists of FHLB advances and collateralized borrowings.

(3) Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue. Non-performing assets consist of non-performing loans and other real estate owned.

(4) The increase in non-performing assets during the year ended December 31, 1998 was due, in large part, to a single commercial real estate loan which became non-performing during the third quarter of 1998. See Note 11. See also "Business--Asset Quality--Delinquent Loans and Non-performing Assets."

(5)   vBank had no non-performing loans or assets at December 31, 1995.

(6) All per share data has been adjusted to reflect (a) a 33% stock dividend paid on July 18, 1997, (b) a 33% stock dividend paid on August 17, 1998 and (c) a two-for-one stock split effected in the form of a dividend paid on June 15, 1999, and has been calculated based on the weighted average number of shares outstanding during the period, assuming the conversion of the shares of Class B common stock into shares of common stock. See "Certain Relationships and Related Transactions."

(7) Includes a one-time charge of $344,000 during the fourth quarter of 1997 as a result of the recognition of compensation expense due to the mandatory conversion of our Class B common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(8) With the exception of end of period ratios, all ratios are based on average monthly balances and are annualized where appropriate.

(9) Net interest margin represents net interest income as a percentage of average interest-earning assets, and interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(10) Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income (less gains/losses on sales of assets and other non-recurring items).

(11) The significant decline in this ratio during the year ended December 31, 1998 was impacted by a single acquired commercial real estate loan. Management believes that this loan does not present a significant risk of loss to vBank on the basis of a current appraisal on the real estate securing the loan, the loan-to-value ratio thereon, the purchase discount and the specific reserve applied to such loan. As a general rule, in connection with vBank's purchase of loan pools, a portion of the discounted purchase price for each loan is not accreted into income but, rather, is identified as a cash discount and is not amortized into income until final resolution or collection of principal and interest on the loan in question. See "Risk Factors--Our Yield on Loans Purchased at a Discount is Uncertain" and "Business--Asset Quality--Delinquent Loans and Non-performing Assets."

(12) The ratios are presented on a consolidated basis. For information on USABanc.com's and vBank's regulatory capital requirements, see "Regulation of USABanc.com and vBank."

                                  RISK FACTORS

         You should consider carefully the following risks before making a decision to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. The risk factors below do not necessarily appear in order of importance. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

We expect to incur substantial losses and we may not achieve or maintain profitability

         Although we are currently profitable, we have recently expended significant resources on technology, Website development, marketing, hiring of personnel and other startup costs related to the development and operation of our Internet banking platform. This resulted in a $270,000 increase in advertising and marketing expenses and compensation costs for the three months ended March 31, 1999 compared to the first three months of 1998. We expect to spend approximately $7.0 million to promote our Internet banking operations during the second half of 1999, and we expect to spend an additional $10 million over the next two years. We intend to continue to expend significant financial and management resources in upgrading our internal control systems, customer service systems and financial reporting systems to accommodate the growth of USABanc.com. As a result of these efforts, we expect to incur substantial losses in 1999 and 2000. If we are successful in executing our business plan, we expect to be profitable in 2001. We intend to achieve profitability by obtaining on-line banking market penetration and brand awareness, thus allowing us to continually reduce our cost per new customer acquisition. Although management expects to return to profitability in 2001, there can be no assurance that we will return to profitability within such time frame. To the extent that increases in operating expenses precede or are not subsequently followed by increased revenues, our business, financial condition, results of operations and cash flows will be materially adversely affected. There can be no assurance that our revenues will increase or even continue at their current level or that we will achieve or maintain profitability or generate positive cash flow from operations in future periods. Because of these projected operating losses, the market price of our common stock could decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We face strong competition

         The financial services industry is highly competitive and is rapidly evolving, both on-line and through traditional channels. In implementing our Internet strategy, we face strong competition from more established providers of direct-marketed savings and investment products, such as Wells Fargo, First Union, E-Trade, Siebert Financial and other Internet-based financial institutions, such as Net.B@nk, Telebanc and Wingspan Bank. We also face competition from traditional banks and non-bank financial institutions, many of which are adopting or have adopted their own Internet strategies. Additionally, new competitors and competitive factors are likely to emerge, particularly in light of the rapid development of the Internet and electronic commerce and the relatively low barriers to entry. As a consequence, other financial services companies may be able to adopt strategies similar to ours with relative ease. Most of our competitors have financial and other resources greater than ours and have other competitive advantages over us. There can be no assurance that we will be able to successfully compete with our competitors.

         Internet banking customers may be more price sensitive and more willing to try new technologies than customers of traditional financial services firms, which rely on branches and face-to-face customer service. Consequently, the following competitive factors are of particular importance to the successful execution of our Internet banking strategy and our profitability:

         o price competition for deposits and borrowings;
         o introduction of new products by us and our competitors;
         o changes in the mix of products and services we sell; and
         o the level of use of the Internet for banking services and electronic commerce generally.

We may not succeed in implementing our Internet banking strategy

         Our success depends on our ability to execute our Internet banking strategy. The USABanc.com Website was introduced to the public in April 1999. The Website currently allows customers to open certificates of deposit and view the future banking and brokerage services we will offer. We do not expect to begin offering our Internet banking and brokerage products and services until early August 1999, which makes it difficult to evaluate the effectiveness of our Internet banking strategy. We may not succeed in implementing our business strategy and, even if we do succeed, such strategy may not have the favorable impact on operations that we anticipate. We may not be able to manage effectively the expansion of our Internet bank operations or achieve the rapid execution necessary to fully capitalize on the market for our electronic services or offset the significant expenditures we are incurring to implement our Internet banking strategy. In addition, the market for financial products and services through the Internet is new and evolving, and the degree to which customers will use it for their financial transactions is not yet fully determined. If we are unable to manage growth effectively, or to otherwise implement our business strategy, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our success depends on the continued growth in use and commercial viability of the Internet

         Our future success depends substantially on continued growth in use of the Internet in general and for commercial and financial services transactions in particular. The Internet is a relatively new commercial marketplace and may not continue to grow. Consequently, Internet banking may not become as widely accepted as traditional forms of banking. Critical issues concerning the commercial use of the Internet such as reliability, cost, ease of access, quality of service and security will impact the growth of Internet use. If Internet use does not continue to grow, our business, financial condition, results of operations and cash flows could be materially adversely affected.

         Additionally, if the number of Internet users and the level of use continues to grow, the Internet's technical infrastructure may become unable to support the demands placed upon it. Furthermore, third party vendors might not be able to timely and adequately develop the necessary technical infrastructure for significant increases in electronic commerce, such as a reliable network backbone, or introduce performance improvements, such as high-speed modems. The Internet could also lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services could produce slower response times and adversely affect use of the Internet. Furthermore, the general public's security concerns regarding the transmittal of confidential information, such as credit card numbers, over the Internet might persist or even worsen. Issues like these could lead to resistance against acceptance of the Internet as a viable commercial marketplace. To the extent the Internet's technical infrastructure or security concerns adversely affect its potential growth, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Network and computer systems could fail, which could adversely affect our business

         Our computer systems and network infrastructure could be vulnerable to unforeseen problems. Because we intend to conduct a substantial portion of our business over the Internet and outsource several critical functions to third parties, our operations depend on our ability, as well as that of our third-party service providers, to protect our computer systems and network infrastructure against damage from fire, power loss, telecommunications failure, physical break-ins or similar catastrophic events. Customers may become dissatisfied by any system failure that interrupts our ability to provide our services to them. Sustained or repeated system failures would reduce the attractiveness of the electronic banking services which we intend to provide. Slower response time or system failures may also result from straining the capacity of our software or hardware due to an increase in the volume of services delivered through our servers. To the extent that we do not effectively address any capacity constraints or system failures, our customers could seek other providers of banking services. Any damage or failure that causes interruptions in our operations could materially adversely affect our business, financial condition, results of operations and cash flows. See "Business--Security."

         During the third quarter of 1999, we expect to complete a conversion of our Intrieve data processing system to EDS-Miser III. We believe we have adequately planned for the conversion, but there are inherent risks associated with converting to a new system. We may not be able to commence use of the new system within our planned time frame or the system may not function properly when it is installed. Such delays or malfunctions could lead to the allocation of unplanned resources and the expenditure of additional funds. In addition, significant problems with the conversion could adversely affect our ability to successfully implement portions of our strategy on a timely basis.

Our security could be breached, which could damage our reputation and deter customers from using our services

         We must protect our computer systems and network from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Computer break-ins could jeopardize the security of information stored in and transmitted through our computer systems and network, which would likely adversely affect our ability to retain or attract customers, could damage our reputation and could subject us to litigation. Although we intend to rely on encryption and authentication technology to provide the security and authentication necessary to effect secure transmissions of confidential information and to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, these security measures may fail. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms vBank and its third-party service providers use to protect customer transaction data. If any compromise of our security were to occur, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

         We are part of a rapidly evolving electronic commerce market. Market acceptance of Internet banking depends substantially on widespread adoption of the Internet for general commercial and financial services transactions. If another provider of commercial services through the Internet were to suffer damage from a physical break-in, security breach or other disruptive problem caused by the Internet or other users, the growth and public acceptance of the Internet for commercial transactions could suffer. Such an event could deter potential customers of vBank or cause customers to leave vBank and thereby materially adversely affect our business, financial condition, results of operations and cash flows.

Rapidly changing technologies may cause us to delay introduction of new products, services and enhancements, which may result in a loss of existing customers or a failure to attract new customers

         Our future success will depend on our ability to adapt to rapidly changing technologies. We also will have to enhance existing products and services and develop and introduce a variety of new products and services to address our customers' changing demands. If we are unable to develop and bring additional products and services to market in a timely manner, we could lose market share to competitors who are able to offer these services, which could materially adversely affect our business, financial condition, results of operations and cash flows.

We intend to outsource many essential services to third-party providers who may terminate their agreements with us, resulting in interruptions to our Internet banking operations

         We intend to receive essential technical and customer service support from third-party providers. We expect to outsource Webhosting, check processing, check imaging, electronic bill payment, Internet processing, Internet software, statement rendering services and other additional services to third party vendors. Specifically, we expect to receive essential Webhosting, electronic bill payment and core systems processing services on an outsourced basis from Electronic Data Systems Corporation ("EDS"). We expect that the agreements we enter into with each service provider will be cancelable without cause by either party upon specified notice periods. If one of our third-party service providers terminates its agreement with us and we are unable to replace such provider with another service provider, our operations may be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition, results of operations and cash flows could be materially adversely affected.

If our application for the servicemark is challenged, we may lose the right to use the "USABanc.com" brand name

         Our success in introducing new financial products and services through the Internet and attracting new customers will depend in part upon our ability to increase awareness of the USABanc.com brand and any other brands we may use. We currently do not own a federal registration for the servicemark "USABanc.com," although an application is pending. We are making a substantial investment in the promotion and marketing of the USABanc.com brand. If a competitor successfully challenges our ability to use the name "USABanc.com," we could lose the right to use the "USABanc.com" brand name and the benefits of the brand awareness we are spending significant resources to develop.

Our competitive position depends on our ability to attract and retain key employees

         Our success depends heavily on the expertise and guidance of our President and Chief Executive Officer, Kenneth L. Tepper, and certain other senior executive officers, including Brian M. Hartline, our Chief Financial Officer. We have entered into employment agreements with Mr. Tepper and Mr. Hartline. We do not maintain key-man life insurance on Mr. Tepper or Mr. Hartline. If we lose the services of Mr. Tepper or Mr. Hartline, or if we are unable to attract additional qualified employees, our business would likely be adversely affected. See "Management."

Our existing shareholders have significant control of our management and affairs, which they could exercise against your best interests

         Upon completion of this Offering, our directors and executive officers as a group will beneficially own approximately ___% of our outstanding common stock (_ % assuming the exercise of all outstanding options). Kenneth L. Tepper, USABanc.com's President and Chief Executive Officer, is the holder of all of the issued and outstanding Class B common stock of USABanc.com, which is convertible into 216,460 shares of our common stock on January 1, 2001. Assuming the conversion of Mr. Tepper's Class B common stock, our directors and executive officers as a group would beneficially own approximately ___% of our outstanding common stock ( _____% assuming the exercise of all outstanding options) upon completion of this Offering. As a result, our directors and executive officers as a group can exercise significant control over our management and affairs, including the election of directors, a change in control of USABanc.com and the determination of all other matters requiring shareholder approval. This concentration of ownership may have the effect of delaying or preventing a change of control of USABanc.com that may be in your best interests. Additionally, as the holder of all of our issued and outstanding Class B common stock, Mr. Tepper has the right to elect one-third of the directors of USABanc.com. Mr. Tepper waived such right for our annual meeting held on July 15, 1999, but there can be no guarantee that Mr. Tepper will waive his voting rights in the future. See "Management--Security Ownership of Certain Beneficial Owners and Management" and "Description of Capital Stock--Common Stock--Voting Rights."

Changes in interest rates could adversely affect us

         Like most financial institutions, our results of operations are primarily dependent on net interest income. Net interest income results from the "margin" between interest earned on interest-earning assets, such as investments and loans, and interest paid on interest-bearing liabilities, such as deposits and borrowings. As of March 31, 1999, based on certain assumptions, vBank's interest-bearing liabilities that were estimated to mature or reprice within one year exceeded similar interest-earning assets by $48.7 million, or 27.0% of total interest-earning assets.

         Interest rates are highly sensitive to many factors that are beyond our control. Some of these factors include: governmental monetary policies; inflation; recession; unemployment; the money supply; domestic and international economic and political conditions; and domestic and international crises. Changes in interest rates could have adverse effects on our operations. Specifically,

         o Historically, we have relied on short-term and institutional deposits as a source of funds, and we will continue to rely on these types of deposits pursuant to our Internet strategy. Our ability to retain these deposits is directly related to the rate of interest paid by us.

         o When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, in a particular period of time, a significant increase in interest rates could adversely impact our net interest income.

         o  Changes in interest rates could adversely affect:

                  o    the volume of loans we originate;

                  o the value of our purchased loans and other interest-earning assets, particularly the investment securities and trust preferred securities portfolio;

                  o our ability to recognize income on loans purchased at a discount; and

                  o   loan repayments and prepayments.

Our commercial lending activity exposes us to credit risks

           At March 31, 1999, a majority of our real estate loan portfolio consisted of loans secured by multi-family residential real estate and commercial real estate properties. In addition, as of March 31, 1999, we had an aggregate of $1.1 million of commercial business loans and we expect to increase our emphasis on commercial business lending in the future. Furthermore, all of our commercial business loans which are secured by real estate have in the past been classified as real estate loans. We make commercial real estate and commercial business loans following analysis of credit risk, the value of the underlying collateral and other more intangible factors. This commercial lending activity exposes us to risks, particularly in the case of loans to small businesses and individuals. These risks include possible errors in our credit analysis, the uncertainty of the borrower's ability to repay the loans, the uncertainty of future economic conditions and the possibility of loan defaults. Commercial lending generally includes higher interest rates and shorter terms of repayment than non-commercial lending. Accordingly, we are subject to greater credit risk with our commercial lending. As of March 31, 1999, we had no non-performing commercial business loans and $832,000 of non-performing loans secured by commercial real estate.

Our loan acquisition strategy involves significant risks

           In addition to originating loans, our lending activities include identifying and purchasing loans which we believe to be undervalued at discounts. We have historically purchased loans either from institutions which were seeking to eliminate certain loans or categories of loans from their portfolios or in connection with the failure or consolidation of other financial institutions. Our loan acquisition strategy subjects us to risks, including some risks not experienced by financial institutions engaged in more traditional lending activities. There can be no assurance that this component of our operations will continue to provide the same level of profitability we have experienced in the past. Our loan acquisition strategy is subject to the following risks:

           o the shrinking pool of assets available because the decreasing number of failed or failing financial institutions that are being resolved by the FDIC may result in us not meeting our targeted level of loan purchases;

           o the competitive nature of the market for loan pools may result in us having to acquire such loans at less attractive prices than we have in the past;

           o the cost of resolving non-performing loan pools may be greater than that contemplated at the time of acquisition;

           o the accretion of the discount associated with purchased loans is subject to management's assumptions with respect to the estimated value of the loans and future cash flows, all of which is uncertain and is subject to change, resulting in inter-period variations in income; and

           o geographic concentrations of purchased loans, including loans in geographic areas with which we have little or no familiarity.

           We also originate loans by purchasing participations in loans from other financial institutions. We consider such loan participations to be originations because we underwrite each participation as an origination and the participation is closed using our underwriting criteria. Although we have participated in loans with four other financial institutions, as of March 31, 1999, we had seven loan participations with an aggregate principal balance of $10.7 million with affiliates of a local specialty finance and real estate company. In each of these seven loan participations, our interest and rights to principal recovery are senior to the rights of the junior participant, are collateralized by assets of an affiliate of the specialty finance company and are serviced by the specialty finance company. The senior rights created under the participation agreements were significant considerations in our qualification of the loan. Although the finance company has agreed, in several (but not all) transactions, to cause the participated loans owned by its affiliates which may become non-performing to be substituted for performing underlying loans, we are subject to risk to the extent the finance company experiences financial difficulties and is unable to comply with its replacement obligations. Furthermore, to the extent the finance company experiences financial difficulties, our ability to receive principal and interest payments on a timely basis from the finance company, as servicer of the loans, could be temporarily interrupted.

We could sustain losses if our asset quality deteriorates

           Our results of operations are significantly dependent on the quality of our assets, which is measured by the level of our non-performing assets. Non-performing assets consist of non-accrual loans, net of discount, loans which are 90 days or more overdue but still accruing interest and other real estate owned. At March 31, 1999, our non-performing assets, net of discount, amounted to $2.1 million or 1.10% of total assets. All of the $2.1 million of non-performing assets, net of discount, consisted of purchased loans. Although we purchase loan pools at a discount to the face value of such loans, we face the risk that in the event one or more of such purchased loans becomes non-performing, the underlying discount may not be sufficient to cover our cost of acquiring, servicing and, if necessary, taking legal action, with respect to such loans. Although we have recently enhanced our policies and procedures relating to monitoring asset quality and we continue to devote a significant amount of time and resources to the identification, collection and work-out of non-performing assets, the real estate markets and the overall economy in the markets where we originate and purchase loans are likely to be significant determinants of the quality of our assets in future periods and, thus, our financial condition and results of operations.

Increases in our reserve coverage for loan losses would adversely affect our business

           At March 31, 1999, our allowance for loan losses amounted to 1.05% of total loans, net of discount, and 58.75% of total non-performing loans, net of discount. In addition, the applicable purchase discount for an individual acquired loan may act as an additional reserve against loss for such loan to the extent that the collectability of such loan becomes questionable. Although we believe that we have established an adequate allowance for losses on our loan portfolio, including purchased loans, material future additions to the allowance for loan losses may be necessary due to changes in economic conditions, the performance of our loan portfolio and increases in both loan originations and purchases. In addition, the Pennsylvania Department of Banking and the FDIC, as an integral part of their examination process, periodically review our allowance for loan losses and could require increases in such allowance. Increases in the allowance for loan losses would adversely affect our results of operations.

Our yield on loans purchased at a discount is uncertain

           At the time we purchase a pool of loans, the difference between the note amount and the purchase price is accounted for as a discount. The purchase price is based on our estimate of the value of the loan, including an estimate of future cash flows. In accordance with generally accepted accounting principles, to the extent we believe a purchased loan will be collected in full, the discount associated with such purchased loan will be recognized as an increase in the yield of the loan and will be included as interest income over the estimated life of the loan. To the extent that we believe full repayment of principal and interest is not reasonable and probable, the discount will be set up as a cash discount and will not be recognized as an increase in the yield of the loan until all principal and interest is received or a final resolution is determined. To the extent that cash flows from the purchased loans may be uncertain, recognition of this income will also be uncertain. The yield on our portfolio of loans which have been purchased at a discount is subject to significant inter-period variations due to the fact that the timing of actual repayments and prepayments of the loans may differ from the original assumptions. Such inter-period variations can also result from the reclassification of loans from performing to non-performing status.

We rely on short-term deposits

           We employ a wholesale funding strategy consisting primarily of marketing retail and non-retail certificates of deposit. We have been able to maintain sufficient funds to support our lending activities by offering rates of interest on certificates of deposit marginally higher than rates offered by other banks on comparable deposits. As of March 31, 1999, $109.0 million, or 86.7%, of our deposits consisted of certificates of deposit. Of this amount, $74.0 million, or 67.8%, were placed with institutional investors. In addition, as of March 31, 1999, $52.8 million, or 48.4%, of our total certificates of deposit were due to mature within one year. In the current economic environment of low interest rates, we have been focusing on extending the maturities of our certificates of deposit and borrowings. We have extended the average maturities on our certificates of deposit to approximately 16 months. Our ability to attract and maintain deposits, as well as our cost of funds, has been, and will continue to be, significantly affected by money market rates and general economic conditions. In addition, our ability to internally fund any additional growth through lending will be impacted by our ability to maintain or generate deposits. In the event we increase interest rates further to retain deposits, earnings may be negatively affected.

We are vulnerable to unfavorable economic conditions

           The performance of financial institutions like vBank is sensitive to general economic conditions. Unfavorable economic conditions at the local, national or international level may adversely affect vBank's performance. For example, much of the United States experienced a significant economic decline in the late 1980's and early 1990's. This decline adversely affected the real estate market and the banking industry. As a result of this decline, loan repayment delinquencies increased and the value of properties underlying secured loans declined. Numerous bank failures resulted in the placement of many properties in the hands of a federal banking agency with the primary objective of prompt liquidation. In addition, recent activity in financial markets in the United States and the rest of the world has demonstrated an increasing interdependency among the various world markets and economies and has raised concerns among those in the banking industry. The implications of this interdependency are very uncertain and present risks to financial institutions such as vBank, particularly in light of the current turmoil in some foreign markets and economies. Economic conditions are unpredictable and the potential for downturns is always present.

           Although we have historically focused on acquiring loans in the Mid-Atlantic region of the United States, we have acquired loans secured by real estate located in a number of other states including Texas, Florida and California and we may acquire loans throughout the nation. In the future, we may acquire or originate loans throughout the United States through our Internet banking operations or through other means. To the extent such loans are secured by real estate outside the Mid-Atlantic region, such loans may present a greater risk of collectability than loans located in our historical primary market area. Thus, adverse economic conditions affecting any of these market areas could have a negative impact on our financial condition and results of operations.

Problems related to "Year 2000" issues could adversely affect our business

           We are aware of the issues associated with the programming code in existing computer systems as the Year 2000 approaches. The "Year 2000" problem is pervasive and complex. Virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize this information could generate incorrect data or cause a system to fail. We have consulted with our outside vendors as well as our third-party computer and software providers and are preparing our systems to operate without significant modification as a result of Year 2000 issues (including any new hardware and software which are integral to the proposed conversion of our computer-based systems). We have not been advised by any of our primary outside vendors and service providers that they do not have plans in place to address and correct any Year 2000 problems. Nevertheless, unanticipated problems could cause our systems to malfunction or cause us to incur significant costs to remediate such problems. We anticipate incurring approximately $120,000 in additional costs during the year ending December 31, 1999 related to the proposed implementation of our Year 2000 Plan. See "Management's Discussion and Analysis and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

We could be adversely affected by government regulation

           Bank regulation. We are subject to a complex body of federal and state banking laws and regulations which are intended primarily for the protection of depositors. Governmental or regulatory authorities could revise existing regulations or adopt new regulations at any time. Certain revisions could subject vBank to more demanding regulatory compliance requirements and could thereby adversely affect our ability to conduct, or the cost of conducting, business. Legislation and regulatory initiatives containing wide-ranging proposals for altering the structure, regulation and competitive relationships of financial institutions are introduced regularly. We cannot predict whether or what form of proposed statute or regulation will be adopted or the extent to which such adoption will affect our business. Furthermore, given the rapid expansion of the electronic commerce market, many regulatory bodies are adopting measures to ensure that their regulations are keeping pace. For example, Congress has held hearings on whether to regulate the electronic commerce market, while numerous states are considering adopting their own laws to regulate Internet banking. Furthermore, Congress is considering proposing new laws relating to customer privacy. Moreover, the FDIC has proposed other guidelines governing Internet operations. These and any other proposed laws, rules and regulations could force us to comply with more complex and perhaps more burdensome regulatory requirements, which could materially adversely affect our business, financial condition, results of operations and cash flows.

           Internet regulation. A number of legislative and regulatory proposals currently under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various other aspects of the Internet, including, but not limited to, on-line content, user privacy, taxation, access charges, information sharing, community development, data security, liability or third-party activities and jurisdiction. Moreover, it is uncertain how existing laws relating to these issues will be applied to the Internet. The adoption of new laws or the application of existing laws could decrease the growth in the use of the Internet, which could in turn decrease the demand for our products and services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, government restrictions on Internet content could slow the growth of Internet use and decrease acceptance of the Internet as a communications and commercial medium, and thereby have a material adverse effect on our business, financial condition and results of operations.

           Although certain local telephone carriers have asserted that the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and caused interruptions in telephone service in areas with high Internet use, the Federal Communications Commission ("FCC") has declined the request of such carriers to impose access fees on Internet service providers or commercial on-line service providers. If the FCC or state regulatory agency were to impose such access fees, the costs of transacting business on the Internet could increase substantially, potentially slowing the growth in use of the Internet, which could in turn decrease demand for our Internet bank services or increase our cost of doing business, and thus have a material adverse effect on our business, financial condition, results of operations and cash flows.

           Internet privacy. Internet user privacy has become an issue both in the United States and abroad. Numerous bills have been introduced in the House and Senate that would force companies to comply with certain specified core information practices. Such privacy legislation could affect in a materially adverse manner the way in which USABanc.com is allowed to conduct its Internet bank business, especially those aspects that involve the collection or use of personal information.

           At the international level, the European Union (the "EU") has already adopted a Directive on Data Protection (the "Directive") that permits EU member countries to impose restrictions on the collection and use of personal data. The Directive could, among other things, affect United States companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States. In response to the Directive, on November 4, 1998, the United States Department of Commerce published for comment a set of "safe harbor" principles designed to help United States organizations comply with the Directive. The "safe harbor" principles were subsequently revised and reissued for comment on April 19, 1999. On June 21, 1999, the EU and the United States Department of Commerce presented a joint report to the EU/United States Summit in Bonn, Germany on the topic of the EU/United States Data Protection Dialogue. The joint report indicates that the EU and the United States expect to finalize the "safe harbor" arrangement by Autumn 1999. It is intended that the "safe harbor" arrangement would provide a predictable framework for the application of the Directive to the transfer of personal data from the EU to the United States with adequate protection for privacy. A number of aspects to the "safe harbor" arrangement remain to be finalized, and there can be no assurance that such principles will be implemented.

Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new stock offerings

           If our shareholders sell substantial amounts of common stock in the public market following this Offering, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of the Offering, we will have ____ shares of common stock outstanding, assuming no exercise of outstanding options or warrants as of _________ , 1999. ___________________ of these shares constitute "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933 and may be sold in compliance with Rule 144. Of these shares, _________________ are subject to the 180 day lock-up period described below.

           As of ________, 1999, holders of _______________ of our shares of common stock have rights to require us to register their shares for sale with the Securities and Exchange Commission. By exercising their registration rights and causing a large number of shares to be sold in the public market, these shareholders may cause the market price of the common stock to fall. In addition, if such shareholders demand to include their shares in one of our registration statements, our ability to raise needed capital could be adversely effected. Our Company, our directors and officers who will beneficially own, collectively, _______ shares of common stock after this Offering, have agreed not to offer or sell any shares of common stock for 180 days following the date of this prospectus without prior written consent from the underwriters. We may, however, issue shares of common stock pursuant to employee stock plans, upon conversion of outstanding securities or in connection with acquisitions, business combinations or strategic investments.

           As of _______, 1999, there were outstanding options to purchase ________ shares of our common stock and warrants to acquire ________ shares of our common stock. The common stock underlying these options and warrants will be eligible for sale in the public market from time to time subject to vesting and other requirements. The stock options and warrants generally have exercise prices significantly below the current market price of our common stock. The possible sale of a significant number of these shares may cause the market price of our common stock to fall.

USABanc.com does not intend to pay cash dividends and the ability of vBank to pay cash dividends to USABanc.com is restricted

           USABanc.com has never paid or declared a cash dividend and we do not anticipate paying cash dividends in the foreseeable future. USABanc.com currently intends to retain earnings, if any, to fund the development and growth of its business. USABanc.com's ability to pay dividends to its shareholders is limited by vBank's ability to pay dividends to USABanc.com. vBank is subject to substantial regulatory restrictions on its ability to pay dividends to USABanc.com. See "Dividend Policy."

We need to maintain adequate capital to support our anticipated growth

           We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. To the extent our operations expand, we will be required to support such growth by increasing our capital to acceptable regulatory levels. We expect our operations, including our asset base, to grow substantially as a result of implementing our Internet banking strategy. Accordingly, we may need to raise additional capital in the future to support our operations should they continue to expand. This may be accomplished through the sale of additional securities of USABanc.com, including the issuance of additional shares of our common stock. Shareholders of USABanc.com do not have a right to purchase any new issue of shares of our common stock in order to maintain their proportionate ownership interests in USABanc.com. Should we choose to raise capital through the sale of our common stock, such action would dilute the voting power of the outstanding shares and reduce the portion of any dividend and liquidation proceeds payable to the holders of the common stock.

Provisions of our Articles of Incorporation and Bylaws have certain anti-takeover effects

           Certain provisions of our amended and restated articles of incorporation and our bylaws may delay, deter or prevent a change in control of USABanc.com that is not approved by our board of directors. These provisions include our ability to issue shares of preferred stock in one or more series without further authorization of the shareholders and a supermajority shareholder approval requirement for certain transactions, including a merger, consolidation, liquidation or disposition of all or substantially all of our assets. See "Description of Capital Stock--Change in Control."

           The voting rights of the shares of Class A common stock are identical to the voting rights of the Class B common stock with one exception: the holders of the shares of Class A common stock are entitled to elect two-thirds of our directors and the holder of the Class B common stock is entitled to elect one-third of our directors. Kenneth L.

Tepper, our President and Chief Executive Officer, is the sole holder of Class B common stock. This concentration of voting power could have the effect of delaying or preventing a change of control.

           Our articles also give our board of directors broad discretion to evaluate a takeover attempt. In particular, our articles give our board of directors broad discretion to prevent a change of control, including the use of a "poison pill" defense. See "Description of Capital Stock."

The book value of the shares you purchase in this Offering will be diluted

           The public offering price of our common stock is substantially higher than the book value per share of our outstanding common stock immediately after the Offering. If you purchase common stock in this Offering, you will incur immediate dilution of approximately $__________ in the book value per share of the common stock from the price you pay for the common stock. You will experience further dilution as holders of options and warrants to purchase our common stock at exercise prices below the public offering price in this Offering exercise their options and warrants.

                                 USE OF PROCEEDS

           We estimate our net proceeds from the sale of the 3,000,000 shares of common stock we are offering to be $_____ million at the initial price to the public of $_____ per share, after deducting the underwriting discount and estimated offering expenses. If the underwriters exercise their over-allotment option in full, then our net proceeds will be $_____ million.

           We intend to use approximately $_____ million of the net proceeds to invest as additional capital of vBank. vBank intends to use approximately $_____ million of the additional capital to launch a national marketing campaign for our Internet banking operations and approximately $_____ to fund the infrastructure for our Internet banking operations. vBank intends to use the remaining additional capital, approximately $_____ million, to maintain its well-capitalized status under regulatory capital guidelines. We intend to retain the remaining net proceeds, approximately $_____ million, in USABanc.com for general corporate purposes, including payments on our guaranteed preferred beneficial interests in subordinated debt. See "Capitalization" and notes __________ and __________ to the financial statements included in this prospectus beginning on page F-1. We intend to invest the net proceeds of this Offering in U.S. government agency securities, mortgage-backed securities and other investment securities pending their use.

                           PRICE RANGE OF COMMON STOCK

           Our common stock has been quoted on the Nasdaq SmallCap Market under the symbol "USAB" since the first quarter of 1996. We have made application to have our common stock quoted on the Nasdaq National Market under the same symbol. The following table sets forth, for the periods indicated, the range of high and low sales prices per share of our common stock as reported on the Nasdaq SmallCap Market. All prices have been adjusted to reflect (a) a 33% stock dividend paid on July 18, 1997, (b) a 33% stock dividend paid on August 17, 1998 and (c) a two-for-one stock split effected in the form of a dividend paid on June 15, 1999.


                                                              Sales Price
                                                        -----------------------
Period                                                    High           Low
------                                                  ---------     ---------
1997
----
First Quarter.......................................    $2 61/64     $2 39/64
Second Quarter......................................     3 1/64       2 5/16
Third Quarter.......................................     3 29/32      2 25/32
Fourth Quarter......................................     3 3/8        3

1998
----
First Quarter.......................................     5 1/4        3 9/32
Second Quarter......................................     5 13/16      5 1/16
Third Quarter.......................................     6 29/32      3 3/4
Fourth Quarter......................................     4 1/2        3 3/8

1999
----
First Quarter.......................................     4 1/2        4
Second Quarter......................................    11            4
Third Quarter (through July 15, 1999)..............     15 1/4        6 7/8

           On July 15, 1999, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $13.25 per share.

         As of June 1, 1999, there were 4,014,784 shares of common stock outstanding, held by approximately 214 holders of record.

                                 DIVIDEND POLICY

         USABanc.com has never paid or declared a cash dividend and we do not anticipate paying cash dividends in the foreseeable future. USABanc.com currently intends to retain future earnings, if any, to fund the development and growth of its business. During each of the last two fiscal years, USABanc.com paid a 33% stock dividend to the holders of shares of its common stock. Effective June 15, 1999, USABanc.com paid a dividend to the holders of shares of its common stock in the form of a two-for-one stock split. In the future, our board of directors will determine our dividend policy based on an analysis of factors that the board of directors deems relevant and subject to applicable legal restrictions. We expect that those factors will include our earnings, financial condition, cash requirements, the capital requirements of vBank and investment opportunities at the time any such payment is considered.

         In addition, USABanc.com's ability to pay dividends to its shareholders is limited by vBank's ability to pay dividends to USABanc.com. Dividend payments from vBank are subject to:

         o regulatory limitations, generally based on current and retained earnings, imposed by the various regulatory agencies with authority over vBank;

         o regulatory restrictions if such dividends would impair the capital of vBank or cause vBank to be undercapitalized;

         o Federal Reserve Board prudent banking standards relating to the amount of net income available to common shareholders and the prospective rate of earnings retention; and

         o vBank's profitability, financial condition and capital expenditures and other cash flow requirements.

                                 CAPITALIZATION

         The following table sets forth our consolidated capitalization at March 31, 1999, (1) on an actual basis, and (2) as adjusted to give effect to the sale of common stock in this Offering, assuming the underwriters do not exercise their over-allotment option. See "Use of Proceeds." This table excludes _____ shares of common stock issuable upon exercise of stock options and warrants. This table should be read in conjunction with our consolidated financial statements and notes thereto, which are included in this prospectus beginning on Page F-1, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                            At March 31, 1999
                                                                                     -------------------------------
                                                                                                              As
                                                                                         Actual           Adjusted(1)
                                                                                     --------------------------------
                                                                                           (Dollars in Thousands)
Liabilities:
Deposits............................................................................       $125,765         $125,765
Borrowings..........................................................................         34,163           34,163
Guaranteed Preferred Beneficial Interests in Subordinated Debt......................         10,000           10,000
Accrued expenses and other liabilities..............................................          2,606            2,606
                                                                                           --------         --------
   Total liabilities................................................................        172,534          172,534
                                                                                           --------         --------
Stockholders' Equity:
Preferred stock, $1.00 par value; 5,000,000 authorized shares; no shares issued and
   outstanding......................................................................             --               --
Common stock, $1.00 par value; 10,000,000 authorized shares; 4,014,784 shares issued outstanding and 216,460 shares of converted and unissued Class B common stock,
   actual; __________ shares issued and outstanding, as adjusted....................          4,232
Additional paid-in-capital..........................................................          8,567
Accumulated earnings................................................................          1,526            1,526
Accumulated other comprehensive (loss) income - unrealized depreciation on
   securities available-for-sale....................................................           (629)            (629)
                                                                                           --------         --------
   Total stockholders' equity.......................................................         13,696
                                                                                           --------         --------
     Total liabilities and stockholders' equity.....................................       $186,230
                                                                                           ========         ========

--------------------
(1) Assumes that the net proceeds to USABanc.com, after deducting the estimated underwriting discount and estimated offering expenses, are $_______________.

                               REGULATORY CAPITAL

         Under regulations adopted by the Board of Governors of the Federal Reserve System, we are required to maintain Tier 1 capital equal to at least 4.0% and total capital (Tier 1 plus Tier 2 capital) equal to at least 8.0% of our risk weighted assets, and Tier 1 capital equal to at least 4.0% of our average total assets (calculated quarterly). See "Regulation of USABanc.com and vBank."

         The following tables set forth USABanc.com's actual regulatory capital and regulatory capital ratios at March 31, 1999 and USABanc.com's pro forma regulatory capital and regulatory capital ratios at March 31, 1999, as adjusted to give effect to the receipt of the net proceeds from the sale of the common stock in the Offering. See "Use of Proceeds." The amount of average adjusted total assets used for the Tier 1 leverage ratio was approximately $177.0 million. Risk-weighted assets used for the risk-based capital ratios amounted to approximately $149.0 million. The following tables assume the investment of the proceeds of the Offering in assets with an average risk-weighting of 20%.

                                                         Actual                            Pro Forma (2)
                                             -----------------------------       ------------------------------
                                                            Risk-Based                          Risk-Based
                                                         -----------------                  -------------------
                                              Tier 1                              Tier 1
                                             Leverage    Tier 1     Total        Leverage   Tier 1       Total
                                             Capital     Capital   Capital       Capital    Capital     Capital
                                             -------     -------   -------       --------   -------     -------
                                                                   (Dollars in Thousands)
Stockholders' equity.....................    $14,325     $14,325   $14,325       $          $           $
Minority interest--Guaranteed
   Preferred Beneficial Interests in
   Subordinated Debt (1).................      4,541       4,541    10,000
Unrealized losses on securities
   available for sale....................       (629)       (629)     (629)
Non-allowable capital:
   Direct real estate investments........         --          --        --
   Intangible assets.....................        (74)        (74)      (74)
Supplemental capital:
   Allowance for loan losses.............         --          --     1,175
                                             -------     -------   -------       -------    -------     -------
Regulatory capital.......................    $18,163     $18,163   $24,797
                                             =======     =======   =======       =======    =======     =======


                                                         Actual                            Pro Forma (2)
                                             -----------------------------       ------------------------------
                                                             Risk-Based                          Risk-Based
                                                         -----------------                  -------------------

                                              Tier 1      Tier 1    Total         Tier 1    Tier 1       Total
                                             Leverage     Capital  Capital       Leverage   Capital     Capital
                                              Ratio        Ratio    Ratio         Ratio      Ratio       Ratio
                                             --------    --------  -------       --------   -------     -------
Regulatory capital.......................      10.3%       12.2%    16.6%             %          %           %
Regulatory requirement...................       4.0         4.0      8.0
                                               ----        ----     ----           ----      ----        ----
Excess above required ratio..............       6.3%        8.2%     8.6%             %          %           %
                                               ====        ====     ====           ====      ====        ====

-------------------
(1) On March 9, 1999, USABanc.com issued $10.0 million of 9.5% junior subordinated debentures to USA Capital Trust I, a Delaware business trust, in which USABanc.com owns all of the common equity. The trust issued $10.0 million of trust preferred securities to investors in a private offering, secured by the junior subordinated debentures and the guarantee of USABanc.com. The trust preferred securities are Tier 1 eligible except that, in accordance with Federal Reserve Board regulations, no more than 25% of Tier 1 capital may be comprised of trust preferred securities. At March 31, 1999, 25% of USABanc.com's Tier 1 capital equaled approximately $4.5 million. Accordingly, only $4.5 million of the trust preferred securities were eligible as Tier 1 capital as of such date. Assuming completion of the Offering, however, USABanc.com's Tier 1 capital would increase to a level such that the entire amount of the trust preferred securities would be eligible for treatment as Tier 1 capital on a pro forma basis.

(2) Pro Forma calculations assume that the net proceeds from the sale of common stock of USABanc.com, approximately $______ million, are invested in assets that have a risk-weight equivalent to investment securities assigned to the 20% category. While a portion of the net proceeds of the Offering will be used to maintain capital levels above minimum regulatory levels, USABanc.com, intends to immediately deploy a portion of the net proceeds of the Offering to launch a national marketing campaign for its Internet banking operations and to fund the infrastructure of its Internet banking operations. See "Use of Proceeds." The pro forma regulatory levels and ratios set forth in the tables above reflect anticipated levels and ratios immediately upon completion of the Offering and are not necessarily indicative of such levels and ratios at any time following completion of the Offering.

          See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Resources" for a discussion of vBank's regulatory capital and regulatory capital ratios at March 31, 1999.

                      USABANC.COM STATEMENTS OF OPERATIONS

         The following Statements of Operations of USABanc.com for each of the years in the two-year period ended December 31, 1998 are derived from financial statements that have been audited by Grant Thornton LLP, independent auditors, whose report thereon appears elsewhere in this prospectus. The information for the three months ended March 31, 1999 and 1998 is derived from unaudited financial statements, and, in the opinion of management, all adjustments necessary for a fair presentation of such interim periods have been included and are only of a normal recurring nature. Results for the three months ended March 31, 1999 are not indicative of the results that may be expected for the year ending December 31, 1999. These statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                                  Three Months Ended                      Year Ended
                                                                       March 31,                          December 31,
                                                              -------------------------           ---------------------------
                                                               1999               1998              1998                1997
                                                              ------             ------           -------              ------
                                                                      (unaudited)
                                                                                  (Dollars in Thousands)
Interest income:
  Loans...............................................        $2,756             $1,647           $ 9,028              $3,090
  Investment securities...............................         1,044                548             3,015               1,637
  Interest-bearing deposits and other.................            81                 92               309                 152
                                                              ------             ------           -------              ------
     Total interest income............................         3,881              2,287            12,352               4,879

Interest expense:
  Deposits............................................         1,667              1,080             5,266               2,285
  Borrowed funds......................................           488                 94             1,188                 245
                                                              ------             ------           -------              ------
     Total interest expense...........................         2,155              1,174             6,454               2,530
  Net interest income.................................         1,726              1,113             5,898               2,349
  Provision for loan losses...........................           100                 35               510                 415
                                                              ------             ------           -------              ------
     Net interest income after provision for loan
         losses.......................................         1,626              1,078             5,388               1,934

Non-interest income:
  Gain on sales of investment securities..............            56                 39               378                 127
  Brokerage operations................................           126                162               141                 102
  Other...............................................           138                 20               240                  85
                                                              ------             ------           -------              ------
     Total non-interest income........................           320                221               759                 314

Non-interest expense:
  Compensation and benefits...........................           506                272             1,539               1,346
  Occupancy...........................................           164                 72               523                 202
  Other...............................................           586                274             1,638                 909
                                                              ------             ------           -------              ------
     Total non-interest expense.......................         1,256                618             3,700               2,457

Income (loss) before income taxes.....................           690                681             2,447                (209)
Income taxes..........................................           276                268               957                  17
                                                              ------             ------           -------              ------
Net income (loss).....................................        $  414             $  413           $ 1,490              $ (226)
                                                              ======             ======           =======              ======
Earnings (loss) per share--basic.......................       $ 0.10             $ 0.13           $  0.38              $(0.10)
                                                              ======             ======           =======              ======
Earnings (loss) per share--diluted.....................       $ 0.09             $ 0.12           $  0.35              $(0.10)
                                                              ======             ======           =======              ======
Weighted average number of shares
  outstanding -- basic.................................    4,231,244          3,210,540          3,971,672          2,164,727
Weighted average number of shares
  outstanding -- diluted...............................    4,465,770          3,393,776          4,239,638          2,164,727


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         We currently offer a full range of banking services through vBank and a wide range of investment-related products through USACapital, Inc., a wholly owned subsidiary of USABanc.com. Our goal is to become a leading provider of financial products and services over the Internet.

         In pursuit of this goal, we have recently expended significant resources on technology, Website development, marketing, hiring of personnel and other startup costs related to the development and operation of our Internet banking platform. Given that we intend to continue to expend significant financial and management resources in connection with our Internet banking operations, we expect to incur substantial losses. Moreover, to the extent that increases in operating expenses precede or are not subsequently followed by increased revenues, our business, financial condition, results of operations and cash flows will be materially adversely affected.

         Our revenue consists of interest income and, to a lesser degree, non-interest income, which includes income primarily from services and gains on the sale of loans and securities. Our net interest income is the difference between the rates of interest earned on our loans and other interest-earning assets and the rates of interest paid on our deposits and borrowed funds. An indicator of an institution's profitability is its net interest margin or net yield on interest-earning assets, which is its annualized net interest income divided by the average balance of interest-earning assets. Fluctuations in interest rates as well as volume and composition changes in interest-earning assets and interest-bearing liabilities may materially affect net interest income.

         Since our acquisition of vBank in November 1995, we have aggressively grown our loan portfolio through the acquisition of loan pools at a discount and through loan originations. Our net loan portfolio has grown from $7.0 million at December 31, 1995 to $110.0 million at March 31, 1999. We intend to continue to expand our small business community banking presence in the Mid-Atlantic region primarily through increased loan originations and purchases of pools of discounted loans. We intend to emphasize the origination and purchase of commercial real estate and commercial business loans, which generally carry higher yields than traditional single-family residential loans. Although we intend to continue to originate single-family residential and consumer loans, such loans will not be emphasized and will be offered primarily as an accommodation to our customers. Single-family residential loans originated through our Website will be originated through our alliance partner, Fidelity Mortgage Trust dba Low Cost Loans ("Low Cost Loans"). We intend to fund our increased lending activities in part with deposit growth we expect to achieve from our Internet banking operations.

         We actively monitor our net interest rate sensitivity position. Effective interest rate sensitivity management seeks to ensure that net interest income and the market value of equity are protected from the impact of changes in interest rates. To this end, we have established risk measurement guidelines employing market value of equity and gap methodologies and other measures.

       Comparison of Financial Condition and Results of Operations for the Three Months Ended March 31, 1999 and March 31, 1998

Financial Condition

         USABanc.com's total assets increased from $165.1 million at December 31, 1998 to $186.2 million at March 31, 1999, an increase of $21.1 million, or 12.8%. The increase was due primarily to increases in the loan and securities portfolios of $7.9 million and $20.8 million, respectively. This growth was funded by increases in deposits of $11.3 million (primarily non-retail certificates of deposit) and of $10.0 million of guaranteed preferred beneficial interests in subordinated debentures which were issued with the proceeds from a private placement issuance of trust preferred securities. The increase in the securities portfolio was primarily due to the acquisition of corporate trust preferred securities and federal agency bonds. Management plans to utilize deposit expansion to provide the necessary funding for vBank's continued growth, although management may also use advances from the FHLB in conjunction with deposit expansion to fund vBank's growth as it has done in the past. At March 31, 1999, vBank had $33.8 million in borrowing capacity under a collateralized line of credit with the FHLB, of which $30.0 million was drawn upon as of such date. USABanc.com's stockholders' equity increased from $13.6 million at December 31, 1998 to $13.7 million at March 31, 1999, as the earnings of USABanc.com were offset by an increase in the unrealized losses on

USABanc.com's securities portfolio, which pursuant to Statement of Financial Accounting Standards No. 115, are treated as a separate component of stockholders' equity. At March 31, 1999, such unrealized losses amounted to $629,000.

Results of Operations

         Net Income. USABanc.com reported net income of $414,000 or $0.09 per share (diluted), for the three months ended March 31, 1999, compared to $413,000, or $0.12 per share (diluted), for the three months ended March 31, 1998. The slight increase in net income was primarily due to the increase in net interest income of $613,000 and the increase in non-interest income of $99,000 as compared to the same period in 1998. These increases were partially offset by an increase of non-interest expense of $638,000 due to the cost of enhancing USABanc.com's infrastructure, primarily an increase in salaries, occupancy expense and professional fees.

         Interest Income. Total interest income increased $1.6 million, or 69.7%, for the three months ended March 31, 1999, compared to the three months ended March 31, 1998, due to the higher volume of net loans receivable and securities. The increase in interest income on loans of $1.1 million is due to an increase of $47.8 million in the average balance of the loan portfolio, as well as accretion income recognized on discounted loan pools purchased by vBank. The total increase was related to an increase of $45.9 million in the average balance of real estate loans and an increase of $1.9 million in the average balance of commercial business loans. This increase in the average balance of our loans reflects USABanc.com's strategy to continue to grow its commercial business and commercial real estate loan portfolio. The discount associated with such discounted loan pools is recognized as a yield adjustment and is included as interest income. During the three months ended March 31, 1999 vBank recognized $301,000 in accretion income compared to $258,000 of accretion income for the three months ended March 31, 1998. The increase in accretion income is due to an increased volume of loans. The increase in interest income on securities of $496,000 is due to an increase of $25.2 million in the average balance of the securities portfolio. The total 6.8 % increase was comprised of an increase of $13.4 million of trust preferred securities with an average yield of 9.22% and an increase of $11.8 million of mortgage-backed obligations with an average yield of 6.78%.

         Interest Expense. Total interest expense increased $981,000, or 83.6%, for the three months ended March 31, 1999, compared to the three months ended March 31, 1998, due to the higher volume of certificates of deposit and advances from the FHLB. Interest expense on borrowings increased $394,000 due to the increase in the average outstanding balance of FHLB advances of $29.0 million. Interest expense incurred on certificates of deposit increased $537,000 due to the average balance of certificates of deposit increasing $41.2 million. This increase in interest expense reflects USABanc.com's growth strategy of increasing certificates of deposit to fund the growth of vBank. Increases in interest expenses due to volume were partially offset by decreases in the interest rates paid on FHLB advances and certificates of deposit by approximately 37 basis points. The average cost of funds, including other borrowings, was 5.62% for the first three months of 1999 compared to 5.89% over the same period in 1998.

         Net Interest Income. USABanc.com's profitability, like that of many financial institutions, is dependent to a large extent upon net interest income. Net interest income is the difference between interest income (principally from loans and investment and mortgage-backed securities) and interest expense (principally on customer deposits and borrowings). Changes in net interest income result from changes in the mix of rates and volumes of interest-earning assets and interest-bearing liabilities that occur over time. Volume refers to the average dollar level of interest-earning assets and interest bearing liabilities. Net interest spread refers to the differences between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin refers to net interest income divided by average interest-earning assets.

         Net interest income for the three months ended March 31, 1999 increased $613,000, or 55.1%, to $1.7 million from $1.1 million for the same period in 1998. Average interest-earning assets increased by $70.5 million, or 77.0%, to $162.0 million, for the three months ended March 31, 1999 compared to the same period in 1998. Average interest-bearing liabilities increased $73.6 million, or 92.2%, over the same period. The net interest spread and net interest margin decreased for the period ended March 31, 1999 compared to March 31, 1998, from 4.11% to 3.96% and from 4.86% to 4.26%, respectively. The major reason for the spread and margin compression relates to the proportion of the amount of accretion of the discount on loans acquired to total interest income. For the three months ended March 31, 1999, $301,000 of discount was accreted into interest income, or 7.7% of the total interest income. This compares to $259,000 of discount accreted into interest income for the three month period ended March 31, 1998, or 11.3% of total interest income. Excluding the income attributable to the accretion of discount on loans acquired, the net interest margin would have declined 20 basis points for the three months ended March 31, 1999 compared to the three months ended March 31, 1998 to 3.52% from 3.73%, respectively.

         Analysis of Net Interest Income. The following table presents information regarding yields on interest-earning assets, expense on interest-bearing liabilities, and net yields on interest-earning assets for the periods indicated:

                                                               Three Months Ended March 31,
                                        ---------------------------------------------------------------------------
                                                        1999                                  1998
                                        ------------------------------------  -------------------------------------
                                          Average                  Average      Average                  Average
                                         Balance(1)   Interest   Yield/Rate    Balance(1)   Interest    Yield/Rate
                                        -----------  ----------  -----------  -----------   ---------   -----------
                                                                  (Dollars in Thousands)
Interest-earning assets:
   Loans..............................     $102,169     $ 2,756     10.79%      $57,674      $1,647       11.43%
   Securities.........................       52,976       1,044      7.88        27,746         548        7.89
   Interest-bearing deposits and
     other............................        6,818          81      4.75         6,093          92        6.02
                                           --------     -------    ------       -------      ------       -----
     Total interest-earning assets....     $161,963     $ 3,881      9.58%      $91,513      $2,287       10.00%
                                           --------     -------    ------       -------      ------       -----

Interest-bearing liabilities:
   Deposits:
     Passbook.........................     $  7,671     $    85      4.43%      $ 1,876      $   13        2.65%
     NOW accounts.....................        1,001           6      2.40           935           9        3.95
     Money market accounts............        3,369          40      4.75         5,770          59        4.05
     Certificates of deposit..........      106,033       1,536      5.79        64,857         999        6.17
   Borrowings.........................       35,298         488      5.53         6,340          94        5.90
                                           --------     -------      ----       -------      ------        ----
     Total interest-bearing liabilities    $153,372     $ 2,155      5.62%      $79,778      $1,174        5.89%
                                           --------     -------      ----       -------      ------        ----

Excess of interest-earning assets over
    interest-bearing liabilities......     $  8,591                             $11,735
                                           ========                             =======
Net interest income...................                  $ 1,726                              $1,113
                                                        =======                              ======
Interest rate spread..................                               3.96%                                 4.11%
                                                                     ====                                  ====
Net interest margin ..................                               4.26%                                 4.86%
                                                                     ====                                  ====

----------------
(1) Average balances are calculated on a monthly basis.

         Rate/Volume Analysis. The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between changes (a) related to outstanding balances and (b) due to the changes in interest rates. Information is provided in each category with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change in rate/volume (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.


                                                                March 31, 1999 vs. March 31, 1998
                                                         ----------------------------------------------
                                                            Increase or (Decrease)
                                                               Due to Change in
                                                         -------------------------

                                                            Average      Average      Total Increase
                                                             Volume        Rate          (Decrease)
                                                         ------------  -----------   ------------------
                                                                      (Dollars in Thousands)
Variance in interest income on:
   Interest-earning assets:
      Loans.................................               $1,212          $(103)          $1,109
      Securities............................                  497             (1)             496
      Interest-bearing deposits and other...                    8            (19)             (11)
                                                           ------          -----           ------
         Total interest-earning assets......               $1,717          $(123)          $1,594
                                                           ------          -----           ------

   Interest-bearing liabilities:
      Deposits:
         Passbook...........................               $   51          $  21           $   72
         NOW accounts.......................                    1             (4)              (3)
         Money market accounts..............                  (27)             8              (19)
         Certificates of deposit............                  596            (59)             537
      Borrowings............................                  400             (6)             394
                                                           ------          -----           ------
         Total interest-bearing liabilities.               $1,021          $ (40)          $  981
                                                           ------          -----           ------
   Change in net interest income............               $  696          $ (83)          $  613
                                                           ======          =====           ======

         Provision for Loan Losses. Management records a provision for loan losses in an amount that it believes will result in an allowance for loan losses sufficient to cover all potential net charge-offs and risks believed to be inherent in the loan portfolio. Management's evaluation includes such factors as past loan loss experience as related to current loan portfolio mix, evaluation of actual and potential losses in the loan portfolio, prevailing regional and national economic conditions that might have an impact on the portfolio, regular reviews and examinations of the loan portfolio conducted by bank regulatory authorities, and other factors that management believes deserve current recognition. As a result of management's evaluation of these factors, the provision for loan losses was $100,000 during the three months ended March 31, 1999 compared to $35,000 during the same period in 1998. The increase in the provision for loan losses during the three months ended March 31, 1999, as compared to the same period in the prior year, was due primarily to the substantial growth in vBank's loan portfolio. The allowance for loan losses as a percentage of loans outstanding was 1.05% at March 31, 1999, compared to 1.02% at December 31, 1998 and 1.00% at March 31, 1998. In addition, the allowance for loan losses as a percentage of total non-performing loans, net of discount, was 58.75% at March 31, 1999, compared to 294.55% at March 31, 1998. The significant decline in this ratio during the three months ended March 31, 1999 compared to the same period in the prior year was due, in large part, to a single acquired commercial real estate loan which became non-performing during the third quarter of 1998. vBank is pursuing an aggressive strategy of resolution with respect to this loan, and vBank expects to resolve the loan to its satisfaction within the next 12 months. Management will continue to record a provision for loan losses to maintain the allowance for loan losses at a level deemed adequate by management on a quarterly basis. No charge-offs on loans were recorded during the first quarter of 1999 compared to $8,000 of charge-offs for the first quarter of 1998.

         Management believes that the allowance for loan losses is adequate to cover actual and potential losses in the loan portfolio under current conditions. Nevertheless, there can be no assurance that additions to such allowance will not be necessary in future periods, particularly if the growth in vBank's commercial loan originations and purchases continues.

         Non-Interest Income. Non-interest income increased $99,000, or 44.8%, in the first three months of 1999 compared to the same three months of 1998. Gains on sales of securities classified as available-for-sale increased $17,000 and service charges on deposit accounts, other service charges, loan review fees, letter of credit fees and other miscellaneous income increased $82,000 during the period.

         Non-Interest Expense. Other expense increased an aggregate of $638,000 or 103.2%, compared to the first three months of 1998. Compensation expense increased $234,000 due to the hiring of additional personnel. Occupancy expense increased $92,000 due to the addition of two branches. Advertising expense increased $36,000 due to a new marketing campaign. Other expenses increased $192,000 primarily as a result of computer expenses related to certain software and hardware purchases for the www.usabanc.com Website, expenses related to loan acquisitions and other miscellaneous items. Professional fees increased $84,000 due to an increase in outside consulting and legal services provided during the quarter.

         Income Tax Expense. Income tax expense recorded for the three months ended March 31, 1999 and 1998 was $276,000 and $268,000, or 40.0% and 39.4%
effective tax rate, respectively.

Asset and Liability Management

         A principal objective of vBank's asset and liability management is to minimize vBank's exposure to changes in interest rates. vBank's policy is to attempt to manage assets and liabilities in such a way as to maximize net interest income through changing interest rate environments. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. Interest rate sensitivity measures the relative volatility of a bank's net interest margin resulting from changes in market interest rates.

         The following table summarizes repricing intervals for interest-earning assets and interest-bearing liabilities for the period ended March 31, 1999 and the difference or "gap" between them on an actual and cumulative basis for the periods indicated. The table was prepared with the following assumptions: (1) 50% of vBank's transaction accounts are considered core deposits and are assumed to mature in the "Over 5 Years" category; the remaining 50% are not considered to be core transaction accounts, are sensitive to rate changes, and, as such, are placed in the "1-90 Days" category; (2) interest-earning assets are calculated based on contractual adjustments or stated maturities in the instruments without any adjustments for prepayment; and (3) certificates of deposit and borrowings are scheduled based on the applicable stated maturities.

                                                                                                                       3/31/99
                                              1-90 Days        91-364 Days        1-5 Years       Over 5 Years         Balance
                                           --------------   -----------------   -------------   ----------------   -------------
                                                                            (Dollars in Thousands)
Interest-earning assets:
      Loans receivable...................       $ 7,810          $  7,138          $ 40,981          $ 55,406          $111,335
      Investments........................         2,561                --             5,113            61,024            68,698
                                                -------          --------          --------          --------          --------
          Total interest-earning assets..       $10,371          $  7,138          $ 46,094          $116,430          $180,033
                                                =======          ========          ========          ========          ========

Interest-bearing liabilities:
      Demand.............................       $   665          $     --          $     --          $    664          $  1,329
      NOW accounts.......................           454                --                --               454               908
      Money market accounts..............         1,055                --                --             1,054             2,109
      Passbook accounts..................         6,184                --                --             6,183            12,367
      Certificates of deposit............        11,217            41,603            56,232                --           109,052
      Borrowings.........................            --             5,000            29,163                --            34,163
      Guaranteed Preferred Beneficial
          Interests in Subordinated Debt.            --                --                --            10,000            10,000
                                                -------          --------          --------          --------          --------
            Total interest-bearing
              liabilities................       $19,575          $ 46,603          $ 85,395          $ 18,355          $169,928
                                                =======          ========          ========          ========          ========

Periodic gap.............................       $(9,204)         $(39,465)         $(39,301)         $ 98,075          $ 10,105
                                                =======          ========          ========          ========          ========
Cumulative gap...........................       $(9,204)         $(48,669)         $(87,970)         $ 10,105                --
                                                =======          ========          ========          ========          ========
Ratio of gap to interest-earning
      assets.............................          (5.1)%           (21.9)%           (21.8)%            54.5%               --
                                                =======          ========          ========          ========          ========
Ratio of cumulative gap to interest-
      earning assets.....................          (5.1)%           (27.0)%           (48.9)%             5.6%               --
                                                =======          ========          ========          ========          ========


         A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely.

         If repricing of vBank's assets and liabilities were equally flexible and moved concurrently, the impact of an increase or decrease in interest rates on net income would be minimal. At March 31, 1999, vBank had a negative cumulative one year gap, which suggests that net interest income may decrease during periods of rising interest rates.

         The method used to analyze interest rate sensitivity in the previous table has a number of limitations. Certain assets and liabilities may react differently to changes in interest rates even though they reprice or mature in the same or similar time periods. The interest rates on certain assets and liabilities may change at different times than changes in market interest rates, with some changing in advance of changes in market rates and some lagging behind changes in market rates. Also, certain assets, such as adjustable-rate loans, often have provisions which may limit changes in interest rates each time market interest rates change and on a cumulative basis over the life of the loan. Additionally, the actual prepayments and withdrawals experienced by vBank in the event of a change in interest rates may deviate significantly from those assumed in calculating the data shown in the table.

         In the event vBank should experience a mismatch in its desired gap ranges or an excessive decline in its market value of equity resulting from changes in interest rates, it has a number of options which it could utilize to remedy such mismatch. vBank could restructure its investment portfolio through sales or purchases of securities with more favorable repricing attributes. It could also emphasize loan products with appropriate maturities or repricing attributes, or it could attract deposits or obtain borrowings with desired maturities.

           Comparison of Financial Condition and Results of Operations for the Years Ended December 31, 1998 and December 31, 1997

Financial Condition

         USABanc.com's total assets increased from $89.3 million at December 31, 1997 to $165.1 million at December 31, 1998, an increase of $75.8 million, or 84.8%. The increase was due primarily to increases in the loan and securities portfolios of $46.1 million and $22.3 million, respectively. This growth was funded by increases in certificates of deposit (primarily non-retail certificates of deposit) and borrowed funds of $41.8 million and $22.7 million, respectively. The increase in the loan portfolio was primarily due to the purchase of commercial and single-family residential real estate loans at a discount. These purchased loans, which had an aggregate unpaid principal balance of approximately $37.3 million (38% of commercial and 62% of residential loans) as of the date of acquisition, were acquired for approximately $35.2 million (reflecting an aggregate discount of $2.1 million, or 5.6%). The increase in the securities portfolio was primarily due to the acquisition of trust preferred securities and financial institution bonds. Total deposits increased $43.9 million to $114.4 million at December 31, 1998. The increase in deposits was comprised of an increase in certificates of deposit of $41.8 million and an increase in transaction accounts of $2.1 million during the period which resulted from vBank's marketing efforts to attract new customers. Borrowed funds consist of fixed-rate callable advances from the FHLB. Total borrowed funds increased to $35.3 million at December 31, 1998, from $12.6 million at December 31, 1997. The increases in deposits and in borrowed funds were utilized to fund increases in loans and securities as part of vBank's overall growth strategy. Management plans to continue to utilize advances from the FHLB in conjunction with deposit expansion to provide the necessary funding for vBank's continued growth. vBank's borrowing limit at the FHLB as of December 31, 1998, was approximately $30.0 million, all of which was drawn upon as of such date. USABanc.com's stockholders' equity increased from $5.4 million at December 31, 1997 to $13.6 million at December 31, 1998. The $8.2 million, or 151.8%, increase in stockholders' equity was primarily due to USABanc.com's private placement of $7.5 million of common stock in February 1998.

Results of Operations

         Net Income. USABanc.com reported net income of $1.5 million, or $0.35 per share, diluted, for the year ended December 31, 1998, compared to a net loss of $226,000, or $0.10 per share, diluted, for the year ended December 31, 1997. The increase in net income was primarily the result of an increase in net interest income of $3.5 million and an increase in non-interest income of $445,000. These increases were partially offset by an increase in the provision for loan losses of $95,000, an increase in non-interest expense of $1.2 million, and an increase in income tax expense of $940,000.

         Interest Income. Interest income increased 153.2% or $7.5 million to $12.4 million, for the year ended December 31, 1998, compared to the prior year. The increase in interest income was the result of an increase in interest income on loans, investment securities, and interest-bearing deposits of $5.9 million, $1.4 million, and $157,000, respectively. The increase in interest income on loans was due to an increase in the average balance of the loan portfolio, as well as accretion income recognized on loan pools purchased by vBank at a discount since 1995. The discount associated with such loan pools is recognized as a yield adjustment and is included as interest income using the level yield method (to the extent that the timing and amount of cash flows can reasonably be determined). Any changes from original estimates used in the purchase price could result in either an increase or decrease in accretion income. During the years ended December 31, 1998 and 1997, vBank recognized $1.3 million and $691,000 in accretion income, respectively, representing 10.5% and 14.2% of total interest income, respectively. The significant increase in the average balance of vBank's loan portfolio reflects the $37.3 million of loan purchases and the more than $30.0 million of loan originations (including participations with local financial institutions) which were closed during the year ended December 31, 1998.

         Interest Expense. Interest expense increased 155.1% or $3.9 million to $6.5 million, for the year ended December 31, 1998, compared to the year ended December 31, 1997, due to higher volumes of new certificates of deposit and advances from the FHLB. In order to fund USABanc.com's substantial growth during the year ended December 31, 1998, USABanc.com relied primarily on non-retail certificates of deposit and, to a lesser extent, long term callable advances from the FHLB. The increase in interest expense during the year ended December 31, 1998 was also due to vBank extending the average maturity of its certificates of deposit from approximately 9 months to approximately 16 months. The average cost of funds, including borrowings, decreased 0.08% to 5.65% for the year ended December 31, 1998 when compared to the prior year.

         Net Interest Income. The earnings of USABanc.com depend primarily on its level of net interest income, which is the difference between interest earned on USABanc.com's interest-earning assets (loans and investment securities) and the interest paid on interest-bearing liabilities (deposits and borrowings). Net interest income is a function of USABanc.com's interest rate spread, which is the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to the average balance of interest-bearing liabilities. Net interest income for the year ended December 31, 1998, increased $3.5 million, or 151.1%, to $5.9 million from $2.3 million for the same period in 1997. Average interest-earning assets increased by $69.3 million, or 133.6%, to $121.2 million, for the year ended December 31, 1998. Average interest-bearing liabilities increased $70.0 million or 158.6% over the same period. USABanc.com's interest rate spread increased from 3.68% to 4.54% while USABanc.com's net interest margin increased from 4.53% to 4.87%. The increase in USABanc.com's interest rate spread and margin reflects USABanc.com's significant growth in loans and securities which were funded at a positive spread with deposits and borrowings.

         Analysis of Net Interest Income. Net interest income is affected by changes in both average interest rates and average volumes of interest-earning assets and interest-bearing liabilities. The following table presents information regarding yields on interest-earning assets, expense on interest-bearing liabilities, and net yields on interest-earning assets for the periods indicated:

                                                                    Year Ended December 31,
                                          ---------------------------------------------------------------------------
                                                          1998                                   1997
                                          ------------------------------------   ------------------------------------
                                            Average                  Average       Average                  Average
                                           Balance(1)   Interest   Yield/Rate     Balance(1)   Interest   Yield/Rate
                                          -----------  ----------  -----------   -----------  ----------  -----------
                                                                    (Dollars in Thousands)
Interest-earning assets:
   Loans................................    $ 78,797     $ 9,028      11.46%      $26,421       $3,090      11.70%
   Securities...........................      36,510       3,015       8.26        22,696        1,637       7.21
   Interest-bearing deposits and other..       5,842         309       5.30         2,739          152       5.55
                                            --------     -------      -----       -------       ------      -----
     Total interest-earning assets......    $121,149     $12,352      10.20%      $51,856       $4,879       9.41%
                                            --------     -------      -----       -------       ------      -----

Interest-bearing liabilities:
   Deposits:
     Passbook...........................    $  3,650     $    70       1.91%      $ 1,888       $   47       2.49%
     NOW accounts.......................         842          21       2.48           705           16       2.27
     Money market accounts..............       3,573         134       3.76         1,684           63       3.74
     Certificates of deposit............      83,592       5,041       6.03        35,627        2,158       6.06
   Borrowings...........................    $ 22,482     $ 1,188       5.29%      $ 4,227       $  246       5.82%
                                            --------     -------      -----       -------       ------      -----
     Total interest-bearing liabilities.    $114,139     $ 6,454       5.66%      $44,131       $2,530       5.73%
                                            --------     -------      -----       -------       ------      -----

Excess of interest-earning assets over
   interest-bearing liabilities.........    $  7,010                              $ 7,725
                                            ========                              =======
Net interest income.....................                 $ 5,898                                $2,349
                                                         =======                                ======
Interest rate spread....................                               4.54%                                 3.68%
                                                                      =====                                 =====
Net interest margin ....................                               4.87%                                 4.53%
                                                                      =====                                 =====

---------------------
(1) Average balances are calculated on a monthly basis.

         Rate/Volume Analysis. The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between changes (a) related to outstanding balances and (b) due to the changes in interest rates. Information is provided in each category with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change in rate/volume (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                                   December 31, 1998 vs. December 31, 1997
                                                               ----------------------------------------------
                                                                Increase or Decrease
                                                                   Due to Change in
                                                               ------------------------
                                                               Average          Average        Total Increase
                                                               Volume            Rate            (Decrease)
                                                               -------          -------        --------------
                                                                          (Dollars in Thousands)
Variance in interest income on:
  Interest-earning assets:
      Loans.................................                   $6,000          $  (62)             $5,938
      Securities............................                    1,113             265               1,378
      Interest-bearing deposits and other...                      164              (7)                157
                                                               ------           -----              ------
        Total interest-earning assets.......                   $7,277           $ 196              $7,473
                                                               ------           -----              ------

  Interest-bearing liabilities:
      Deposits:
            Passbook........................                       30              (7)                 23
            NOW accounts....................                        3               2                   5
            Money market accounts...........                       71              --                  71
            Certificates of deposit.........                    2,892              (9)              2,883
       Borrowings...........................                      962             (20)                942
                                                               ------           -----              ------
       Total interest-bearing liabilities...                   $3,958           $ (34)             $3,924
                                                               ------           -----              ------
Change in net interest income...............                   $3,319           $ 230              $3,549
                                                               ======           =====              ======

         Provision for Loan Losses. Management records a provision for loan losses in an amount that it believes will result in an allowance for loan losses sufficient to cover all potential net charge-offs and risks believed to be inherent in the loan portfolio. Management's evaluation includes such factors as past loan loss experience as related to current loan portfolio mix, evaluation of actual and potential losses in the loan portfolio, prevailing regional and national economic conditions that might have an impact on the portfolio, regular reviews and examinations of the loan portfolio conducted by bank regulatory authorities, and other factors that management believes deserve current recognition. As a result of management's evaluation of these factors, the provision for loan losses increased $95,000 during the year ended December 31, 1998, compared to the same period in 1997. The increase in the provision for loan losses during the year ended December 31, 1998, as compared to the same period in the prior year was due primarily to the substantial growth in vBank's loan portfolio and the shift in such loan portfolio from predominantly residential loans to a mix of residential and commercial real estate loans. The allowance for loan losses as a percentage of loans outstanding, net of discount, was 1.02% at December 31, 1998, compared to 1.01% at December 31, 1997. In addition, the allowance for loan losses as a percentage of total non-performing loans, net of discount, was 53.72% at December 31, 1998, compared to 197.96% at December 31, 1997. The significant decline in this ratio during the year ended December 31, 1998 was due, in large part, to a single acquired commercial real estate loan which became non-performing during the third quarter of 1998. vBank is pursuing an aggressive strategy of resolution with respect to this loan, and vBank expects to resolve the loan to its satisfaction within the next twelve months. See "Risk Factors--Our Yield on Loans Purchased at a Discount is Uncertain" and "Business --Asset Quality--Delinquent Loan and Non-performing Assets."

         Management believes that the allowance for loan losses is adequate to cover actual and potential losses in the loan portfolio under current conditions. Nevertheless, there can be no assurance that additions to such allowance will not be necessary in future periods, particularly if the growth in vBank's commercial loan originations and purchases continues.

         Non-Interest Income. Non-interest income increased by $445,000 to $759,000, for the year ended December 31, 1998. The increase was primarily the result of an increase in gain on sales of investment securities of $251,000, an increase in other non-interest income of $155,000 and brokerage operating income of $39,000 generated by USABanc.com's brokerage subsidiary, USACapital.

         Non-Interest Expense. Non-interest expense increased 50.6%, or $1.2 million to $3.7 million, for the year ended December 31, 1998. Compensation and benefits expense increased $194,000 due primarily to the hiring of 21 additional persons to assist in vBank's retail operations, including personnel for a new branch, persons to service vBank's increased number of loans and staff to assist with USABanc.com's financial reporting and other compliance issues. Occupancy expense increased $321,000 due to the costs associated with the opening of vBank's headquarters and branch in Center City, Philadelphia. Advertising expense increased $115,000 as a result of opening vBank's Center City branch and corporate headquarters, a promotional campaign for the branch opening and an image campaign. Office and supplies expense increased $150,000 due to vBank changing its name in July 1998. Data processing expense increased $84,000 as a result of the increase in the number of loans and deposit accounts, as well as the number of transactions processed.

         Income Tax Expense. Income tax expense increased $940,000 to $957,000, for the year ended December 31, 1998, compared to the same period in 1997. The increase in income tax expense reflected the increase in earnings before income taxes.

                         Liquidity and Capital Resources

         Liquidity. As vBank is the primary operating subsidiary of USABanc.com, liquidity management is generally handled by vBank's management. Liquidity refers to a company's ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, principal and interest payments with respect to outstanding borrowings and to pay operating expenses. It is management's policy to maintain greater liquidity than required by the applicable regulatory authorities in order to be in a position to fund loan originations and purchases, to meet withdrawals from deposit accounts, to make principal and interest payments with respect to outstanding borrowings and to make investments that take advantage of interest rate spreads. vBank monitors its liquidity in accordance with guidelines established by vBank and applicable regulatory requirements. vBank can minimize the cash required during times of heavy loan demand by modifying its credit policies or reducing its marketing effort. Liquidity demand caused by net reductions in deposits are usually caused by factors over which vBank has limited control. vBank derives its liquidity from both its assets and liabilities. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices and by utilizing unpledged assets as collateral for borrowings. Liquidity is derived from liabilities by maintaining a variety of funding sources, including deposits, advances from the FHLB and other short and long-term borrowings.

         vBank's liquidity management is both a daily and long-term function of funds management. Liquid assets are generally invested in short-term investment securities and other short-term investments. If vBank requires funds beyond its ability to generate them internally, various forms of both short and long-term borrowings provide an additional source of funds. At March 31, 1999, vBank had $33.8 million in borrowing capacity under a collateralized line of credit with the FHLB, of which $30.0 million had been drawn upon as of such date.

         At March 31, 1999, vBank had outstanding commitments, including unused lines of credit, of $1.4 million and letters of credit of $649,000. Certificates of deposit that are scheduled to mature within one year totaled $52.8 million at March 31, 1999, and USABanc.com, on a consolidated basis, had $5.0 million of borrowings scheduled to mature within one year. vBank anticipates that it will have sufficient funds available to meet its current loan commitments.

         We intend to continue to expend significant financial and management resources in connection with our Internet banking operations; consequently we expect to incur losses. Over the next twenty-four months, we expect to incur $15.0 million in marketing expenses and $3.5 million in connection with the development of our Internet banking operations.

         USABanc.com believes that the net proceeds of this Offering, short and long-term borrowings and advances from the FHLB will be sufficient to fund its operating activities, capital expenditures and other obligations for at least the next 12 months. While the execution of USABanc.com's current business plan does not require raising additional capital in the near term, we may seek to raise additional capital within such period to fund additional growth in excess of that contemplated in our current business plan. There can be no assurance that USABanc.com will be successful in raising additional capital when required in sufficient amounts and on terms acceptable to USABanc.com. The failure to raise such capital could have a material adverse affect on USABanc.com's business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of USABanc.com's then-current shareholders would be reduced.

         Capital Resources. USABanc.com and vBank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on USABanc.com's financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, USABanc.com and vBank must meet specific capital guidelines that involve quantitative measures of USABanc.com's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. USABanc.com and vBank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. See "Regulation of USABanc.com and vBank."

         Quantitative measures established by regulation to ensure capital adequacy require USABanc.com and vBank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. As of March 31, 1999, USABanc.com and vBank exceeded all capital adequacy requirements to which they were subject.

         On March 9, 1999, USABanc.com issued $10.0 million of 9.5% junior subordinated debentures to USA Capital Trust I, a Delaware business trust, in which USABanc.com owns all of the common equity. The trust issued $10.0 million of trust preferred securities to investors in a private offering, secured by the junior subordinated debentures and the guarantee of USABanc.com. The junior subordinated debentures mature in 2029. The trust preferred securities are Tier 1 eligible except that, in accordance with Federal Reserve Board regulations, no more than 25% of Tier 1 capital may be comprised of trust preferred securities. USABanc.com is thus limited to recognizing $4.5 million as Tier 1 capital. USABanc.com invested $6.0 million of the proceeds from the trust preferred securities offering in vBank.

         At March 31, 1999 and December 31, 1998, vBank's actual and required minimum capital ratios were as follows:

                                                                                                     To Be "Well
                                                                                                 Capitalized" Under
                                                                       For Capital Adequacy      Prompt Corrective
                                                         Actual:              Purposes:          Action Provisions:
                                                  ------------------------------------------------------------------------
                                                    Amount      Ratio    Amount       Ratio       Amount       Ratio
                                                  ------------------------------------------------------------------------
                                                                          (Dollars in Thousands)
As of March 31, 1999:
   Total Capital  (to Risk Weighted Assets) ....   $20,233       13.9%   $11,640       8.0%      $14,550       10.0%
   Tier 1 Capital  (to Risk Weighted Assets) ...    19,058       13.1      5,820       4.0         8,730        6.0
   Leverage.....................................    19,058       11.2      6,815       4.0         8,519        5.0
As of December 31, 1998:
   Total Capital  (to Risk Weighted Assets) ....    13,930       11.2      9,987       8.0        12,483       10.0
   Tier 1 Capital  (to Risk Weighted Assets) ...    12,879       10.3      4,994       4.0         7,490        6.0
   Leverage............................. .......    12,879        8.5      6,068       4.0         7,585        5.0

         At March 31, 1999 and December 31, 1998, USABanc.com's actual and required minimum capital ratios were as follows:

                                                                           Actual:       For Capital Adequacy Purposes:
                                                         -----------------------------------------------------------------
                                                                   Amount             Ratio       Amount           Ratio
                                                         -----------------------------------------------------------------
                                                                              (Dollars in Thousands)
As of March 31, 1999:
   Total Capital  (to Risk Weighted Assets)..............         $24,797              16.6%      $11,942           8.0%
   Tier 1 Capital  (to Risk Weighted Assets).............          18,163              12.2         5,971           4.0
   Leverage..............................................          18,163              10.3         7,027           4.0
As of December 31, 1998:
   Total Capital  (to Risk Weighted Assets)..............          15,566              12.1        10,317           8.0
   Tier 1 Capital  (to Risk Weighted Assets).............          13,782              10.7         5,159           4.0
   Leverage..............................................          13,782               8.7         6,319           4.0

                              Year 2000 Compliance

         Changing from the year 1999 to 2000 has the potential to cause problems in data processing and other date-sensitive systems. The Year 2000 date change can affect any system that uses computer software programs or computer chips, including automated equipment and machinery. The Year 2000 problem is the result of computer programs using two digits rather than four to define the year. Any of our programs that are time sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. We use computer systems to perform financial calculations, track deposits and loan payments, transfer funds and make direct deposits. The primary processing of our loan and deposit transactions is currently performed by Intrieve Incorporated, a third-party data processing vendor. We intend to convert our data processing systems to EDS-Miser III during the third quarter of 1999. Upon such conversion, the primary processing of our loan and deposit transactions will be performed by EDS-Miser, a third-party data processing vendor. We also use computer software and computer chips to run security systems, communications networks and other essential bank equipment. Because of our reliance on these systems (including those used by our existing and anticipated future third-party data processing vendors), we are following a comprehensive process to ensure that such systems are ready for the Year 2000 date change. To become Year 2000 compliant, we are following guidelines suggested by federal bank regulatory agencies and the Securities and Exchange Commission. A description of each of the steps and the status of our efforts in completing the steps is as follows.

         During 1997, we formed a Year 2000 committee that has investigated the Year 2000 problem and its potential impact on our systems. The Year 2000 committee reports to the Year 2000 committee of the board of directors which, in turn, reports to the full board of directors.

         An independent consulting firm has been engaged to assist us in developing our approach to becoming Year 2000 compliant. The initial phase of achieving Year 2000 compliance includes educating our employees and customers about Year 2000 issues. We have completed this initial awareness and understanding phase.

         We have identified all potentially affected systems. This step has included a review of all major information technology and non-information technology systems to determine how Year 2000 issues affect them. We have completed our assessment of which systems and equipment are most prone to placing USABanc.com at risk if they are not Year 2000 compliant (i.e., mission critical systems).

         The Year 2000 committee has developed an inventory of our vendors and actions to be taken, identified the team members responsible for completion of each action and prepared a timetable and a project tracking methodology. Significant vendors have been requested to advise us in writing of their Year 2000 readiness, including actions to become compliant if they are not already compliant. A plan has been developed to repair or replace systems and equipment not currently Year 2000 compliant. Although responses from certain vendors have not yet been received, this step is substantially complete and we expect it to be completed by September 1999.

         Our current third party data processing servicer as well as vendors who provide significant technology-related services have represented to us that they have modified their systems to become Year 2000 compliant. We have developed scripts involving typical transactions to test the proper functioning of the modified systems. Additionally, in contemplation of our anticipated conversion from Intrieve to EDS-Miser III in the third quarter of 1999, we have performed such Year 2000 compliance checks on the EDS-Miser III system. We have arranged for repair or replacement of equipment programs affected by Year 2000 issues. Most of the testing and corrections have taken place and all of our mission critical applications have been deemed compliant through testing or vendor certification, or a plan has been developed for the software upgrades required. This step was completed by June 30, 1999. The monitoring of certain vendors will continue throughout 1999.

         Year 2000 issues also affect certain of our customers, particularly in the areas of access to funds and additional expenditures to achieve compliance. As of December 31, 1998, we had contacted our commercial credit customers and borrowers regarding the customers' awareness of Year 2000 issues. While no assurance can be given that our customers will be Year 2000 compliant, we believe, based on representations of such customers and a review of their operations (including assessments of the borrowers' level of sophistication and data and record keeping requirements), that the customers are either addressing the appropriate issues to insure compliance or that they are not faced with material Year 2000 issues. In addition, in substantially all cases the credit extended to such borrowers is collateralized by real estate which inherently minimizes our exposure in the event that such borrowers do experience problems or delays becoming Year 2000 compliant.

         Our efforts to become Year 2000 compliant are being monitored by our federal banking regulators. Failure to be Year 2000 compliant could subject us to formal supervisory or enforcement actions. We expensed $20,000 during the year ended December 31, 1998 relating to costs incurred as a result of our Year 2000 plan. We anticipate incurring approximately $120,000 in additional costs related to the implementation of our Year 2000 plan. We presently believe Year 2000 issues will not pose significant operating problems for us. However, if implementation and testing plans are not completed in a satisfactory and timely manner by third parties on which we depend, or other unforeseen problems arise, Year 2000 issues could potentially have an adverse effect on our operations. See "Risk Factors--Problems Related to "Year 2000" Issues Could Adversely Affect Our Business."

Inflation and Changing Prices

         We are aware of the impact of inflation on interest rates and the corresponding impact on a bank's performance. The ability of a financial institution to cope with inflation can only be determined by ongoing analysis and monitoring of its asset and liability structure. We monitor our asset and liability position with particular emphasis on the mix of interest-sensitive assets and liabilities in order to reduce the effect of inflation upon our performance.

         Inflation can have a more direct impact on categories of non-interest expenses such as salaries and wages, supplies, and employee benefit costs. We closely monitor expenses for both the effect of inflation and non-inflationary increases in such items as staffing levels, usage of supplies and occupancy costs.

                                    BUSINESS

General

         USABanc.com is a financial services company dedicated to becoming a leading provider of financial products and services over the Internet. We believe the financial services industry has the highest degree of functionality, next to research, over the Internet. We will strive to provide the ultimate application for Internet users through our Website, www.usabanc.com. To achieve our objective, we have created a dynamic Internet banking platform that will offer our customers a convenient, cost-efficient, secure and user-friendly medium for financial products and services, together with an entertaining on-line experience that we believe no other financial based site provides. In addition to offering traditional banking products and services, our site will provide users portal applications such as live news feeds, timely search and retrieval services, message boards, stock quotes, broker/dealer services and links to other interesting sites on the Internet. Users can currently purchase certificates of deposit and obtain stock quotes through our Website. We expect www.usabanc.com to begin offering our Internet banking and brokerage products and services in early August 1999.

         We intend to capitalize on the increasing consumer use of the Internet by launching and aggressively marketing our Internet banking platform on a national basis. Although our origin is in Philadelphia as a traditional "brick and mortar" bank, we believe we can provide financial services more efficiently and economically to customers nationally through electronic delivery channels rather than through further expansion of traditional "brick and mortar" branch network delivery facilities. Through our Internet banking operations, our customers will be able to access account data and information about products and services we offer and conduct banking activities 24-hours-a-day every day of the year from anyplace.

Internet Industry Background

         Overview. The Internet enables millions of people worldwide to access news and information, communicate with each other and conduct business electronically. International Data Corporation reports that the number of worldwide Internet users is projected to grow from approximately 97 million in 1998 to approximately 320 million by 2002.

         The Internet has become a significant marketplace for buying and selling goods and services. International Data Corporation forecasts that total worldwide commerce on the Internet will grow from an estimated $32.4 billion in 1997 to an estimated $1.0 trillion in 2002. With the emergence of the Internet as a globally accessible, fully interactive medium, many companies that have traditionally conducted business in person, through the mail or over the telephone are increasingly using electronic commerce. Many consumers are showing strong preferences for transacting certain types of business, such as paying bills, booking airline tickets, trading securities and purchasing consumer products, electronically rather than in person or over the telephone. Individuals can now conduct these transactions virtually anywhere at any time. Many consumers have accepted and even welcomed self-directed on-line transactions because such transactions can be faster, less expensive and more convenient than transactions conducted through a human intermediary.

         In addition to its use as a general commercial medium, the Internet has rapidly emerged as a means of providing financial services. Many companies are increasingly offering a variety of financial services, including credit cards, brokerage services, insurance products and banking services, via the Internet, and finance-related Websites continue to grow in popularity.

         Electronic Banking. The increasing level of commerce transacted on the Internet has prompted the development of electronic banking delivery systems. These forms of electronic delivery systems provide convenience for customers and allow financial institutions to lower their overhead costs. The two types of electronic banking currently available, PC-based home banking and Internet banking, are very different. The characteristics of each are as follows:

         o PC-based Home Banking. PC-based home banking requires PC-based financial services software products such as Intuit's Quicken, Microsoft's Money or a bank's proprietary software. Each product carries its own set of instructions that the customer must learn before commencing any banking transactions. The software resides on the customer's PC along with his or her account data and requires a dial-up modem and manual downloading. Consequently, customers must conduct PC-based home banking from the PC containing the customer's software and account data. Customers generally must back up their account data at frequent intervals to counteract the risk of losing data. Because the customer must connect with the financial institution via modem and download his or her account data, real-time transactions are not generally possible.

         o Internet Banking. Unlike PC-based home banking, Internet banking requires only a secure Web browser for access to the Internet and the financial institution. Internet banking requires no particular software and does not restrict the customer's operations to the location of his or her PC. Instead, the customer accesses the financial institution through the Internet and deposits or transfers funds, pays bills or transacts other business on a real-time basis. Account data remains stored on the bank's secure server at all times protected by technology designed specifically to safeguard such information. No downloading or back-up is required, as the bank's server backs up all data and transactions on a continuous basis. With Internet banking, the information presented to the customer remains current at all times. Customers who use personal financial software retain the option to download transactions for financial or tax planning purposes.

         The use of electronic banking delivery systems, and particularly Internet banking, is growing as consumers find that electronic banking is both convenient and cost-effective. According to Cyber Dialogue, the number of Americans banking on-line will triple from an estimated 6.9 million in 1998 to an estimated 24.2 million in 2002. Cyber Dialogue further indicates that web-banking customers are active customers.

         Demographic surveys indicate that Internet users represent an ideal target market for Internet banking. Recent studies by Jupiter Communications revealed that, in the United States, approximately 49% of Internet users are college graduates and that approximately 30% are engaged in professional or managerial occupations. The survey also indicated that the median age of Internet users is 33, that approximately 61% of Internet users are under the age of 45 and that the average annual income of an Internet user is over $60,000. The attractive demographics of Internet users facilitate the growth of Internet banking. Internet users tend to be young and mobile and thus comfortable with and receptive to the convenience of on-line commercial transactions. We believe that as Internet users enter their prime earnings and savings years, there will be an increased demand for high-yielding savings products. Additionally, Internet users tend to be professionals with limited amounts of discretionary time and are attracted to the convenience of "one-stop shopping" for a full range of financial services.

The USABanc.com Strategy

         We intend to execute our strategy of becoming a leading provider of financial products and services over the Internet by:

         o Establishing the USABanc.com Website as a leading and comprehensive source for financial services on the Internet. We have created our Internet banking platforms to allow our customers to choose between platforms using either Hypertext Mark-up Language, more commonly known as "HTML," or Macromedia's innovative "Flash" technology. We expect the HTML Website to begin offering our Internet banking and brokerage products and services in early August 1999, and we expect the "Flash" Website to begin offering products and services in September 1999. We believe the "Flash" platform will significantly enhance our customers' experience on our Website and differentiate us from other Internet banks. Additionally, because our "Flash" platform was developed in anticipation of the greater bandwidth that is now widely available, we will be able to deliver our services at the speed expected by today's on-line user. We believe www.usabanc.com's unique audio/visual interface will attract users who demand not only efficient and convenient financial services, but entertaining content as well. We intend to attract customers by providing the following benefits:

                  o Offering a broad selection of financial products and services. We will provide the convenience of "one-stop shopping" to consumers. We currently offer certificates of deposit and, beginning in early August 1999, we will begin to offer our Internet banking and brokerage products and services, which we expect to include on-line interest-bearing checking accounts, money market accounts, bill payment services, overdraft protection, ATM and debit cards, mortgage loans, business equipment leases and credit cards. USACapital, Inc., our wholly owned subsidiary, is expected to offer on-line trading, real-time quotes, low commissions and direct access to funds held on deposit with vBank. We intend to continue to develop innovative financial products such as CDEnergy.com, the first ever live auction site for FDIC-insured certificates of deposit. Although most of our products will be offered by us directly, some of our products, such as our credit cards and mortgage loans, will be offered through our alliance partners such as Low Cost Loans. We intend to expand our product offerings further through strategic partnerships with other companies to include various types of consumer loans and insurance products. See "--Products and Services."

                  o Offering attractive interest rates and low or no fees. Our operating costs will be generally lower than those of traditional "brick and mortar" banks because we will not require a traditional branch network to generate deposits and conduct operations. We intend to pass our savings in operating costs on to our customers by offering attractive interest rates and low or no fees.

                  o Building national brand awareness through extensive marketing efforts. We are creating a national marketing campaign designed to acquire new customers and promote the USABanc.com brand as a premier provider of financial services over the Internet. We are working with a nationally known marketing company to build national awareness of the USABanc.com name through a variety of marketing initiatives. Such initiatives include Internet advertising, national print, television and radio advertising, direct mail, strategic alliances with other companies, affinity partnerships and customer referral programs. We expect to spend $7.0 million to fund our marketing efforts during the last six months of 1999 and an additional $10.0 million over the following two years. While our marketing efforts are intended to enhance our market share and provide us with a competitive advantage over both our existing and potential competition, our marketing expenditures are expected to result in our recognizing net losses during the next two years. See "--Marketing and Strategic Alliances."

                  o Offering superior service, convenience and ease of access. As with our traditional banking operations, we will continually seek ways to enhance customer satisfaction. For example, unlike many other banks, we expect to offer services such as electronic bill payment and ATM cards without imposing service charges. Our Website also offers a higher level of convenience than can be achieved in a traditional bank branch or through PC-based home banking. Our customers will be able to access account data and information regarding products and services and conduct banking activities 24-hours-a-day. Our customers can also currently reach our customer service representatives 24-hours-a-day by telephone or e-mail. We have developed our Website to be a user-friendly Internet banking platform.

                  o Offering interesting and entertaining content through a real-time interactive medium. Our Website was designed to be utilized by Internet users who are attracted to the innovative features contained on our Website and not just by persons who are solely interested in executing financial transactions. In addition to a wide array of financial products and services, we intend to offer live news feeds, timely search and retrieval services, message boards, and links to other sites on the Internet.

                  o Offering advanced security measures. Through the use of sophisticated technology, we are able to provide security measures to our customers that we believe to be among the most advanced security measures currently available in the Internet banking industry. See "--Security."

         o Pursuing strategic alliances and affinity partnerships. We are currently negotiating strategic marketing agreements with several leading Internet entities. We intend to establish an affinity marketing program which will allow various trade groups and other organizations to brand and market USABanc.com's savings and investment products. These programs will allow us to reach targeted groups of consumers with the support of a virtual endorsement of each parent community. Additionally, we plan to implement several innovative customer acquisition and retention programs designed for new and existing USABanc.com customers. Our cost per new customer acquisition will initially be higher than industry averages, but we expect these costs to decline as awareness of the USABanc.com brand increases. We intend to co-brand these programs with select USABanc.com partners. We believe such co-branding will maximize customer conversion effectiveness and ultimately reduce the cost per new customer acquisition.


         o Intensive national marketing campaign. We intend to use a national marketing campaign to expand our brand awareness. The campaign will include Internet advertising through portals such as Yahoo! and Excite, television campaigns on networks such as CNBC and MSNBC, radio advertising such as our spots on the Howard Stern Show, and newspaper and magazine advertising in national publications such as the Wall Street Journal, New York Times and Fast Company. We expect our costs of acquiring new customers to decline as we gain market share and brand recognition. As a result of our marketing efforts, we expect to incur losses in 1999 and 2000. As we increase our market share and become a leading provider during this early stage of Internet banking, we expect our revenues to increase and to return to profitability, although there can be no assurance that we will return to profitability within such time frame.

         o Generating sponsorship and advertising revenues. We intend to establish advertising relationships by offering advertising opportunities to leading brand marketers and merchants in traffic intensive areas of the USABanc.com network. These merchants will receive exposure through banner advertising combined with promotional offers in exchange for which we will collect a fee based on various arrangements such as cost per click for each new visit to the third-party website made through our network, and/or a share of revenues from each sale to USABanc.com users.

         o Expanding our Lending Efforts. Since our acquisition of vBank in November 1995, we have pursued an aggressive growth strategy, characterized by purchases of pools of primarily performing loans secured by single-family residential, multi-family residential and commercial properties. Our net loan portfolio has grown from $7.0 million at December 31, 1995 to $110.0 million at March 31, 1999. We intend to increase our originations of commercial real estate and commercial business loans. We also intend to continue to purchase primarily performing loan pools at a discount. These loans may consist of multi-family residential loans, commercial property loans and one-to-four family residential mortgage loans.

         Our Internet banking strategy also involves the streamlining of our existing branch network. We are currently negotiating the sale of one of our four "brick and mortar" branch facilities. Additionally, we are in the process of selling the building which serves as our corporate headquarters. We will use any gains on these dispositions for the execution of our Internet business strategy. We intend to lease this building following the sale and to maintain our retail and lending operations in such facility. See "--Description of Properties."

Products and Services

         Deposit Products and Services. We plan to offer a variety of deposit products at attractive interest rates in order to build our customer base. We will be able to offer attractive interest rates as a result of our low operating costs. We also plan to attract customers by offering convenient services such as free electronic bill payment, and ATM/debit cards. We expect our on-line deposit products and services to include:

         o Deposit Products. We intend to offer a tiered-rate checking account, a tiered-rate money market account, a statement savings account and several fixed term certificates of deposit.

         o Bill Payment Service. Through services expected to be provided by EDS, we intend that customers will be able to pay their bills on-line through electronic funds transfer or a written draft prepared and sent to the creditor. We do not intend to charge a fee for this service initially.

         o Overdraft Protection. If a customer has both an interest checking account and a money market account or a statement savings account, we will automatically establish overdraft protection between those accounts.

         o ATM/Debit Cards. Each customer will automatically receive an ATM card when he or she opens an account with vBank. We do not charge our own fee for ATM usage, but fees are generally imposed by the operator of the ATM. Debit features of the card will carry the Mastercard logo. vBank will reimburse ATM surcharges incurred at facilities for up to six ATM transactions per monthly statement cycle.

         Lending Programs. To generate fee income and provide a convenient service to its customers, we plan to offer on-line loans and credit cards as described below.

         o Mortgage Loans. We intend for the Website to enable customers to obtain interest rate quotes and apply for mortgage loans on-line. We have an agreement with Low Cost Loans, whereby we will act as a loan originator on behalf of Low Cost Loans.

         o Credit Cards. We expect to offer our customers Visa and MasterCard credit cards issued for no annual fee. We will be paid a fee for each cardholder referred through our Website.
           Customers will be able to apply for these credit cards on-line. We plan for the cards to prominently display the "USABanc.com" logo with the Visa or MasterCard emblem appearing in the lower right corner of the card.

         Non-banking Financial Services. To serve as a single convenient source for the financial services needs of Internet users and to generate additional non-interest income, we plan to offer a full range of non-banking financial services designed to attract and retain customers. These services are expected to include securities brokerage through USACapital, Inc. and business equipment leasing services through USACredit, Inc., each as described below.

         o Securities Brokerage Services. We intend to provide our customers with access to on-line brokerage services through USACapital, Inc., our wholly owned broker-dealer subsidiary. We have a fee-sharing agreement with USACapital. Customers will be able to purchase securities without writing checks to their brokers, as trading fees will be automatically deducted from their checking or money market accounts with vBank. Investment proceeds will be automatically deposited into the customer's deposit account with vBank. We expect to provide customers 24-hour on-line access, real-time quotes, low commissions and a professional brokerage staff.

         o Business Equipment Leasing. We have entered into an agreement with USACredit, Inc., a wholly owned subsidiary of USABanc.com, that allows our customers, many of whom are independent business owners or managers, to lease small business equipment. Leases range in amounts from $5,000 to $500,000 and cover virtually all types of business equipment. USACredit will act as a broker and provide advice, comparison quotes and immediate equipment lease financing through a network of financial institutions.

         Future Products and Services. To generate additional interest and fee income and enhance customer convenience, in the future we plan to introduce a variety of new products and services. Future products and services may include insurance products, commercial and consumer lending, cash management accounts, installment loans and various other products and services.

Marketing and Strategic Alliances

         Our marketing strategy is aimed at making USABanc.com a leading brand in the Internet financial services market. Our marketing strategy is designed to increase our customer base and includes on-line and off-line advertising. We are developing strategic alliances and partnerships with several top-performing and customer-based Internet sites. These strategic relationships will be a key factor in promoting and branding our core products and services. Additionally, we expect to derive marketing benefits from media coverage that we generate through our public relations campaign. We believe such coverage will increase the general public's awareness of USABanc.com and simultaneously build our customer base.

         Our marketing strategies will extend beyond our on-line advertising and public relations campaigns. New initiatives will include print advertisements in publications aimed at our target customers and potential strategic partners, direct mail marketing, co-branded credit cards and other strategic partnerships with Internet financial services providers.

         We realize that our new marketing strategy will require a significant investment of resources and a commitment to pursue new marketing relationships. We recently hired a director of marketing and we plan to hire additional marketing support staff. We believe that a significant increase in our investment in marketing initiatives will enable us to increase our name recognition and grow our customer and deposit base on a national scale.

Operations

         Customers will be able to access our Internet bank through any Internet service provider by means of an acceptable secure Web browser. When customers access USABanc.com's service menu, they will be able to open a new account, review the status of an existing account or engage in a transaction. To open a new account, the customer will complete the on-line enrollment form on our Website, print the signature card, sign it and mail it to us. Customers will be able to make deposits into an open account via direct deposit programs, by transferring funds between accounts at vBank, by wire transfer, by mail or in person at our principal executive offices. Customers will also have the ability to make withdrawals and access their accounts at ATMs that are affiliated with the MAC, Cirrus, Honor and NYCE networks, which we believe will provide added customer convenience. Customers will be able to apply for loans, review account activity, pay bills electronically, conduct brokerage transactions, receive statements by mail and print bank statement reports from any PC with a secure Web browser, regardless of its location.

         We have negotiated relationships with a select group of service providers who not only provide us with significant quality, security, reliability, performance and marketing capabilities, but also play an integral role in implementing our Internet banking strategy. Because we expect to outsource our principal operational functions to experienced third-party service providers that have the capacity to process a high volume of transactions, we believe we will be able to respond easily to growth. Moreover, we intend to preserve a degree of flexibility that will enable us to assess and evaluate our product offerings and delivery structure on an ongoing basis and to incorporate other alliance opportunities as they present themselves. Should any of these relationships terminate however, we believe we will be able to secure the required services from an alternative source without material interruption of our operations. Our principal service providers are described below.

         o EDS-Miser. We will receive core systems processing services, such as deposit account, loan and year-end processing services, from EDS-Miser. The EDS-Miser's Miser III system will interface with EDS' secure Internet servers and will verify customer passwords and identification. Miser III will also operate our ATM/debit card management systems.

         o EDS. EDS licenses its Internet-based Electronic Banking System and electronic bill paying services, provided through CheckFree, to us. EDS will provide operational support and hosting services for our Internet banking and bill payment applications. Specifically, EDS will provide a secure Website and software that performs services relating to our infrastructure and other electronic banking services. EDS will provide the interface necessary to link our servers with those used by EDS-Miser and CheckFree. EDS will also provide software maintenance and consulting services as needed.

Security

         Our ability to provide our customers with secure financial services over the Internet is of paramount importance. We will continually evaluate the Internet systems, services and software used in our operations to ensure that they meet the highest standards of security. The following are among the security measures that we have in place for our Internet banking operations:

         o Encrypted Transactions. All banking transactions and Internet communications will be encrypted so that sensitive information is not transmitted over the Internet in a form that can be read or easily deciphered. Encryption of Internet communications is accomplished through the use of the Secure Sockets Layer ("SSL") technology. SSL is the standard for encryption on the Internet and is currently used by Netscape's Navigator (Version 3.03 or higher) and Microsoft's Internet Explorer (Version 3.02 or higher). Messages between the web application server and EDS-Newtrends system will use encrypted pins using EDS encryption, which is described in "--Isolated Bank Server" below.

         o Secure Logon. To eliminate the possibility that a third party may download vBank's or a customer's password file, user identification and passwords will not be stored on the Internet or the Web server. Furthermore, passwords are strings of six to eight alphanumeric characters, which makes the chance that a password can be randomly guessed less than one in one trillion.

         o Isolated Bank Server. The computer used to provide our operational services cannot be accessed directly through the Internet. It is on a private connection, or intranet, that provides two-way communication between the isolated bank server and the EDS Internet Server. Consequently, an Internet user cannot directly access the computer that actually provides our services. All banking services will be routed from the EDS application server through a firewall. The firewall is a combined software and hardware product that precisely defines, controls and limits the access to "internal" computers from "outside" computers across a network. Use of this firewall means that only authenticated bank customers or administrators may send or receive transactions through it, and the firewall itself is believed to be immune to penetration from the network. The firewall is thus a mechanism used to protect vBank server from the freely accessible Internet. Furthermore, all messages sent or received between the EDS application server and vBank server are carried on a proprietary internal EDS network and employ DES encryption to increase security. Finally user passwords are additionally protected using Atalla's hardware based encryption techniques. DES is a symmetric key algorithm and is highly secure because it is not susceptible to standard cipher-text attacks. Thus, even if a perpetrator were able to route a message to vBank server through the firewall, the message could not be encrypted in a way that would be considered valid by the server. As a result, vBank server would reject the message.

         o Authenticated Session Integrity. An authenticated user is any user who signs onto our Website with a valid user ID and password. Although we expect the vast majority of authenticated users to be legitimate bank customers, vBank server is programmed to limit exposure to an authenticated user who is attempting to defraud vBank. If the authenticated user alters the URL (the command or request that is sent from the browser to the server) in any way in an attempt to gain access to other users' accounts, the EDS server immediately detects that the session integrity variables have been violated. The EDS server will immediately stop the session and record the attempt in a log so that our staff can investigate.

         o Physical Security. All servers and network computers reside in Plano, Texas and Rochelle Park, New Jersey in secure EDS facilities. Currently, computer operations supporting our Internet access are based in Plano, Texas. Only employees with proper photographic identification may enter the primary building, which is monitored by guards at multiple levels 24-hours-per-day, 7-days-per-week. The computer operations are located in a secure area, with admission only by key card. Key cards are restricted to a specific group of employees. Access to the Web server console requires further password identification, which provides only limited access to the system based on the role assigned to that password by the security administrator.

         o Secure Modem Access. A private leased line that is not accessible from the public network connects vBank server and EDS' web application server. A dial-up maintenance port also permits access to vBank server. The modem that provides the only access to this port is specially protected and is only enabled on an as-needed basis to a restricted group of employees.

         o Service Continuity. EDS and EDS-Newtrend each provide a fully redundant network with no single point of failure. vBank server is also "mirrored" so that hardware failures or software bugs should cause no more than a few minutes of service outage. "Mirroring" means that the various servers are backed up continuously so that all data is stored in two physical locations. This network and server redundancy ensures that access to vBank will be reliable. However, if customers are not able to access vBank over the Internet, customers will retain access to their funds through several means, including paper checks, ATM cards and customer service.

         o Monitoring. All customer transactions on vBank server in EDS produce one or more entries into transactional logs. We and EDS recognize that it is critical to monitor these logs for unusual or fraudulent activity. As mentioned previously, any attempt by an authenticated user to modify the command or request that is sent from the browser to the server will be logged. Additionally, all financial transactions will be logged. Our personnel will review these logs regularly, and any abnormal or unusual activity will be noted and we, EDS or both will take either appropriate action. Ultimately, vigilant monitoring is the best defense against fraud.

         o Security Assessment and Detection. EDS uses a service to simulate attacks on the networks and systems to fortify the security features before the system is breached. The system also has a feature that detects and stops any unauthorized activity, whether from an internal or external source. This feature can record the origin, type, destination, and time of the attack and make this information immediately available to a monitor.

         The preceding security measures are designed to ensure that our Internet bank is set up in a secure manner. However, over the long term, the security of our Internet bank depends upon the procedures and standards used for administration of the Internet site. EDS is required to obtain SAS 70 certification from a national accounting firm. This is a certification by independent auditors that EDS computer systems are being managed and operated in a manner consistent with accepted practices. EDS has received this certification.

         We believe the risk of fraud presented by Internet banking is not materially different from the risk of fraud inherent in any banking relationship. We believe the three principal reasons for a breach in bank security are: (1) misappropriation from the user of the user's account number or password, (2) penetration of the bank's server by an outside "hacker" and (3) fraud committed by an employee of the bank or one of its service providers. Both traditional banks and Internet banks are vulnerable to these types of fraud. By establishing the security measures described above, we believe we have reduced our vulnerability to the first two types of fraud. To counteract fraud by employees, associates and consultants, we have established internal procedures and policies designed to ensure that, as in any bank, proper control and supervision is exercised over employees, associates and consultants. We will also counteract all types of fraud through daily examination of our transactional logs. In addition, we intend to provide, at no cost to the depositor, $10,000 insurance coverage from Travelers Property Casualty to protect the customer from any loss due to the unauthorized use of a depositor's accounts and access to our Internet banking system.

Lending Activities

         Since our acquisition of vBank in November 1995, we have aggressively grown our loan portfolio through the acquisition of loan pools at a discount and through loan originations. We intend to continue to expand our small business community banking presence in the Mid-Atlantic region primarily through increased loan originations and purchases of pools of discounted loans. We intend to emphasize the origination and purchase of commercial real estate and commercial business loans, which generally carry higher yields than traditional single-family residential loans. Although we intend to continue to originate single-family residential and consumer loans, such loans will not be emphasized and will be offered primarily as an accommodation to our customers. Single-family residential loans originated through our Website will be originated through our alliance partner, Low Cost Loans. We intend to fund our increased lending activities in part with deposit growth we expect to achieve from our Internet banking operations.

         Loan Portfolio. The principal components of our loan portfolio are first mortgage loans secured by residential real estate and commercial real estate and, to a much lesser extent, home equity loans, passbook and other consumer loans and commercial business loans. At March 31, 1999, our total loans receivable, net amounted to $110.0 million, which represented 59.1% of our $186.2 million in total assets at that date.

         The following table sets forth the composition of our loan portfolio in dollar amounts and as a percentage of the portfolio as of the dates indicated.

                                             At March 31,                        At December 31,
                                             ------------                        ---------------
                                                 1999                     1998                      1997
                                                 ----                     ----                      ----
                                                               (Dollars in Thousands)
Real estate(1)(2)....................    $110,197      98.9%      $102,076         98.8%    $54,262         95.1%
Commercial business(3)...............       1,071       1.0            986          1.0       1,091          1.9
Consumer(4)..........................          67       0.1            243          0.2       1,694          3.0
                                         --------     -----       --------        -----     -------        -----
Total loans receivable...............    $111,335     100.0%      $103,305        100.0%    $57,047        100.0%
                                         ========     =====       ========        =====     =======        =====
Less
   Loans in process..................          --                       --                      260
   Deferred loan fees................        (147)                    (116)                     217
   Allowance for loan losses.........      (1,175)                  (1,051)                     568
                                         --------                 --------                  -------
Net loans receivable.................    $110,013                 $102,138                  $56,002
                                         ========                 ========                  =======

--------------
(1) Consists of loans secured by single-family residential, multi-family residential and commercial real estate.
(2) At March 31, 1999, over a majority of vBank's real estate loans consisted of loans secured by multi-family residential and commercial real estate.
(3) Consists primarily of inventory and working capital loans.
(4) Consists primarily of home equity loans and installment loans.

         Loan Maturity. The following table sets forth the maturity or period of repricing of our loan portfolio at March 31, 1999. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due within one year. Adjustable and floating rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they contractually mature. Fixed rate loans are included in the period in which the final contractual repayment is due. The following table does not include the effect of future principal prepayments.

                                        Within 1          1-3            3-5             5-15          Beyond
                                          Year           Years          Years           Years         15 Years       Total
                                        --------         -----          -----           -----         --------       -----
                                                                    (Dollars in Thousands)
Real estate(1)...................        $14,948        $13,524        $27,390         $21,091        $33,244      $110,197
Commercial business(2)...........             --             --             --           1,071             --         1,071
Consumer(3)......................             --             --             67              --             --            67
                                         -------        -------        -------         -------        -------      --------
   Total loans receivable........        $14,948        $13,524        $27,457         $22,162        $33,244      $111,335
                                         =======        =======        =======         =======        =======      ========

---------------
(1) Consists of loans secured by single-family residential, multi-family residential and commercial real estate.
(2) Consists primarily of inventory and working capital loans.
(3) Consists primarily of home equity loans and installment loans.

         Origination, Purchase and Sale of Loans. Our lending activities are subject to the underwriting policies and loan origination and purchase procedures established by the board of directors and management. Loan originations are derived from a number of sources, such as existing customers, our loan officers, borrowers, builders, attorneys, walk-in customers and correspondent lenders. We expect loan originations to also be derived from our Website in the future. As described in "--Products and Services--Lending Programs--Mortgage Loans," we have an agreement with Low Cost Loans whereby vBank acts as a loan originator on behalf of Low Cost Loans with respect to retail loans, including single-family residential and home equity loans. Upon receiving a loan application, we obtain a credit report and employment verification to verify specific information relating to the applicant's employment, income and credit standing. In the case of a real estate loan, an appraiser approved by us appraises the real estate intended to collateralize the proposed loan. An underwriter checks the loan application file for accuracy and completeness, and verifies the information provided. If the appraisal and credit information generally comply with our underwriting guidelines, the loan is approved by the board of directors. We have not delegated to any of our loan officers approval authority and all loan originations are required to be approved by the board of directors. However, to accommodate vBank's future growth, the board of directors is considering implementing a committee system to approve loans. Such committee would approve loans based on the board of directors' approved loan underwriting policies. Loans in excess of $1.0 million would still require approval by the full board of directors. For multi-family residential and commercial real estate loans, we require that the borrower provide operating statements, pro forma cash flow statements and, if applicable, rent rolls. In addition, we review the borrower's credit standing and expertise in owning and managing the type of property that will collateralize the loan. Fire and casualty insurance, and in certain cases, flood insurance, are required on the property serving as collateral at the time the loan is made and throughout the term of the loan.

         Our internal originations consist primarily of multi-family residential and commercial real estate loans, which we intend to continue to emphasize. In addition, although commercial business loans have historically not been a major line of business for us, we intend to increase our emphasis on small business commercial loan originations. Although we will and do originate single-family residential and consumer loans, such originations have historically been made as an accommodation to our customers and we generally do not emphasize such loans.

         Since December 1995, we have been supplementing our originations with purchases of loan pools at a discount. Such purchases have been the primary factor in our substantial growth since 1995. Prior to 1997, we acquired loans at a discount, generally from the FDIC and the Resolution Trust Corporation, primarily in auctions of pools of loans acquired by such agencies from the large number of financial institutions which had failed during the late 1980s and early 1990s. Although governmental agencies, such as the FDIC, continue to be a potential source of loans at a discount, in recent periods we have obtained discounted loans primarily from various private sector sellers, such as banks, savings institutions, mortgage companies and insurance companies which generally were seeking to eliminate a loan or a category of loans from their portfolio.

         At March 31, 1999, our net discounted loan portfolio amounted to $57.6 million or 31.7% of our total assets. These loans had a face value of $62.1 million, reflecting a discount of $4.5 million or 7.3%. Management believes that, at March 31, 1999, approximately 54% and 46% of the discounted loan portfolio was secured by residential and commercial properties, respectively.

         Substantially all of the loans we purchase at a discount were performing in accordance with their terms at the time of purchase. We have developed and maintain a proprietary model to determine what we believe to be the appropriate purchase price to be paid for a discounted loan pool. The discount is determined based on objective and subjective criteria. The objective criteria includes geographic location, loan-to-value ratio, collateral type, past payment performance, and the term and structure of the loan. The subjective criteria relies on senior management's substantial experience with respect to the acquisition and management of discounted real estate loans.

         Real estate loans generally are acquired in pools, although multi-family residential and commercial real estate loans may be acquired individually. These pools generally are acquired in auctions or competitive bid circumstances in which we face substantial competition. Although many of our competitors have access to greater capital and have other advantages, we believe we have a competitive advantage relative to many of our competitors as a result of our experience in acquiring and managing loans purchased at a discount and the strategic relationships and contacts we have developed in connection with these activities.

         Prior to making an offer to purchase a portfolio of loans, we conduct an extensive investigation and evaluation of the loans in the portfolio. Evaluations of potential loans are conducted primarily by our senior management who specialize in the analysis of such loans. Our employees may use third parties to assist them in conducting an evaluation of the value of the collateral property as well as to assist them in the evaluation and verification of information and the gathering of other information not previously made available by the potential seller.

         Although we focus on acquiring loans in the Mid-Atlantic region, we have acquired loans secured by real estate located in a number of other states including Texas, Florida and California. We believe that the relatively broad geographic distribution of our discounted loan portfolio reduces the risks associated with concentrating such loans in limited geographic areas and that due to our expertise and our policies and procedures, the geographic diversity of our discounted loan portfolio does not place greater burdens on our ability to administer and, if applicable, service such loans.

         One-to-Four Family Residential Mortgage Lending. We have historically not been an active originator of single-family residential loans and such loans have generally been originated as an accommodation to our customers. These loans are generally made to borrowers who, because of the size of the loan, prior credit problems, the absence of a credit history or other factors, are unable to qualify as borrowers for a single-family residential loan under Federal Home Loan Mortgage Corporation or Federal National Mortgage Association guidelines ("conforming loans"). As a result, these loans are not eligible for resale in the secondary mortgage market. Loans to non-conforming borrowers are perceived by our management as being advantageous to us because they generally have higher interest rates and origination and servicing fees and generally lower loan-to-value ratios.

         Substantially all of our one-to-four family residential loans have been acquired through loan purchases. A majority of these loans are located outside of the greater Delaware Valley. Although our purchased single-family residential loans carry a variety of terms, we believe the majority of such loans have loan-to-value ratios of 80% or below and carry fixed rates of interest. We generally attempt to acquire the servicing rights with respect to purchased single-family residential loans, which includes collecting and remitting loan payments, inspecting the properties and making certain insurance and tax payments on behalf of the borrowers. However, we may on occasion purchase such loans where the seller retains the servicing rights. At March 31, 1999, we held in our portfolio approximately $25.8 million of loans which were being serviced by others.

        We currently offer fixed rate one-to-four family mortgage loans and, through an affiliation with Low Cost Loans, we will offer a full array of adjustable, balloon and fixed rate one-to-four family mortgage loans, in each case with terms typically ranging from 15 to 30 years. One-to-four family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option. The average length of time that our one-to-four family residential mortgage loans remain outstanding varies significantly depending upon trends in market interest rates and other factors. In recent years, the average maturity of our mortgage loans has decreased significantly due to the unprecedented volume of refinancing activity. Accordingly, estimates of the average length of time that one-to-four family loans may remain outstanding cannot be made with any degree of accuracy.

         We are permitted under applicable law to lend up to 100% of the appraised value of the real property securing a residential loan. However, if the amount of a residential loan originated or refinanced exceeds 80% of the appraised value, we are required by federal regulations to obtain private mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the security property. Pursuant to underwriting guidelines adopted by the board of directors, we will generally only lend up to 80% of the appraised value of the property securing a single-family residential loan.

         From time to time, we will originate loans for the construction of single-family residential properties. Such loans may be made to individuals or builders. We do not expect to emphasize construction lending in the near term and at March 31, 1999, we had no construction loans outstanding.

         Multi-family Residential Real Estate and Commercial Real Estate Lending. Our lending activities currently emphasize the origination and acquisition of loans secured by existing multi-family residential and commercial properties. As of March 31, 1999, over a majority of our real estate loan portfolio consisted of loans secured by multi-family residential and commercial properties. We have generally targeted higher quality, smaller multi-family residential and commercial real estate loans with principal balances up to vBank's legal lending limit of $3.0 million.

         Our multi-family residential loans are secured by multi-family properties of five units or more, while our commercial real estate loans are secured primarily by industrial, warehouse and self-storage properties, office buildings, office and industrial condominiums, retail space, strip shopping centers and mixed-used commercial properties. At March 31, 1999, substantially all of the properties securing our multi-family residential and commercial real estate loans were located in the greater Delaware Valley. We will presently originate multi-family residential and commercial real estate loans for terms of up to 25 years. Some of these loans contain call or repayment option features within three to seven years after origination. We will originate such loans on both a fixed-rate or adjustable-rate basis, with the latter based on an applicable prime rate. Adjustable-rate loans may have an established ceiling and floor, and the maximum loan-to-value for these loan products is generally 80%. Though historically vBank has originated and acquired loans with lower debt coverage ratios, as part of the criteria for underwriting multi-family residential and commercial real estate loans, vBank generally requires a debt coverage ratio (the ratio of net cash from operations before payment of debt service to debt service) of at least 1.25 to 1.0 on originated loans and at least 1.15 to 1.0 on acquired loans. We generally seek additional protection, such as secondary collateral and personal guarantees from the principals of the borrowers, to mitigate any weaknesses identified in the underwriting process.

         Loans collateralized by multi-family residential and commercial real estate generally involve a greater degree of credit risk than one-to-four family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate and multi-family real estate is typically dependent upon the successful operation of the related property. If the cash flow from the project is reduced, the borrower's ability to repay the loan can become impaired. At March 31, 1999, $832,000 of our commercial real estate loans were classified as non-performing. As of such date, a significant portion of our non-performing commercial real estate loans was comprised of one purchased loan.

         Commercial Business Loans. We originate commercial business loans consisting primarily of lines of credit and term loans secured by equipment and accounts receivable. At March 31, 1999, commercial business loans totaled $1.1 million, or 1.0%, of our total loan portfolio. In addition, all of our commercial business loans which are secured by real estate have been classified as commercial real estate loans. Currently, we are placing greater emphasis on the origination of commercial business loans. We recently hired two loan officers with extensive commercial lending experience. Commercial business loans generally have shorter terms and higher interest rates than mortgage loans because of the type and nature of the collateral. At March 31, 1999, none of our commercial business loans were classified as non-performing.

         Consumer Loans. We originate consumer loans consisting principally of loans secured by deposit accounts and marketable securities, and home improvement, personal and automobile loans. At March 31, 1999, consumer loans totaled $67,000, or 0.1%, of our total loan portfolio. We offer consumer loans as a service to our customers. Consumer loans are offered primarily on a fixed-rate basis with maturities generally of less than ten years. Consumer loans entail greater credit risk than do residential mortgage loans but have smaller balances and tend to have higher interest rates. At March 31, 1999, none of our consumer loans were classified as non-performing.

         Loan Origination Fees and Other Income. In addition to interest earned on loans, we generally receive fees in connection with loan originations. Such loan origination fees, net of costs to originate, are deferred and amortized using the interest method over the contractual life of the loan. Fees deferred are recognized as income immediately upon prepayment of the related loan. At March 31, 1999, we had $147,000 of net deferred loan origination fees. Such fees vary with the volume and type of loans and commitments made and purchased, the principal repayments on such loans, and competitive conditions in the real estate market that reflect the demand and availability of money. In addition to loan origination fees, we also receive loan fees and service charges that consist primarily of deposit transaction account service charges and late charges.

         Loans to One Borrower. Current regulations restrict loans to one borrower to an amount equal to 15% of unimpaired capital and unimpaired surplus on an unsecured basis, and an additional amount equal to 10% of unimpaired capital and unimpaired surplus if the loan is secured by readily marketable collateral (generally, financial instruments). At March 31, 1999, our regulatory limit on loans to one borrower was $3.0 million and our five largest loans or groups of loans to one borrower, including related entities, aggregated $3.7 million, $3.2 million, $3.0 million, $2.2 million and $1.9 million. All five of these loans or loan concentrations were secured by multi-family residential, commercial real estate or marketable securities and were performing in accordance with their terms at March 31, 1999. Although two of these extensions of credit may appear to exceed our regulatory lending limit at March 31, 1999, management has taken appropriate measures to conform such loans. The largest extension of credit is currently conforming as a result of permanent principal reductions exceeding $700,000 on the aggregate loan relationship. The $3.2 million extension is conforming as of June 30, 1999 based on our sale of a $200,000 participation to another financial institution.

Asset Quality

         Collection Procedures. Our collection procedures provide that when a loan is 16 days past due, a computer generated late charge notice is sent to the borrower requesting payment of the amount due under the loan, plus a late charge. If such delinquency continues, on the first day of the next month, a delinquent notice is mailed advising the borrower of the violation of the terms of the loan. We attempt to contact borrowers whose loans are more than 30 days past due. If such attempts are unsuccessful, we will engage counsel to facilitate the collection process. A delinquent loan report is presented to the board of directors on a monthly basis for their review. Historically, we have instituted legal action on loans 90 days past due. It is sometimes necessary and desirable to arrange special repayment schedules with borrowers to prevent foreclosure or filing for bankruptcy. In such cases, we prepare a schedule pursuant to discussions with the borrower and such schedule is reviewed by the board of directors.

         Delinquent Loans and Non-performing Assets. Loans are reviewed on a monthly basis. Loans are typically placed on nonaccrual status when either principal or interest is 90 days or more past due. Delinquent loans are charged off when it appears no longer reasonable or probable that the loan will be collected. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

         Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is deemed other real estate owned ("OREO") until such time as it is sold. When OREO is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed, or obtained, by management and any subsequent decline in fair market value is charged to operations. We had no OREO as of December 31, 1997 and $66,000 as of December 31, 1998. At March 31, 1999, OREO totaled $65,000 and consisted of one parcel of commercial real estate.

     The following table sets forth information with respect to our delinquent loans at March 31, 1999. At March 31, 1999, we had no delinquent consumer loans.



                                                       Balance            Number
                                                       -------            ------
                                                         (Dollars in Thousands)
Residential real estate(1):
  Loans 30 to 89 days delinquent....................   $1,065               24
  Loans 90 or more days delinquent..................    1,156               24
                                                       ------               --
    Total...........................................    2,221               48
                                                       ------               --

Commercial real estate:
  Loans 30 to 89 days delinquent....................       --               --
  Loans 90 or more days delinquent..................      832                3
                                                       ------               --
    Total...........................................      832                3
                                                       ------               --

Commercial business loans:
  Loans 30 to 89 days delinquent....................       --               --
  Loans 90 or more days delinquent..................       --               --
                                                       ------               --
    Total...........................................       --               --
                                                       ------               --
Total delinquent loans..............................   $3,053               51
                                                       ======               ==
----------------------
(1) Consists solely of loans secured by single-family residential real estate.

     The following table presents information on our non-performing assets at the dates indicated.


                                                                                         December 31,
                                                                    March 31,      -----------------------
                                                                     1999           1998             1997
                                                                   ---------       ------           ------
                                                                            (Dollars in Thousands)
Non-accruing loans:
  Residential real estate(1)...................................     $1,156         $  666            $258
  Commercial real estate.......................................        832          1,138 (2)          --
  Commercial business..........................................         --             --              29
  Consumer.....................................................         --             --              --
                                                                    ------         ------            ----
    Total......................................................      1,988          1,804             287
                                                                    ------         ------            ----
Accruing loans greater than 90 days delinquent.................         --            152              --
                                                                    ------         ------            ----
    Total non-performing loans(3)..............................      1,988          1,956             287
                                                                    ------         ------            ----
Other real estate owned (4)....................................         65             66              --
                                                                    ------         ------            ----
Total non-performing assets....................................     $2,053         $2,022            $287
                                                                    ======         ======            ====
Total non-performing loans, net of discount, as a
 percentage of total loans, net of discount....................       1.87%          1.89%           0.50%
                                                                      ====           ====            ====
Total non-performing assets, net of discount, as a
 percentage of total assets, net of discount...................       1.10%          1.22%           0.32%
                                                                      ====           ====            ====

------------------------
(1)  Consists solely of loans secured by single-family residential real estate.
(2) The significant increase in non-performing commercial real estate loans during the year ended December 31, 1998 was due, in large part, to a single acquired loan. We believe that this loan does not present a significant risk of loss to us on the basis of a current appraisal on the real estate securing the loan, the loan-to-value ratio thereon, as well as the purchase discount and specific reserve applied to such loan.
(3) All of our non-performing loans as of December 31, 1998 consisted of acquired loans.
(4)  Consists of one parcel of commercial real estate.

     The interest income that would have been recorded during the quarter ended March 31, 1999 if our non-accrual loans at the end of such period had been current in accordance with their terms during such period was $47,000.

     Classification of Assets. Federal regulations provide for the classification of delinquent or non-homogeneous loans and other assets such as debt and equity securities as "substandard," "doubtful," or "loss" assets. In analyzing loans for purchase as well as for purposes of our loan classification, we have placed increased emphasis on the payment history of the obligor and, to a lesser extent, the purchase discount associated with a specific loan. Assets that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payment, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor. "Substandard" assets include those characterized by the "distinct possibility" that we will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets is not warranted and are charged against the loan loss reserve. Pursuant to internal procedures, loans with a history of 30-89 day delinquencies will generally be classified either special mention or substandard. However, all loans 90 days or more delinquent are classified either substandard, doubtful or loss.

     The following table sets forth the aggregate amount of our special mention and classified assets at March 31, 1999:


                                                          (Dollars in Thousands)

     Special mention..................................            $  368
     Substandard......................................             1,664
     Doubtful.........................................               393
     Loss.............................................                --
                                                                  ------
     Total special mention and classified assets......             2,425
     Other real estate owned..........................                65
                                                                  ------
     Total special mention and classified assets,
      including other real estate owned...............            $2,490
                                                                  ======

     Allowance for Loan Losses. Our policy is to provide for estimated losses on our loan portfolio based on management's evaluation of the probable losses that may be incurred. Our method of determining provisions for loan losses is based partially on the Pennsylvania Department of Banking's and the FDIC's Allowance for Loan and Lease Loss Guidelines, and partially on an in-house asset classification policy. The policy provides for the monthly evaluation of concentrations of credit, past loan experience, current economic conditions, amount and composition of the loan portfolio, estimated fair value of collateral, delinquencies and other factors.

     The asset classifications are reviewed monthly by senior management with respect to the loan portfolio and the adequacy of the allowance for loan losses. Based upon that review, management determines whether any loans require the establishment of appropriate reserves or allowances for losses. Such evaluation, which includes a review of all loans for which full collectability of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. Other factors considered by management include the site and risk exposure of each segment of the loan portfolio, present indicators such as delinquency rates and the borrower's current financial condition, and the potential for losses in future periods. Management also prepares a summary classifying all delinquent loans and non-homogenous loans as special mention, substandard, doubtful or loss. Management then recommends the general allowance for loan losses in part based on past experience, and in part based on specified loan balances within each classification.

     Based on the recommendation of management, the board of directors makes determinations as to any reserves and changes to the provision for loan losses and allowance for loan losses. Both general and specific loan loss allowances are charged against earnings; however, general loan loss allowances are added back to capital in computing total risk-based capital under Pennsylvania Department of Banking and FDIC regulations, subject to certain limitations.

     We will continue to monitor the allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as conditions indicate. Although we maintain our allowance for loan losses at a level that we consider to be adequate to provide for the inherent risk of loss in the loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, our determination as to the amount of our allowance for loan losses is subject to review by the Pennsylvania Department of Banking and the FDIC as part of their examination process, which may result in the establishment of an additional allowance based upon the judgment of the applicable regulator.

     The following table sets forth activity in our allowance for loan losses at or for the specified periods.


                                                                 At or for the Three Months              At or for the Year Ended
                                                                       Ended March 31,                         December 31,
                                                               -----------------------------           ----------------------------
                                                                 1999                  1998              1998                 1997
                                                               --------              -------           --------             -------
                                                                                       (Dollars in Thousands)
Total loans outstanding......................................  $111,335              $59,345           $103,305             $57,047
Average loans outstanding....................................   106,076               57,674             78,797              26,421
Allowance balance (at beginning of period)...................     1,051                  568                568                 182
Provision for loan losses....................................       100                   35                510                 415
Charge-offs (recoveries), net of recoveries..................       (24)                  (8)                27                  29
                                                               --------              -------           --------             -------
Allowance balance (at end of period).........................  $  1,175              $   595           $  1,051             $   568
                                                               ========              =======           ========             =======
Allowance for loan losses as a percent of total loans, net
 of discount, at end of period...............................      1.07%                1.00%              1.02%               1.01%
                                                               ========              =======           ========             =======
Allowance for loan losses as a percent of total non-
 performing loans, net of discount, at end of period              58.75%              294.55%             53.72%             197.96%
                                                               ========              =======           ========             =======
Allowance for loan losses and purchase discount as a
 percentage of total loans...................................      5.20%               8.35%               5.85%               8.89%
                                                               ========              =======           ========             =======
Net loans charged off as a percent of average loans
 outstanding.................................................      0.00%               0.01%               0.03%               0.11%
                                                               ========              =======           ========             =======

     The following tables set forth our percentage of allowance for loan losses to total allowance for loan losses and the percentage of loans to total loans in each of the categories listed at the dates indicated.

                                                 At March 31, 1999                                 At December 31, 1998
                                     -------------------------------------------         -------------------------------------------
                                                  Percentage of    Percentage of                     Percentage of     Percentage of
                                                    Allowance      Loans in Each                        Allowance      Loans in Each
                                                    to Total        Category to                         to Total        Category to
                                     Amount         Allowance       Total Loans          Amount         Allowance       Total Loans
                                     ------         ---------       -----------          ------         ---------       -----------
                                                                        (Dollars in Thousands)
Balance of allowance for loan
 losses at end of period
 applicable to:
Real estate......................    $1,158            98.6%            98.9%            $1,037            98.8%            98.8%
Commercial business..............        11             0.9              1.0                 11             1.0              1.0
Consumer.........................         6             0.5              0.1                  3             0.2              0.2
                                     ------           -----            -----             ------           -----            -----
  Total .........................    $1,175           100.0%           100.0%            $1,051           100.0%           100.0%
                                     ======           =====            =====             ======           =====            =====

                                                 At December 31, 1997
                                     ------------------------------------------
                                                 Percentage of    Percentage of
                                                   Allowance      Loans in Each
                                                   to Total        Category to
                                     Amount        Allowance       Total Loans
                                     ------        ---------       -----------
                                               (Dollars in Thousands)
Balance of allowance for loan
 losses at end of period
 applicable to:
Real estate......................     $528            93.0%            95.1%
Commercial business..............       30             5.3              1.9
Consumer.........................       10             1.7              3.0
                                      ----           -----            -----
  Total .........................     $568           100.0%           100.0%
                                      ====           =====            =====

Investment Activities

     Our securities portfolio is managed by our President and the Chief Financial Officer (the "Investment Officers") in accordance with a written investment policy of the board of directors which addresses strategies, types and levels of allowable investments.

     At March 31, 1999, our securities portfolio equaled $64.9 million, or 34.9% of our total assets. Our investment portfolio is comprised of trust preferred securities, mortgage-backed securities, U.S. government agency securities, corporate and municipal obligations and equity securities. At March 31, 1999, our trust preferred securities amounted to $25.8 million, mortgage-backed securities amounted to $15.6 million, equity securities (consisting of common stock of a local financial institution, a self-service photocopy business, stock in our computer vendor and a financial institution managed fund) equaled $5.9 million, financial institution debt obligations totaled $3.1 million, corporate and municipal obligations amounted to $12.6 million, and U.S. government agency securities amounted to $1.9 million.

     We classify securities as either available for sale or held to maturity based upon our intent and ability to hold such securities. Securities available for sale include debt and equity securities that are held for an indefinite period of time and are not intended to be held to maturity. Securities available for sale include securities that we intend to use as part of our overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other factors related thereto. Securities available for sale are carried at fair value, and unrealized gains and losses (net of related tax effects) on such securities are excluded from earnings but are included in stockholders' equity. Upon realization, such gains and losses will be included in our earnings. Investment securities and mortgage-backed securities, other than those designated as available for sale, are comprised of debt securities that we have the affirmative intent and ability to hold to maturity. Securities held to maturity are carried at cost, and are adjusted for amortization of premiums and accretion of discounts over the estimated terms of the securities.

     We are required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short-term securities and certain other investments. We have maintained a portfolio of liquid assets that exceeds regulatory requirements. Our Asset Liability Management Committee generally meets on a monthly basis to decide, based on market levels and conditions, current economic data, political and regulatory information, and internal needs, whether any alterations need to be made to our investment portfolio. Based on the parameters of our Investment Policy, we endeavor to diversify our holdings through the purchase of medium-term and long-term, fixed-rate and variable-rate instruments, which provide both an adequate return and moderate risk. The Investment Officers of USABanc.com make all investment decisions in accordance with the Investment Policy and Asset Liability Management Committee guidelines.

     Our securities portfolio composition is designed to provide a liquid portfolio yet maximize yield on a risk adjusted basis. The process by which we decide to acquire debt instruments, trust preferred securities and corporate and municipal obligations is similar to that of underwriting a loan. We evaluate the potential credit risk associated with these types of investment instruments by becoming familiar with the institution, its earnings history, its ability to meet its debt obligation and, if possible, by meeting its management team. The trust preferred securities are fixed-rate long-term obligations with a weighted average yield of 9.22% as of March 31, 1999. The trust preferred securities are obligations of primarily non-rated financial institutions located throughout the United States, and thus there is a limited market in which to purchase and sell these securities. As long-term instruments, this portfolio is also subject to interest rate risk. If interest rates were to rise, these securities would lose value and require us to reflect a charge to our stockholders' equity.

     Our investments include mortgage-backed securities, which represent an interest in, or are collateralized by, pools of mortgage loans originated by private lenders that have been grouped by various governmental, government-related or private organizations. Mortgage-backed securities generally enhance the quality of our assets by virtue of the insurance or guarantees that back such securities, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations. Investments in mortgage-backed securities, however, may involve risks not present with mortgage loans. Specifically, mortgage-backed securities are subject to the risk that actual prepayments will be greater than estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments, thereby reducing the net yield on such securities. Like mortgage loans, there is also reinvestment risk associated with the cash flows from such securities in the event such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates. As interest rates decrease, the value of such securities may decrease as mortgages with higher rates are refinanced. At March 31, 1999 $1.3 million, or 11.5%, of our total mortgage-backed securities portfolio of $15.6 million had adjustable interest rates. We are seeking to increase our portfolio of adjustable-rate mortgage-backed securities. Our mortgage-backed securities are primarily pass-through securities, which provide us with payments consisting of both principal and interest as mortgage loans in the underlying mortgage pool are paid off by the borrowers. The average maturity of pass-through mortgage-backed securities varies with the maturities of the underlying mortgage instruments and with the occurrence of unscheduled prepayments of those mortgage instruments.

     The following tables present the book values and estimated market values at March 31, 1999, December 31, 1998 and December 31, 1997, respectively, for each major category of our investment securities.


                                                                     March 31, 1999
                                           -------------------------------------------------------------
                                                                Gross           Gross        Approximate
                                           Amortized         Unrealized       Unrealized         Fair
                                              Cost              Gains           Losses          Value
                                           ---------         -----------      ----------     -----------
                                                               (Dollars in Thousands)
Available-for-Sale:
 Mortgage-backed securities ............    $10,529             $ --        $     (65)         $10,464
 Corporate obligations .................     12,829               52             (295)          12,586
 Trust preferred securities ............     25,393               72             (737)          24,728
 Other securities ......................      2,503               58             (133)           2,428
                                            -------             ----            -----          -------
    Total available-for-sale ...........    $51,254             $182          $(1,230)         $50,206
                                            =======             ====          ========         =======

Held-to-Maturity:
  U.S. Government agency
    securities .........................   $  1,964             $ --           $  (27)          $1,937
  Mortgage-backed securities ...........      5,045               61              (16)           5,090
  Municipal securities .................      3,167               45               --            3,212
  Trust preferred securities ...........      1,113               41              (27)           1,127
  Other securities .....................      3,433               --             (134)           3,299
                                            -------             ----            -----          -------
    Total held-to-maturity .............    $14,722             $147            $(204)         $14,665
                                            =======             ====            =====          =======


                                                                    December 31, 1998
                                           -------------------------------------------------------------
                                                                Gross           Gross        Approximate
                                           Amortized         Unrealized       Unrealized         Fair
                                              Cost              Gains           Losses          Value
                                           ---------         -----------      ----------     -----------
                                                               (Dollars in Thousands)
Available-for-Sale:
 Mortgage-backed securities ............    $ 2,628             $ --              $(8)         $ 2,620
 Corporate obligations .................      1,322               13              (89)           1,246
 Trust preferred securities and
  other securities (1) .................     24,944              243             (664)          24,523
                                            -------             ----            -----          -------
    Total available-for-sale ...........    $28,894             $256            $(761)         $28,389
                                            =======             ====            =====          =======

Held-to-Maturity:
 U.S. Government agency
  securities ...........................    $ 1,201             $  1             $--           $ 1,202
 Mortgage-backed securities ............      5,650              104               (1)           5,753
 Municipal securities ..................      3,166               69               --            3,235
 Trust preferred securities and
  other securities (1) .................      5,738               79              (56)           5,761
                                            -------             ----            -----          -------
    Total held-to-maturity .............    $15,755             $253             $(57)         $15,951
                                            =======             ====            =====          =======


                                                                    December 31, 1997
                                           -------------------------------------------------------------
                                                                Gross           Gross        Approximate
                                           Amortized         Unrealized       Unrealized         Fair
                                              Cost              Gains           Losses          Value
                                           ---------         -----------      ----------     -----------
                                                               (Dollars in Thousands)
Available-for-Sale:
 U.S. Government agency
  securities ...........................    $ 1,243             $ 16             $ --          $ 1,259
 Trust preferred securities and
  other securities(1) ..................      6,737              150              (11)           6,876
                                            -------             ----            -----          -------
    Total available-for-sale ...........    $ 7,980             $166             $(11)         $ 8,135
                                            =======             ====            =====          =======
Held-to-Maturity:
 U.S. Government agency
  securities ...........................    $ 3,557             $ --             $(10)         $ 3,547
 Mortgage-backed securities ............      6,306               50               --            6,356
 Municipal securities ..................      3,163              101               --            3,264
 Trust preferred securities and
  other securities (1) .................      2,393               84               --            2,477
                                            -------             ----            -----          -------
    Total held-to-maturity .............    $15,419             $235             $(10)         $15,644
                                            =======             ====            =====          =======

(1) Trust preferred securities and other securities are primarily comprised of trust preferred securities of financial institutions located throughout the United States. At December 31, 1998, we held $22.6 million of trust preferred securities available-for-sale and $2.3 million held-to-maturity. Also included in the available-for-sale category was approximately $1.9 million of equity securities consisting of equity securities of a local financial institution and a self-service photocopy business, equity securities of our computer vendor and a financial institution managed fund. At December 31, 1997, trust preferred securities available for sale totaled $7.3 million with the remaining $325,000 being equity securities of the FHLB. At December 31, 1997, trust preferred securities held to maturity totaled $500,000. The remaining $1.9 million of other securities in the held to maturity category at such date consisted of debt instruments of financial institutions on the East Coast of the United States. We do not hold more than $2.0 million of trust preferred securities of any one issuer.

     The following table shows the contractual maturity of our investment securities portfolio at March 31, 1999.

                                                             Available-for-Sale
                                               -------------------------------------------
                                                                                  Weighted
                                               Amortized        Approximate        Average
                                                  Cost          Fair Value          Yield
                                               ---------        -----------       --------
                                                           (Dollars in Thousands)
Due after one year through five years .....     $ 3,193           $ 3,103           10.78%
Due after five years through ten years ....       9,636             9,483           11.95
Due after ten years .......................      25,393            24,728            8.87
Mortgage-backed securities ................      10,529            10,464            6.78
Equity securities .........................       2,503             2,428              --
                                                -------           -------
                                                $51,254           $50,206
                                                =======           =======

                                                              Held-to-Maturity
                                               --------------------------------------------
                                                                                   Weighted
                                               Amortized        Approximate        Average
                                                  Cost          Fair Value           Yield
                                               ---------        -----------        --------
                                                           (Dollars in Thousands)
Due after one year through five years .....     $ 2,010           $ 1,911             9.45%
Due after five years through ten years ....       1,423             1,388             8.60
Due after ten years .......................       6,244             6,276             6.49
Mortgage-backed securities ................       5,045             5,090             6.45
Equity securities .........................          --                --               --
                                                -------           -------
                                                $14,722           $14,665
                                                =======           =======

Sources of Funds

     General. Deposits are the major source of our funds for lending and other investment purposes. We expect our Internet banking operations to generate significant deposit growth. In addition to deposits, we derive funds from the scheduled payments as well as prepayment of loans, the maturity of investment securities and the sale of assets available for sale. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes.

     Deposits. Consumer and commercial deposits have historically been attracted principally from within our market area through the Offering of a broad selection of deposit instruments, including non interest-bearing demand accounts, NOW accounts, passbook savings accounts, money market accounts, term certificate accounts and individual retirement accounts. We expect to attract deposits on a national basis through our Internet banking operations. Deposit account terms vary according to the minimum balance required, the period of time during which the funds must remain on deposit, and the interest rate, among other factors. Deposits have increased 450% from $20.8 million at December 31, 1995 to $125.8 million at March 31,1999. The largest area of increase occurred in certificates of deposit as we continued to rely primarily on non-retail certificates of deposits. At March 31, 1999, we had $109.1 million of certificates of deposit, $38.1 million of which were in excess of $100,000, of which $13.7 million mature within twelve months.

     We regularly evaluate our internal cost of funds, survey rates offered by competing institutions, review our cash flow requirements for lending and liquidity, and execute rate changes when deemed appropriate. We anticipate that the mix of deposits will shift towards transaction accounts as we expand our commercial line of business. We anticipate that the growth in deposits would be accomplished through aggressive marketing of our Internet banking operations and our virtual branch network in surrounding communities, competitive pricing of retail products and the ability to provide loan and deposit products to consumers and commercial businesses on a national level through our Internet banking operations and in the Mid-Atlantic region through our community banking franchise. See "Management's Discussion and Analysis and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The following table sets forth the balance of each deposit type and the weighted average rate paid on each deposit type of vBank for the periods indicated.


                                                  Three Months Ended
                                                       March 31,
                                                  ------------------
                                                         1999
                                    ---------------------------------------------
                                                      Percent of         Weighted
                                                         Total            Average
                                     Balance           Deposits            Yield
                                    ---------         ----------         --------

Non-interest-bearing demand ......  $  1,329              1.06%              --
NOW accounts .....................       908              0.72             2.40%
Passbooks ........................    12,367              9.83             4.43
Money market deposit accounts ....     2,109              1.68             4.75
  Certificates of deposit ........   109,052             86.71             5.79
                                    --------            ------             ----
Total deposits ...................  $125,765            100.00%            5.55%
                                    ========            ======             ====


                                                Years Ended December 31,
                                                ------------------------
                                                          1998
                                    ----------------------------------------------
                                                       Percent of         Weighted
                                                         Total            Average
                                     Balance            Deposits           Yield
                                    --------           ----------         --------
                                               (Dollars in Thousands)
Non-interest-bearing demand ......  $  1,439              1.26%              --
NOW accounts .....................       846              0.73             2.31%
Passbooks ........................     5,281              4.62             4.40
Money market deposit accounts ....     2,345              2.05             3.66
  Certificates of deposit ........   104,476             91.34             5.73
                                    --------            ------             ----
Total deposits ...................  $114,387            100.00%            5.53%
                                    ========            ======             ====


                                               Years Ended December 31,
                                               ------------------------
                                                         1997
                                    ---------------------------------------------
                                                     Percent of         Weighted
                                                        Total            Average
                                     Balance           Deposits           Yield
                                    --------         -----------        ---------

Non-interest-bearing demand ......  $   257              0.37%              --
NOW accounts .....................      688              0.98             2.27%
Passbooks ........................    2,019              2.86             2.49
Money market deposit accounts ....    4,802              6.81             3.74
  Certificates of deposit ........   62,708             88.98             6.06
                                    -------            ------             ----
Total deposits ...................  $70,474            100.00%            5.72%
                                    =======            ======             ====

     At March 31, 1999, our certificates of deposit had the following stated maturities.



Maturity Period                               Amount
---------------                           --------------
                                          (In Thousands)

Within 12 months ................             $52,820
Within 13 to 36 months ..........              41,937
Beyond 36 months ................              14,295
                                             --------
Total ...........................            $109,052
                                             ========

         The following table presents, by various rate categories, the amount of certificates of deposit outstanding at March 31, 1999.



Certificate Rates:                      Outstanding Amount
------------------                      ------------------
                                           (In Thousands)
0 to 3.99% ......................            $  1,420
4.00% to 5.99% ..................              68,046
6.00% to 7.99% ..................              39,589
                                             --------
Total ...........................            $109,052
                                             ========

The following table summarizes the maturity composition of certificates of deposit with balances of $100,000 or more at March 31, 1999.


                                                            March 31, 1999
                                                            --------------
                                                     Balance                 %
                                                     ---------------------------
                                                        (Dollars in Thousands)
Three months or less ......................          $ 2,489                6.5%
Over three months to six months ...........            1,675                4.4
Over six months to twelve months ..........            9,554               25.1
Over twelve months ........................           24,409               64.0
                                                    --------              -----
                                                     $38,127              100.0%
                                                     =======              =====

     Borrowings. If the need arises, we may rely upon advances from the FHLB and the Board of Governors of the Federal Reserve System discount window to supplement our supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB typically are collateralized by our stock in the FHLB and a portion of our first mortgage loans. At March 31, 1999, we had $33.8 million in borrowing capacity under a collateralized line of credit with the FHLB, of which $30.0 million had been drawn upon as of such date.

     The FHLB functions as a central reserve bank providing credit for vBank and other member savings and financial institutions. As a member, vBank is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities that are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of a member institution's net worth or on the FHLB's assessment of the institution's creditworthiness.

     At March 31, 1999, we had five callable fixed-rate advances for $30.0 million from the FHLB. The callable advances mature within five to ten years with call options ranging from 18 months to five years. The interest rates on the callable advances range from 4.83% to 5.63%, with a weighted average interest rate of 5.31% at March 31, 1999.

     The following table sets forth certain information regarding our borrowed funds, which consist solely of the advances from the FHLB, at or for the periods ended on the dates indicated.



                                                        At or for the Three                   At or for the
                                                      Months Ended March 31,             Year Ended December 31,
                                                     -------------------------          -------------------------
                                                       1999             1998              1998             1997
                                                     --------         --------          -------          --------
                                                                         (Dollars in Thousands)
FHLB advances:
   Maximum month-end balance ................        $30,000          $6,000            $31,000          $12,700
   Balance at end of period .................         30,000           3,000             30,000            9,000
   Average balance ..........................         30,000           4,833             22,482            7,000
Weighted average interest rate on:
   Balance at end of period .................           5.30%           6.38%              5.30%            5.87%
   Average balance for period ...............           5.30%           6.20%              5.29%            5.87%

USACapital, Inc.

     USACapital, Inc., a registered broker-dealer with the National Association of Securities Dealers, is a Pennsylvania corporation wholly owned by USABanc.com. A subsidiary of USABanc.com acquired USACapital in April 1997 for a purchase price of $75,000, paid in shares of USABanc.com's common stock. USACapital trades stocks, bonds, annuities, and other investment related products to the general public. In connection with our Internet banking operations, we expect USACapital to offer on-line trading, real time quotes, low commissions and direct access to funds held on deposit with vBank in early August 1999. During the year ended December 31, 1998, USACapital increased its staff from two persons to 8 persons, which we believe will facilitate the growth of USACapital's business. The majority of the additional employees at USACapital are compensated on a commission basis, which will maintain a variable expense base related to performance. USACapital operates out of our corporate office. USACapital generated pre-tax earnings of $106,000 for the quarter ended March 31, 1999 and $227,133 from the time of our acquisition of USACapital in April 1997 through December 31, 1998. Although we do not expect commission charges and fees to meet costs, we expect the operations of USACapital to be consistent with our goal of attaining market share.

USACredit, Inc.

     USACredit, Inc., our wholly-owned subsidiary, is a Pennsylvania corporation engaged in business equipment leasing services. We have entered into an agreement with USACredit that allows our customers, many of whom are independent business owners or managers, to lease small business equipment through credit. Leases range in amounts from $5,000 to $500,000 and cover virtually all types of business equipment. USACredit will act as a broker and provide advice, comparison quotes and immediate equipment lease financing through a network of financial institutions.

     USACredit holds a 20% interest in USACredit Ventures LLC, a Delaware limited liability company in the business of acquiring, owning, servicing, selling or otherwise disposing of nonperforming financial assets. USACredit had two loans outstanding to USACredit Ventures LLC at March 31, 1999 totaling approximately $98,000. These loans partially fund the purchase judgments and deficiency claims with respect to nonperforming loans and other delinquent claims against third-party debtors.

Personnel

     As of March 31, 1999, we had a total of 47 full-time and 2 part-time employees.

Description of Properties

     On December 23, 1997, we purchased a building at 1535 Locust Street in Center City Philadelphia, formerly owned and operated by PNC Bank, which serves as our corporate offices and flagship retail operation. This location consists of approximately 10,000 square feet of space, and includes not only a first floor retail operation, but also houses senior management of USABanc.com and USACapital, Inc., in addition to selected members of vBank staff. We are in the process of selling this facility, but we intend to maintain our retail operation and lending operations in such facility following such sale pursuant to a lease to be entered into with the purchaser. We will use any gains on this disposition to execute our Internet business strategy.

     Pursuant to a lease dated July 27, 1998, we lease a building at 18 East Wynnewood Road, Wynnewood, Pennsylvania. We opened a retail branch at this location in April 1999. The lease is for an initial period of 10 years with an option to renew for an additional 10 years. The annual lease payments total $48,000.

    We lease the building located at 803 East Germantown Pike in Norristown, Pennsylvania, which contains a retail branch as well as administrative offices, on a month-to-month basis. The monthly lease payment is $3,117. We are currently negotiating the sale of the Norristown branch.We will use any gains on this disposition to execute our Internet business strategy.

     We also lease an additional "mini" branch, known as "eBank" in the office, restaurant and retail complex known as "the Bellevue" which is located in Center City Philadelphia. The annual lease payments total $8,200.

     Deposits are received at the Locust Street headquarters, the Norristown branch, the Wynnewood branch and the eBank. At March 31, 1999, our branches had the following deposits: Locust Street, $62.0 million; Norristown, $56.8 million; and eBank, $7.0 million. The Wynnewood Branch had no deposits at March 31, 1999, as the branch opened for business on April 19, 1999.

     We are currently engaged in discussions to lease approximately 23,000 square feet of warehouse space in Philadelphia to house our Internet banking operations and to serve as our corporate offices. We have not yet reached a definitive agreement and there can be no guarantee that we will be able to negotiate acceptable lease terms for such space.

Legal Proceedings

     We are not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. We believe that such routine legal proceedings, in the aggregate, are immaterial to our financial condition and results of operation.

                       REGULATION OF USABANC.COM AND VBANK

     USABanc.com and vBank are extensively regulated under both federal and state law. From time to time, various new types of federal and state legislation have been proposed that could result in additional or diminished regulation of and restrictions on, or altered forms of supervision of, banks or bank holding companies. We cannot predict whether any such legislation will be adopted or how such legislation, if adopted, would affect USABanc.com's business or vBank's business. As a consequence of the extensive regulation of commercial banking activities and financial institutions in the United States, the business and activities of USABanc.com and vBank are susceptible to changes in federal and state legislation which may affect the scope, nature and costs of such business and activities. The following description of statutory and regulatory provisions, which is not intended to be a complete description of these provisions or their effects on USABanc.com or vBank, is qualified in its entirety by reference to the particular statutory or regulatory provisions.

USABanc.com

     General. We are a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, and we are subject to regulation and supervision by the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking. We are required to file annually a report of our operations with, and are subject to examination by, the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. Certain of these laws and regulations are described below.

     Bank Holding Company Act of 1956 Activities and Other Limitations. As a registered bank holding company, USABanc.com's activities and those of its banking and nonbanking subsidiaries are limited to the business of banking and activities closely related or incidental to banking.

     With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Board of Governors of the Federal Reserve System before (i) acquiring substantially all of the assets of any bank, (ii) acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares), or (iii) merging or consolidating with another bank holding company.

     The Bank Holding Company Act also prohibits a bank holding company, with certain exceptions discussed below, from acquiring the voting shares or assets of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks. Under the Bank Holding Company Act, the Board of Governors of the Federal Reserve System is authorized to approve the ownership of shares by a bank holding company in any company, the activities of which the Board of Governors of the Federal Reserve System has determined to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. In making such determinations, the Board of Governors of the Federal Reserve System is required to weigh the expected benefit to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

     The Board of Governors of the Federal Reserve System has by regulation determined that certain activities are closely related to banking within the meaning of the Bank Holding Company Act. These activities include operating a mortgage company, finance company, credit card company, factoring company, trust company or savings association; performing certain data processing operations; providing limited securities brokerage services; acting as an investment or financial advisor; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, non-operating basis; providing tax planning and preparation services; operating a collection agency; and providing certain courier services.

     In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Control Act, together with regulations thereunder, require approval of the Board of Governors of the Federal Reserve System (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring "control" of a bank holding company, such as USABanc.com. Control is conclusively presumed to exist if any individual or company acquires 25% or more of any class of voting securities of the bank holding company. With respect to corporations with securities registered under the Securities Exchange Act of 1934, as amended (such as USABanc.com), control will be rebuttably presumed to exist if a person acquires at least 10% of any class of voting securities of the corporation.

     A registered bank holding company is generally required to give the Board of Governors of the Federal Reserve System prior notice of any redemption or repurchase of its own equity securities if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of USABanc.com's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation.

     Anti-Tying Restriction. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a bank holding company or its affiliates.

     Capital Adequacy Requirements. The Board of Governors of the Federal Reserve System has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the Bank Holding Company Act. The Board of Governors of the Federal Reserve System capital adequacy guidelines generally require bank holding companies to maintain total capital equal to 8% of total risk-weighted assets, with at least one-half of that amount (4%) consisting of Tier 1 or core capital and up to one-half of that amount consisting of Tier 2 or supplementary capital. Tier 1 capital for bank holding companies generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stocks which may be included as Tier 1 capital), less goodwill and, with certain exceptions, intangibles. Tier 2 capital generally consists of hybrid capital instruments; perpetual preferred stock which is not eligible to be included as Tier 1 capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Under the risk-based capital guidelines, specific categories of assets and certain off-balance sheet assets such as letters of credit are assigned different risk weights to take into account different risk characteristics of the assets. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The risk weightings range from 0% (requiring no additional capital) for assets such as cash to 100% for the bulk of assets which are typically held by a bank holding company, including multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Single-family residential first mortgage loans which are not past-due (90 days or more) or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

     In addition to the risk-based capital guidelines, the Board of Governors of the Federal Reserve System uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Total assets for this purpose does not include goodwill, certain mortgage and non-mortgage servicing assets, purchased credit card relationships and any other intangible assets and investments that the Board of Governors of the Federal Reserve System determines should be deducted from Tier 1 capital. Bank holding companies must maintain a minimum leverage ratio of at least 3%, although most organizations are expected to maintain leverage ratios that are 100 to 200 basis points above this minimum ratio.

     The risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the Federal Reserve Board provide that concentration of credit risk and certain risks arising from nontraditional activities, as well as an institution's ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization's overall capital adequacy.

     As of March 31, 1999, we were in compliance with the minimum regulatory capital requirements established by the Board of Governors of the Federal Reserve System.

     Financial Support of Affiliated Institutions. In accordance with established policy of the Board of Governors of the Federal Reserve System, we will be expected to act as a source of financial strength to vBank and to commit resources to support vBank in circumstances when it might not do so absent such policy.

vBank

     General. vBank operates as a state-chartered savings bank incorporated under the Pennsylvania Banking Code and is subject to extensive regulation and examination by the Pennsylvania Department of Banking and by the FDIC. These regulatory authorities regulate or monitor all areas of vBank's operations, including capital requirements, loans, interest rates, investments, borrowings, deposits, record keeping, security devices, issuances of securities, payment of dividends, interest rate risk management, acquisitions, mergers, establishment of branches, and corporate reorganizations. There are periodic examinations by the Pennsylvania Department of Banking and the FDIC to test vBank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Pennsylvania Department of Banking, the FDIC or the Congress could have a material adverse impact on us, vBank and their operations.

     Federal Deposit Insurance Corporation Assessments. The deposits of vBank are insured by Bank Insurance Fund of the FDIC, up to applicable limits, and are subject to deposit premium assessments by vBank Insurance Fund. Under the FDIC's risk-based insurance system, Bank Insurance Fund-assessed deposits have been subject to premiums which have varied, depending upon the institution's capital position and other supervisory factors.

     The FDIC may terminate the deposit insurance of any insured depository institution, including vBank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. The FDIC may also suspend deposit insurance temporarily prior to the hearing process for the permanent termination of insurance, if, among other things, the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. We are aware of no circumstances which would result in termination of vBank's deposit insurance.

     Capital Requirements. The FDIC has promulgated regulations and adopted a statement of policy regarding the capital adequacy of state-chartered banks which, like vBank, are not members of the Federal Reserve System. These requirements are substantially similar to those adopted by the Board of Governors of the Federal Reserve System regarding bank holding companies, as previously described.

     The FDIC's capital regulations establish a minimum 3% Tier 1 leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively will increase the minimum Tier 1 leverage ratio for such other banks to 4% to 5% or more. Under the FDIC's regulation, highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization and are rated composite 1 under the Uniform Financial Institutions Rating System. Tier 1 or core capital is defined as the sum of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill and certain purchased mortgage servicing rights.

     The FDIC also requires that banks meet a risk-based capital standard. Risk-based capital standard for banks requires the maintenance of total capital (which is defined as Tier 1 capital and supplementary (Tier 2) capital) to risk-weighted assets of 8.0%, of which at least 4.0% shall be Tier 1 capital. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on risks the FDIC believes are inherent in the type of asset or item. The components of Tier 1 capital are equivalent to those discussed above under the leverage capital standard. The components of supplementary capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital. As of March 31, 1999, vBank met each of its capital requirements.

     In August 1995, the FDIC, along with the other federal banking agencies, adopted a regulation providing that the agencies will take account of the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy. According to the agencies, applicable considerations include the quality of the bank's interest rate risk management process, the overall financial condition of the bank and the level of other risks at the bank for which capital is needed. Institutions with significant interest rate risk may be required to hold additional capital. The agencies also have issued a joint policy statement providing guidance on interest rate risk management, including a discussion of the critical factors affecting the agencies' evaluation of interest rate risk in connection with capital adequacy.

     A bank may be subject to higher minimum requirements than those described above if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk. Banks with capital ratios below the required minimum are subject to certain administrative actions, including prompt corrective action, the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing.

     vBank is also subject to more stringent Pennsylvania Department of Banking capital guidelines. Although not adopted in regulation form, the Pennsylvania Department of Banking utilizes capital standards requiring a minimum of 6% leverage capital and 10% risk-based capital. The components of leverage and risk-based capital are substantially the same as those defined by the FDIC. As of March 31, 1999, vBank exceeded the Pennsylvania Department of Banking's capital guidelines.

     Prompt Corrective Action. In addition to the capital adequacy guidelines, the FDIC is required to take "prompt corrective action" with respect to any state-chartered bank which does not meet specified minimum capital requirements. Federal regulations applicable to financial institutions establish five capital levels: "well capitalized," "adequately capitalized," "undercapitalized," "severely undercapitalized" and "critically undercapitalized."

     o An institution is considered "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and it is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure.

     o An institution is considered "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of at least 4% and leverage capital ratio of 4% or greater (or a leverage ratio of 3% or greater if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines), and the institution does not meet the definition of an undercapitalized institution.

     o A bank is considered "undercapitalized" if it has a total risk-based capital ratio that is less than 8%, a Tier 1 risk-based capital ratio that is less than 4%, or a leverage ratio that is less than 4% (or a leverage ratio that is less than 3% if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines).

     o A "significantly undercapitalized" institution is one which has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3%, or a leverage ratio that is less than 3%.

     o A "critically undercapitalized" institution is one which has a ratio of tangible equity to total assets that is equal to or less than 2%.

     Under certain circumstances, a "well capitalized," "adequately capitalized" or "undercapitalized" institution may be treated as if the institution were in the next lower capital category.

     Federal banking regulators are authorized to take "prompt corrective action" with respect to capital-deficient institutions. In addition to requiring the submission of a capital restoration plan, federal law contains broad restrictions on certain activities of undercapitalized institutions involving asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons (e.g., a holding company) if the institution would be undercapitalized after any such distribution or payment.

     As an institution's capital decreases, the powers of the federal regulators become greater. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The regulators have very limited discretion in dealing with a critically undercapitalized institution and are virtually required to appoint a receiver or conservator if the capital deficiency is not corrected promptly.

     Activities and Investments of Insured State-chartered Banks. The activities and equity investments of FDIC-insured, state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements. An insured state bank is not prohibited from, among other things, (1) acquiring or retaining a majority interest in a subsidiary, (2) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank's total assets, (3) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors', trustees' and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions, and (4) acquiring or retaining the voting shares of a depository institution if certain requirements are met. In addition, an insured state-chartered bank may not, directly, or indirectly through a subsidiary, engage as "principal" in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements. Any insured state-chartered bank directly or indirectly engaged in any activity that is not permitted for a national bank must cease the impermissible activity.

     Pennsylvania Banking Law. The Pennsylvania Banking Code contains detailed provisions governing the organization, location of offices, rights and responsibilities of directors, officers, employees and members, as well as corporate powers, savings and investment operations and other aspects of vBank and its affairs. The Pennsylvania Banking Code delegates extensive rulemaking power and administrative discretion to the Pennsylvania Department of Banking so that the supervision and regulation of state-chartered savings banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices.

     One of the purposes of the Pennsylvania Banking Code is to provide banks with the opportunity to be competitive with each other and with other financial institutions existing under other Pennsylvania laws and other state, federal and foreign laws. A Pennsylvania bank may locate or change the location of its principal place of business and establish an office anywhere in the Commonwealth, with the prior approval of the Pennsylvania Department of Banking.

     The Pennsylvania Department of Banking generally examines each savings bank not less frequently than once every two years. Although the Pennsylvania Department of Banking may accept the examinations and reports of the FDIC in lieu of the Pennsylvania Department of Banking's examination, the present practice is for the Pennsylvania Department of Banking to conduct individual examinations. The Pennsylvania Department of Banking may order any savings bank to discontinue any violation of law or unsafe or unsound business practice and may direct any trustee, officer, attorney or employee of a savings bank engaged in an objectionable activity, after the Pennsylvania Department of Banking has ordered the activity to be terminated, to show cause at a hearing before the Pennsylvania Department of Banking why such person should not be removed.

     Restrictions on Payment of Dividends. Under the Federal Deposit Insurance Act, insured depository institutions such as vBank are prohibited from making capital distributions, including the payment of dividends, if, after making any such distribution, the institution would become "undercapitalized" (as such term is used in the statute). Under the Federal Deposit Insurance Act, no dividends may be paid by an insured bank if the bank is in arrears in the payment of any insurance assessment due to the FDIC. Dividend payments by vBank are subject to the Pennsylvania Banking Code. Under the Pennsylvania Banking Code, no dividends may be paid except from "accumulated net earnings" (generally, undivided profits). As previously discussed, state and federal regulatory authorities have adopted standards for the maintenance of adequate levels of capital by banks. Adherence to such standards further limits the ability of vBank to pay dividends. In addition, vBank's regulators have authority to prohibit us or vBank from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon our financial condition or the financial condition of vBank, could be deemed to constitute such an unsafe or unsound practice.

     Regulatory Enforcement Authority. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil monetary penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

     Limitations on Transactions with Affiliates and Insiders. Transactions between banks and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity which controls, is controlled by or is under common control with the bank. In a holding company context, the parent holding company of a bank (such as us) and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Section 23A places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates. In addition, limits are placed on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Most of these loans and certain other transactions must be secured in prescribed amounts. Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies.

     In addition, we are subject to restrictions on extensions of credit to executive officers, directors, certain principal stockholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

     Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions, the federal regulatory authorities evaluate the record of such financial institutions in meeting the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Other Regulations

     Lending Activities. Interest and certain other charges collected or contracted for by vBank are subject to state usury laws and certain federal laws concerning interest rates. vBank's loan operations are also subject to certain federal laws applicable to credit transactions, such as (i) the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, (ii) the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, (iii) the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, (iv) the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies, (v) the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies, and (vi) the rules and regulations federal agencies charged with the responsibility of implementing such federal laws.

     Deposit Activities. The deposit operations of vBank also are subject to (i) the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and (ii) the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

     Internet and Electronic Commerce Activities. A number of legislative and regulatory proposals currently under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning the electronic commerce market and use of the Internet, including, but not limited to, on-line content, user privacy, taxation, access charges, liability or third-party activities and jurisdiction. Congress has held hearings on whether to regulate the electronic commerce market, while numerous states are considering adopting their own laws to regulate Internet banking. Moreover, the FDIC has proposed other guidelines governing Internet operations.

     These and any other proposed laws, rules and regulations could force us to comply with more complex and perhaps more burdensome regulatory requirements, which could materially adversely affect our business, financial condition, results of operations and cash flows.

                                   MANAGEMENT


Directors and Executive Officers

     The following table sets forth certain information concerning our current directors and executive officers. The term of office for each director is one year or until the next meeting of shareholders, at which time elections are held for each seat on the board of directors.

                                                                                                     Director and/or
                                                  Position with USABanc.com                           Executive Officer
Name                                                     and/or vBank                       Age             Since
----                                              -------------------------                 ---       -----------------
George M. Laughlin .................   Chairman                                              78             1995

Zeev Shenkman ......................   Vice-Chairman                                         47             1998

Kenneth L. Tepper ..................   President and Chief Executive Officer/Director        37             1995

Clarence L. Rader...................   Director/Chairman of vBank                            68             1995

Jeffrey A. D'Ambrosio ..............   Director                                              44             1995

George C. Fogwell, III .............   Director                                              52             1995

John A. Gambone ....................   Director                                              60             1995

Carol J. Kauffman ..................   Director                                              52             1997

Wayne O'Leevy ......................   Director                                              55             1996

Brian M. Hartline ..................   Chief Financial Officer and Director/Chief            34             1998
                                       Operating Officer of vBank

Craig J. Scher......................   Senior Vice President and Director of                 35             1998
                                       Lending/Credit of vBank

     Following is a brief summary of each director's and executive officer's occupation over the last five years.

     George M. ("Dewey") Laughlin is a real estate investor and insurance broker and the founder/owner of Best Auto Tags and Abat's Auto Tags, one of the first companies to originate 24-hour licensed messenger service in Pennsylvania. Mr. Laughlin owns and manages a total of twenty-four branch locations throughout the Commonwealth of Pennsylvania. He is a veteran of the United States Navy, having served on the aircraft carrier U.S.S. Independence in every major South Pacific campaign of World War II.

     Zeev Shenkman has been the Chief Executive Officer of Shen Management Corporation since September 1995. From 1996 through 1997, Mr. Shenkman was Chief Financial Officer of Global Sports, Inc. Prior thereto, from May 1984 through March 1995, Mr. Shenkman was the Chief Financial Officer of Today's Man, Inc. In 1996, Today's Man filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, and emerged under a plan approved in 1998.

     Kenneth L. Tepper has been our Director, President and Chief Executive Officer since 1995. Mr Tepper has been a Director, President and Chief Executive Officer of vBank since 1995. Mr. Tepper served as an agent of the FDIC assigned to the Resolution Trust Corporation from 1990 through 1991. Thereafter, Mr. Tepper was Director of Merchant Banking at Tucker Federal SLA, and from 1994 through 1995 was Managing Director of Merchant*BancShares, Inc., an investment banking firm specializing in community bank mergers and loan portfolio acquisitions. He was Finance Chairman of the Pennsylvania Republican State Committee during the 1994 gubernatorial campaign, and a principal of the 1995 Congressional Medal of Honor Society Convention. He serves on the board of directors of TRM Corporation, a public company in the self-service photocopy business in which USABanc.com maintains a $500,000 investment in debt securities.

     Clarence L. Rader has served as Chairman of vBank since November 1995. Mr. Rader served as President and Chief Executive Officer of vBank from 1986 to 1995. Mr. Rader was President of the Norristown School Board, and Chairman of the Central Montgomery Chamber of Commerce from 1991 to 1992. He is a senior appraiser with the American Society of Appraisers.

     Jeffrey A. D'Ambrosio has been the owner and is Chief Executive Officer of D'Ambrosio Dodge in Downingtown, Pennsylvania since 1985. Mr. D'Ambrosio presently owns and manages 11 auto franchises in Chester County, Pennsylvania. Mr. D'Ambrosio is a member of the Dodge Dealers National Advertising Council and serves on the Pennsylvania Board of Vehicle Manufacturers, Dealers and Salespersons.

     George C. Fogwell, III is an active securities investor, who is also a senior international Captain for Delta Airlines. Mr. Fogwell, as a certified flight instructor, is a member of the Air Line Pilots Association, the Seaplane Pilots Association and the owner of Clinton Aviation. Mr. Fogwell works for the American Heart Association and has been a member of the Board of Directors for USABanc.com, USACapital and vBank since their inception.

     John A. Gambone is the Chairman, President and Chief Executive Officer of Gambone Bros. Organization, Inc., a real estate development concern founded in 1958 and headquartered in Fairview Village, Pennsylvania. He is a member of the Pennsylvania Horse Breeders Association as well as numerous professional organizations related to the building industry.

     Carol J. Kauffman has served as the Director of Business Development for Lawyers' Travel Service Division of the World Travel Specialists Group since 1996. Prior to Lawyers' Travel, Ms. Kauffman was Senior Account Executive, Account Services for Reimel Carter Public Relations firm after successfully selling the firm she founded over ten years ago, Lawlor Jackson, Inc.

     Wayne O. Leevy is the Managing Partner of Mitchell & Titus, LLP, a public accounting firm. Prior to Mitchell & Titus, Mr. Leevy was Managing Officer of Leevy, Redcross and Co., which merged with Mitchell & Titus in 1990.

     Brian M. Hartline is currently our Director and Chief Financial Officer and Chief Operating Officer of vBank, where he has been employed since December 1998. Prior to joining USABanc.com, Mr. Hartline served from 1994 through 1998 in a number of positions, including Executive Vice President and Chief Financial Officer, at ML Bancorp, Inc. in Villanova, Pennsylvania, and from 1990 to 1994 as Vice President and Controller of PNC Bank (Central Region), formerly United Federal Bank, in State College, Pennsylvania. Mr. Hartline is a licensed certified public accountant.

     Craig J. Scher is currently Senior Vice President and Director of Lending/Credit of vBank, where he has been employed since July 1998. Prior to joining vBank, Mr. Scher served from 1989 to 1998 in a number of positions, including Senior Vice President, at Equity National Bank, in Marlton, New Jersey, and from 1985 to 1989 with Midlantic Bank, formerly Continental Bank in Philadelphia, Pennsylvania.

Compensation of the Board of Directors

     Directors of USABanc.com receive a fee of $400 for each meeting of the board of directors attended. Directors of USABanc.com also receive a fee of $100 for each committee meeting attended. Mr. Laughlin receives $1,000 per month, plus reimbursement of reasonable out-of-pocket expenses not to exceed $12,000 per year. Mr. Shenkman receives $25,000 per year pursuant to his election as Vice-Chairman of USABanc.com. During 1998, an aggregate of $58,800 was paid to directors for their services. No director received more than $14,200 in 1998.

     During 1998, Ms. Kauffman was awarded options to purchase 2,660 shares of common stock at an exercise price of $3.76 per share and options to purchase 13,300 shares of common stock at an exercise price of $5.64 per share. Mr. Shenkman was awarded options to purchase 66,500 shares of common stock at an exercise price of $5.64 per share. Also, Mark A. Kearney was awarded options to purchase 13,300 shares of common stock at an exercise price of $5.64 per share. Such options were subsequently forfeited in connection with Mr. Kearney's resignation from the board of directors.

Executive Compensation

     The following table sets forth compensation paid in the fiscal year ended December 31, 1998 for services performed in all capacities for USABanc.com and vBank with respect to the Chief Executive Officer, the Chief Financial Officer and vBank's Chief Operating Officer and Director of Lending/Senior Vice President. USABanc.com and vBank had no other executive officer whose salary and bonus exceeded $100,000 in the fiscal year ended December 31, 1998 or whose current salary exceeds $100,000.

                                                                                                    Long Term
                                                                                                   Compensation
                                                                                                No. of Securities        All Other
         Name and Principal Position                         Fiscal Year     Annual Salary     Underlying Options      Compensation
         ---------------------------                         -----------     -------------     ------------------      ------------
Kenneth L. Tepper, President and CEO ..................         1998          $219,462(1)            106,134          $162,000(2)(3)
                                                                1997          $120,000                    --          $ 12,000(3)
                                                                1996          $120,000                    --          $ 12,000(3)
Brian M. Hartline, Chief Financial Officer/ Chief
    Operating Officer of vBank ........................         1998          $ 11,692(4)             40,000

Craig J. Scher, Senior Vice President and
    Director of Lending/Credit of vBank ...............         1998          $ 42,115(5)             20,000


--------------------------
(1) Mr. Tepper's annual base salary was increased to $245,000 effective March 1, 1998.

(2) Mr. Tepper received a payment of $150,000 in connection with his agreement to cap the anti-dilutive feature of the Class B common stock. See "--Certain Relationships and Related Transactions."

(3) In addition to his base salary, Mr. Tepper received $12,000 in additional compensation which was used to purchase a deferred compensation life insurance policy.

(4) Mr. Hartline was employed by USABanc.com on December 1, 1998 at an annual base salary of $160,000.

(5) Mr. Scher was employed by vBank in July 1998 at an annual base salary of $120,000.

Stock Options

     The following table sets forth certain information concerning grants of stock options to the Chief Executive Officer and Chief Financial Officer in the fiscal year ended December 31, 1998. We had no other executive officers whose salary and bonus exceeded $100,000 in the fiscal year ended December 31, 1998 or whose salary currently exceeds $100,000.

                            Option Grants During 1998


                                                                  Individual Grants
                                --------------------------------------------------------------------------------------
                                                             % of Total Options
                                      Number of                  Granted to
                                Securities Underlying            Employees               Exercise           Expiration
           Name                    Options Granted              During 1998                Price               Date
           ----                 ---------------------        ------------------          --------           ----------
Kenneth L. Tepper ..........           70,756(1)                   23.3%                $3.76/share           2/11/03
                                       35,374(2)                   11.6%                $3.76/share           2/11/03
Brian M. Hartline ..........           40,000                      13.2%                $3.75/share           12/01/09
Craig J. Scher .............           20,000                       6.6%                $3.75/share           12/01/09


----------------------
(1)  These options vest over a three year period beginning February 1999.
(2)  These options vest over a three year period beginning February 2002.

     The following table sets forth certain information concerning the exercise of options to purchase common stock of USABanc.com in the fiscal year ended December 31, 1998 and the unexercised options to purchase common stock of USABanc.com held by the named executive officers at December 31, 1998. Year-end values are based upon the closing market price of a share of common stock on December 31, 1998 of $4.50.


                   Aggregated Option Exercises in Fiscal Year
                    1998 and December 31, 1998 Option Values

                                                                        Number of Securities
                                                                       Underlying Unexercised               Value of Unexercised
                                                                             Options at                     In-the-Money Options
                                                                        December 31, 1998 (#)              at December 31, 1998 ($)
                                                                 ------------------------------        -----------------------------
                               Shares
                            Acquired on           Value
         Name                 Exercise          Realized          Exercisable     Unexercisable         Exercisable    Unexercisable
         ----               -----------         --------         -------------    -------------        -------------   -------------
Kenneth L. Tepper ........     8,800            $24,595            399,860            42,454             $559,804         $31,416
Brian M. Hartline ........        --                 --                 --            40,000                   --         $30,000
Craig J. Scher ...........        --                 --                 --            20,000                   --         $15,000

Employment Agreements

     On November 30, 1995, we entered into a five-year employment agreement with Mr. Tepper pursuant to which Mr. Tepper received an annual base salary of $120,000 and may receive an annual cash bonus and grant of stock options as determined by the board of directors. Mr. Tepper has not received any cash bonuses. Pursuant to the agreement, Mr. Tepper was granted options to purchase 100,000 shares of common stock at an exercise price of $10.00 per share. All of the options are exercisable and expire in November 2005. As a result of the stock dividends declared and issued in July 1997, August 1998 and June 1999, Mr. Tepper's options were adjusted to 353,780 and the exercise price was adjusted to $2.83 per share. The agreement provides that in the event Mr. Tepper is discharged other than for cause, as defined in the employment agreement, disability or incapacity, or Mr. Tepper terminates his employment with us upon the occurrence of certain specified events or occurrences, including a change of control of USABanc.com, as defined in the employment agreement, Mr. Tepper will receive a severance payment equal to his accrued but unpaid base compensation and incentive compensation plus a lump sum equal to no more than 2.99 times the average of his total annual compensation over the previous five years. On February 13, 1998, we extended Mr. Tepper's agreement through February 12, 2001, at an annual base salary of $245,000 and an annual cash bonus and grants of stock options as may be determined by the board of directors. Pursuant to the agreement, Mr. Tepper was granted options to purchase 70,756 shares of common stock at $3.76 per share, and options to purchase 35,374 shares of common stock at $5.66 per share. Of the 70,756 options, 31,840 vested on August 13, 1998, 31,840 vested on February 13, 1999, and 7,076 will vest on February 13, 2000. Of the 35,374 options granted, 13,796 will vest on February 13, 2000, 17,688 will vest on February 13, 2001 and 3,890 will vest on February 13, 2002.

     On November 30, 1998, USABanc.com and vBank, entered into a three-year employment agreement with Mr. Hartline pursuant to which Mr. Hartline serves as USABanc.com's Chief Financial Officer and Chief Operating Officer of vBank. Mr. Hartline receives an annual base salary of $160,000 and will receive incentive compensation in the amount of $40,000 if we earn in excess of $0.50 per share (as adjusted for stock splits, stock dividends, etc.) in any fiscal year. Pursuant to the agreement, Mr. Hartline was granted or will be granted options to purchase 40,000 shares of common stock on November 30 of each of 1998, 1999 and 2000, for a total of 120,000 options. The options vest over a three year period using the following vesting schedule: 20,000 in year one, 10,000 in year two and 10,000 in year three. The exercise price of the options will be the last reported sale price on the Nasdaq SmallCap Market of our common stock for the business day preceding the date of grant. If Mr. Hartline's employment is terminated without cause, as defined in the employment agreement, Mr. Hartline will receive, until the earlier of the remaining term of the employment agreement or obtaining employment elsewhere, his current salary, medical benefits, use of an automobile and any earned bonuses. In the event of a change in control, Mr. Hartline shall receive his current salary, medical benefits and the use of an automobile for twenty-four months, if he is not offered continued employment with the same job title, responsibilities and compensation following the change in control.

     On November 30, 1998, vBank entered into a three-year employment agreement with Mr. Scher pursuant to which Mr. Scher serves as the Senior Vice President and Director of Lending/Credit. Mr. Scher receives an annual base salary of $120,000 and will receive incentive compensation in the amount of $50,000 if we earn in excess of $0.50 per share (as adjusted for stock splits, stock dividends, etc.) in any four consecutive reporting periods. Pursuant to the agreement, Mr. Scher was granted or will be granted options to purchase 20,000 shares of common stock on November 30 of each of 1998, 1999 and 2000, for a total of 60,000 options. The options vest over a three-year period, ratably. The exercise price of the options will be the last reported sale price on the Nasdaq SmallCap Market of our common stock of the business day preceding the date of grant. If Mr. Scher's employment is terminated without cause, as defined in the employment agreement, Mr. Scher will receive, until the earlier of the remaining term of the employment agreement or obtaining employment elsewhere, his current salary, medical benefits, use of an automobile and any earned bonuses. In the event of a change in control, Mr. Scher will receive his current salary, medical benefits and the use of an automobile for twenty-four months, if he is not offered continued employment with the same job title, responsibilities and compensation following the change in control.

Indemnification of Directors and Officers

     Our articles and bylaws provide that we will indemnify every person who is or was our director or executive officer to the fullest extent permitted by law. This indemnification applies to all expenses and liabilities reasonably incurred in connection with any proceeding to which the director or executor officer may become involved by reason of being or having been a director or executive officer. Pennsylvania law, under which we are incorporated, allows indemnification of directors and officers if the indemnified person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. We maintain a director and officer liability insurance policy covering each of our directors and executive officers.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information concerning the beneficial ownership of our common stock, as of June 1, 1999, by each director, each named executive officer, all directors and executive officers as a group, and each person known to us to beneficially own 5% or more of our outstanding common stock. The information in the table concerning persons known by us to own beneficially 5% or more of the common stock is derived, without independent investigation on our part, from the most recent filings made by such persons with the Securities and Exchange Commission on Schedule 13D and Schedule 13G pursuant to Rule 13d-3 of the Securities Exchange Act of 1934. Mr. Tepper, our President and Chief Executive Officer, owns all 10,000 shares of the issued and outstanding Class B common stock. The address for each listed executive officer and director is 1535 Locust Street, Philadelphia, Pennsylvania 19102.

                                                                 Shares of           Percentage of Shares of
                                                               Common Stock                Common Stock
              Name of Beneficial Owner                    Beneficially Owned (1)      Beneficially Owned (1)
              ------------------------                    ----------------------      ----------------------
George M. Laughlin .................................           124,086(2)(3)                    3.1
Zeev Shenkman ......................................           119,400(4)                       2.7
Clarence L. Rader ..................................            35,378(2)                       *
Kenneth L. Tepper ..................................           542,644(5)                      12.3
Jeffrey A. D'Ambrosio ..............................            85,734(2)                       2.1
George C. Fogwell, III .............................            89,506(2)(6)                    2.2
John A. Gambone ....................................           112,802(2)(7)                    2.8
Carol J. Kauffman ..................................           122,674(8)(9)                    3.0
Wayne O. Leevy .....................................            23,690(2)                       *
Brian M. Hartline...................................            80,000                          2.0
Craig J. Scher .....................................            50,684                          1.3
Directors and Executive Officers
 (11 persons) ......................................         1,386,598(10)                     29.4%
                                                             =========                         ====

------------------
* Less than one percent (1%)

 (1) Based upon 4,014,784 shares of common stock outstanding as of June 1, 1999 (which does not include the shares of Class B common stock which are convertible into shares of common stock). Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. Also includes shares owned by (a) a spouse, minor children or by relatives sharing the same home, (b) entities owned or controlled by the named person and (c) other persons if the named person has the right to acquire such shares within 60 days of June 1, 1999 by the exercise of any right or option. Unless otherwise noted, shares are owned of record and beneficially by the named person.

 (2) Includes options to purchase 17,690 shares of common stock within 60 days of June 1, 1999.

 (3) Includes 35,378 shares held by Mr. Laughlin's wife and 1,764 shares held by his daughter.

 (4) Includes options to purchase 66,500 shares of common stock within 60 days of June 1, 1999.

 (5) Includes 354 shares of common stock held by Mr. Tepper as custodian for his minor son. Also includes options to purchase 399,860 shares within 60 days of June 1, 1999. Does not include 10,000 shares of Class B common stock beneficially owned by Mr. Tepper and convertible in 2001 into 216,460 shares of common stock.

 (6)  Includes 1,062 shares of common stock held by Mr. Fogwell's children.

 (7) Mr. Gambone's shares of common stock are held in the name of a trust, of which Mr. Gambone is trustee (53,066 shares), and in the name of a corporation (37,888 shares) of which Mr. Gambone is president. Includes 620 shares of common stock owned by family members who reside in Mr. Gambone's home, as to which Mr. Gambone disclaims beneficial ownership owned by family members who reside in Mr. Gambone's home.

 (8) Includes 3,240 shares of common stock owned by Mrs. Kauffman's husband, options to purchase 106,134 shares of common stock within 60 days of June 1, 1999 held by Mrs. Kauffman's husband and options to purchase 2,660 shares of common stock within 60 days of June 1, 1999.

 (9) Includes options to purchase 13,300 shares of common stock within 60 days of June 1, 1999.

(10) Includes 694,294 options exercisable within 60 days of June 1, 1999 prospectus; does not include 316,004 options that are not exercisable within 60 days of June 1, 1999.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following summarizes certain material agreements between us and our officers, directors and certain of our existing shareholders. The summary is not a complete description of such agreements and therefore this discussion is qualified in its entirety by reference to the agreements, copies of which will be made available for inspection upon written request. It is our intention that in the future, transactions with our directors, officers, employees or affiliates will be minimal and will be approved in advance by a majority of the disinterested members of our board of directors.

     vBank has engaged in, and expects in the future to engage in, banking transactions in the ordinary course of business with its directors, executive officers and principal shareholders, or their affiliate organizations, on substantially the same terms as those prevailing for comparable transactions with others. vBank made all loans to such persons (1) in the ordinary course of business, (2) on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (3) without involving more than the normal risk of collectability or present other unfavorable features. As of March 31, 1999, certain of our executive officers and directors and certain executive officers and directors of vBank had outstanding indebtedness in amounts exceeding $60,000 to vBank as follows: As of March 31, 1999, two companies in which Mr. Gambone owns a minority interest had outstanding indebtedness totaling $409,263. Of this amount, $267,791 is secured by real estate and $141,472 is secured by titles to motor vehicles, with all loans personally guaranteed by Mr. Gambone. Mr. Tepper had outstanding loan commitments totaling $693,920, of which $643,920 is secured by a residential mortgage and $50,000 is an unsecured line of credit. Mr. Shenkman has outstanding two loan commitments totaling $1.2 million. Both loans are secured by marketable securities and a second mortgage on residential real estate. Additionally, Mr. Laughlin had outstanding loan commitments totaling $188,556, of which $138,556 is secured by commercial real estate and $50,000 is an unsecured line of credit. The aggregate amount of loans outstanding to executive officers and directors of vBank as of March 31, 1999 equaled 18.1% of stockholder's equity.

     Mr. Tepper, President and Chief Executive Officer, is the sole holder of Class B common stock. The terms of the Class B common stock provide that on January 1, 2001, all of the authorized shares of Class B common stock will automatically convert into 10% of the then issued shares of Class A common stock, rounded up to the nearest whole share. In connection with a private placement of our common stock in February 1998, we entered into an agreement with Mr. Tepper by which we have an option to pay Mr. Tepper $150,000 per year for each of the three years beginning in 1998 in exchange for Mr. Tepper agreeing to cap the non-dilutive feature of the Class B common stock to 10% of the Class A common stock outstanding prior to the February 1998 private placement of Class A common stock, or 216,460 shares, and waive any future exercise of the non-dilutive feature of the Class B common stock. The first payment was made upon the closing of the February 1998 private placement. The second payment was made in January 1999. The third optional payment is anticipated to be made in January 2000.

     In March 1999, our USA Capital Trust I subsidiary completed an offering of $10,000,000 aggregate principal amount of Series A 9.50% trust preferred securities. Royal BancShares of Pennsylvania, Inc. ("Royal") purchased $3,000,000 of the Trust Preferred Securities. Daniel M. Tabas, the Chairman of the Board of Royal, is the father-in-law of Mr. Tepper, our President, Chief Executive Officer and director.

                          DESCRIPTION OF CAPITAL STOCK

     USABanc.com's authorized capital stock consists of 10,000,000 shares of common stock, par value $1.00 per share, 10,000 shares of Class B common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. The following summary does not purport to be complete and is qualified by reference to our articles and bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and by provisions of applicable law.

     As of June 15, 1999, 4,014,784 shares of common stock, 10,000 shares of Class B common stock and no shares of preferred stock were outstanding. Kenneth
L. Tepper, our President and Chief Executive Officer, presently owns all of the authorized shares of Class B common stock.

Common Stock

     Dividends. Holders of common stock are entitled to receive dividends, if any, as may be declared by the board of directors out of legally available funds subject to the payment of any preferential dividend to the holders of preferred stock, if any. To date, we have not paid any cash dividends with respect to the common stock.

     Voting Rights. The voting rights of the shares of common stock are identical to the voting rights of the Class B common stock with one exception: the holders of the shares of common stock are entitled to elect two-thirds of our directors and the holders of the Class B common stock are entitled to elect one-third of our directors. Excluding the election of directors, the common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of the holders of common stock, unless applicable law requires that each class vote separately. Mr. Tepper, the holder of all of the issued and outstanding Class B common stock, waived his right to elect one-third of the directors for our Annual Meeting on July 15, 1999. Mr. Tepper's waiver of his voting rights applies only to the meeting of July 15, 1999, and there is no assurance that Mr. Tepper will waive his voting rights in the future.

     Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to one vote for each share held, subject to certain limitations on such voting rights provided by our articles. Our articles provide that no one person or group may hold or vote more than 10% of the common stock without the board of directors' consent.

     Our articles provide that a director, or the entire board of directors, may only be removed for "cause" and only with the vote of at least 75% of the outstanding shares entitled to vote. "Cause" is defined to mean only (1) conviction of the director of a felony, (2) declaration by order of court that the director is of unsound mind, or (3) gross abuse of trust. Under this provision, no director may be removed by shareholders without cause regardless of the vote in favor of such removal. This provision could make the removal of directors more difficult to accomplish since the holders of more than 25% of our capital stock then eligible to vote, which could include directors and officers, would have a veto power over any attempted removal even if "cause" is established. As of June 1, 1999, our directors and executive officers as a group owned 29.4% of our shares of common stock.

     Our articles provide that the affirmative vote of at least 80% of the outstanding shares of capital stock then eligible to vote is required for the adoption of any shareholder proposal to amend the bylaws which has not been previously approved by the board of directors. This provision could make shareholder proposals to amend the bylaws more difficult to adopt since the holders of more than 20% of stock then eligible to vote, which could include directors and officers, would have a veto power over any changes to our bylaws.

     Our articles also provide that a three-quarters vote of directors and two-thirds vote of the outstanding shares of common stock is necessary to approve a merger, consolidation, liquidation or dissolution or any action that would result in the sale or other disposition of all or substantially all of our assets. However, these voting requirements are not required if a bylaw amendment is subsequently adopted by all of the members of the board of directors to modify or eliminate such requirements. Under such circumstances, Pennsylvania's Business Corporation Law would require only a majority vote of both the board of directors and shareholders.

     Preemptive Rights. Holders of common stock have no preemptive rights.

     Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution after payment or provision for payment of our debts and other liabilities, subject to the rights of any series of preferred stock, if any, then outstanding.

     Conversion of Class B Common Stock. Mr. Tepper, President and Chief Executive Officer, is the sole holder of Class B common stock. The terms of the Class B common stock provide that on January 1, 2001, all of the authorized shares of Class B common stock will automatically convert into 10% of the then issued shares of Class A common stock, rounded up to the nearest whole share. In connection with a private placement of our common stock in February 1998, we entered into an agreement with Mr. Tepper by which we have an option to pay Mr. Tepper $150,000 per year for each of the three years beginning in 1998 in exchange for Mr. Tepper agreeing to cap the non-dilutive feature of the Class B common stock to 10% of the Class A common stock outstanding prior to the February 1998 private placement of Class A common stock, or 216,460 shares, and waive any future exercise of the non-dilutive feature of the Class B common stock. The first payment was made upon the closing of the February 1998 private placement. The second payment was made in

January 1999. The third optional payment is anticipated to be made in January 2000. Following the exchange, those shares of the Class B common stock will no longer be available for issuance.

Preferred Stock

     The authorized preferred stock may be issued from time to time in one or more designated series or classes. The board of directors, without approval of the shareholders, is authorized to establish the voting, dividend, redemption, conversion, liquidation and other relative provisions as may be provided in a particular series or class. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of USABanc.com. We have no present intention to issue any series or class of preferred stock.

Warrants

     Sandler O'Neill & Partners, L.P. received warrants which are convertible into 3.25% of our common stock in connection with its service as placement agent in a $7.5 million private placement of our common stock in February 1998. The exercise price of the warrants, as adjusted for an August 1998 stock dividend and a June 1999 two-for-one stock split effected in the form of a stock dividend, is $3.85 per share. The warrants include anti-dilution protection provisions whereby the number of warrants will be adjusted for future stock splits, stock dividends, and the issuance of additional shares of common stock for a period of three years from the closing of the private placement and are exercisable for five years from such date.

Change in Control

     Our articles and bylaws contain the following provisions that could delay, defer or prevent a change in control:

     o any merger, consolidation, liquidation or dissolution must be approved by the affirmative vote of 75% of directors and 66-2/3% of shareholders;

     o one person or group may not hold or vote more than 10% of the shares of common stock without the consent of the board of directors;

     o directors may be removed only for cause and only by a vote of 75% of the outstanding shares of common stock;

     o the holders of the Class B common stock, currently only Mr. Tepper, are entitled to elect one-third of the directors;

     o the board of directors has broad discretion in evaluating any takeover attempt and is authorized to use a "poison pill" defense; and

     o the board of directors is authorized to issue "blank check" preferred stock which provides the board of directors broad discretion to determine the number of shares, voting rights and preferences of the preferred stock.

                                  UNDERWRITING

     USABanc.com and Sandler O'Neill & Partners, L.P., as the representative of the underwriters for the Offering named below, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.


          Underwriters                                 Number of Shares
          ------------                                 ----------------
          Sandler O'Neill & Partners, L.P..........        _______


                 Total.............................        =======

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional _____ shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $_____ per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $_____ per share from the initial price to public. If all the shares are not sold at the initial price to public, Sandler O'Neill & Partners, L.P. may change the offering price and the other selling terms.

     USABanc.com, our directors and executive officers have agreed with the underwriters not to dispose of any equity securities of the Company or securities convertible into or exchangeable for equity securities of the Company during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Sandler O'Neill & Partners, L.P. This agreement does not apply to any securities issued pursuant to employee benefit plans existing on the date of the underwriting agreement.

     In connection with this Offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the Offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the Offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discounted by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     As permitted by Rule 103 under the Securities Exchange Act of 1934, underwriters and selling group members, if any, that are market makers in the common stock may make bids for or purchases of the common stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for the securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

     We estimate that the total expenses of this Offering, excluding underwriting discounts and commissions, will be approximately $_____.

     We have agreed to indemnify the several underwriters against specified liabilities, including liabilities under the Securities Act of 1933.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the public reference room and their copy charges.

     You may request a copy of any filings referenced above, excluding exhibits, at no cost, by contacting USABanc.com's Chief Financial Officer, Brian M. Hartline, at the following address:

                        USABanc.com, Inc.
                        1535 Locust Street
                        Philadelphia, Pennsylvania 19102
                        (215) 569-4200

     We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission covering the Offering. For further information about us and the Offering, you should refer to our registration statement and its exhibits. Since the prospectus may not contain all the information that you may find important, you should review the full text of the documents included or incorporated by reference in the registration statement.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with difference information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                           FORWARD LOOKING STATEMENTS

     Some of the statements in this prospectus are forward-looking statements. These forward-looking statements include statements in the "Business" section of this prospectus relating to trends in Internet use and electronic commerce. These forward-looking statements also include statements relating to our performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Business" sections of this prospectus. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations (including statements preceded by, followed by or including forward-looking terminology such as "may," "will," "should," "believe," "expect," "anticipate," "estimate," "continue" or similar expressions or comparable terminology) with respect to various matters.

     It is important to note that our actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors. These important factors include a possible decline in asset quality, the evolving nature of the market for Internet banking, the possible adverse effects of unexpected changes in the interest rate environment, increasing competition and regulatory changes. See "Risk Factors" beginning on page 7 for more information on these and other risks we face.

     All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not undertake to update any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise. In addition, please note that matters set forth under the caption "Risk Factors" constitute cautionary statements identifying important factors with respect to the forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

                                  LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for USABanc.com by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. Certain legal matters in connection with the Offering will be passed upon for the underwriters by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. As of the date of this prospectus, certain members of Elias, Matz, Tiernan & Herrick L.L.P. own approximately _____ shares of common stock of USABanc.com.

                                     EXPERTS

     The consolidated financial statements of USABanc.com and its subsidiaries as of December 31, 1998 and 1997, and for the two years ended December 31, 1998 have been included in this prospectus and in the registration statement in reliance on the report of Grant Thornton LLP, independent accountants, on the authority of that firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                USABANC.COM, INC.
                         (formerly USABancShares, Inc.)

                                                                                                            Page
                                                                                                            ----
Report of Independent Certified Public Accountants ..........................................................F-2

Consolidated Balance Sheets as of December 31, 1998 and 1997.................................................F-3

Consolidated Statements of Operations as of December 31, 1998 and 1997.......................................F-4

Consolidated Statement of Changes in Stockholders' Equity
  and Comprehensive Income as of December 31, 1998 and 1997..................................................F-5

Consolidated Statements of Cash Flows........................................................................F-6

Notes to Consolidated Financial Statements...................................................................F-7

Consolidated Balance Sheets as of December 31, 1998 and March 31, 1999 (unaudited) .........................F-34

Consolidated Statements of Income for the three months ended March 31, 1999 and 1998 (unaudited) ...........F-35

Consolidated Statements of Comprehensive Income for the three months ended March 31, 1999 and 1998 (unaudited) ..............................................................................F-36

Consolidated Statement of Changes in Stockholders' Equity for the three months ended
         March 31, 1999 (unaudited) ........................................................................F-37

Consolidated Statements of Cash Flows for the three months ended March 31, 1999 and 1998 (unaudited) .......................................................................................F-38

Notes to Consolidated Financial Statements..................................................................F-39

               Report of Independent Certified Public Accountants



Board of Directors
USABanc.com, Inc. and Subsidiaries

         We have audited the accompanying consolidated balance sheets of USABanc.com, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of USABanc.com, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
March 22, 1999 (except for
    Note 21, as to which the
    Date is June 15, 1999)

                       USABanc.com, Inc. and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS


                                                                                              December 31,
                                                                                  -------------------------------------
                                                                                  (in thousands, except per share data)
                                        ASSETS                                            1998              1997
                                                                                      ----------         ---------
Cash and due from banks.........................................................      $    1,335         $     833
Interest bearing deposit with banks.............................................           7,706             3,975
Investment securities available for sale........................................          28,389             9,035
Investment securities held to maturity (fair market value of $15,951 and
   $15,644 in 1998 and 1997, respectively) .....................................          15,755            15,419
FHLB Stock    ..................................................................           3,523               900
Loans receivable, net...........................................................         102,138            56,002
Premises and equipment, net.....................................................           2,023             1,153
Accrued interest receivable.....................................................           1,633               847
Other real estate ..............................................................              66                --
Goodwill, net ..................................................................              69                80
Deferred income taxes...........................................................             573               163
Other assets  ..................................................................           1,896               919
                                                                                      ----------         ---------
      Total assets..............................................................      $  165,106         $  89,326
                                                                                      ==========         =========

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
    Demand    ..................................................................      $    1,439         $     257
    NOW       ..................................................................             846               688
    Money Market................................................................           2,345             4,802
    Savings and passbook .......................................................           5,281             2,019
    Time      ..................................................................         104,476            62,708
                                                                                      ----------         ---------
      Total deposits ...........................................................         114,387            70,474
Borrowings      ................................................................          35,305            12,638
Accrued interest payable .......................................................             399                75
Accrued expenses and other liabilities .........................................           1,418               773
                                                                                      ----------         ---------
      Total liabilities ........................................................      $  151,509         $  83,960
                                                                                      ==========         =========

                           STOCKHOLDERS' EQUITY
Preferred stock $1.00 par value, 5,000,000 shares authorized, no shares issued and outstanding in 1998 and 1997
Common stock $1.00 par value, 10,000,000 shares authorized, 4,014,784 shares issued and outstanding in 1998; 1,627,614 shares issued and outstanding in
   1997 and 216,460 shares of converted and unissued Class B common stock in
   1998; 162,762 converted and unissued 1997....................................           4,232               814
Additional paid-in capital......................................................           8,567             4,828
Accumulated (deficit) earnings..................................................           1,112              (378)
Accumulated other comprehensive income..........................................            (314)              102
                                                                                      ----------         ---------
      Total stockholders' equity................................................          13,597             5,366
                                                                                      ----------         ---------
      Total liabilities and stockholders' equity................................      $  165,106         $  89,326
                                                                                      ==========         =========


        The accompanying notes are an integral part of these statements.

                       USABanc.com, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                         Year ended December 31,
                                                                                      ----------------------------
                                                                                          1998             1997
                                                                                         -------          --------
                                                                                  (in thousands, except per share data)
Interest income:
    Loans....................................................................            $ 9,028          $  3,090
    Investment securities....................................................              3,015             1,637
    Interest bearing deposits with banks and other...........................                309               152
                                                                                         -------          --------
         Total interest income...............................................             12,352             4,879
                                                                                         -------          --------
Interest expense:
    Deposits.................................................................              5,266             2,285
    Other borrowings.........................................................              1,188               245
                                                                                         -------          --------
         Total interest expense..............................................              6,454             2,530
                                                                                         -------          --------
         Net interest income.................................................              5,898             2,349
Provision for possible loan losses...........................................                510               415
                                                                                         -------          --------

         Net interest income after provision for
              possible loan losses...........................................              5,388             1,934
                                                                                         -------          --------
Other income:
    Service charges on deposit accounts......................................                 94                26
    Gain on sale of securities...............................................                378               127
    Brokerage operations.....................................................                141               102
    Other income.............................................................                146                59
                                                                                         -------          --------
         Total other income..................................................                759               314
                                                                                         -------          --------
Other expenses:
    Salaries and employee benefits...........................................              1,539             1,345
    Net occupancy expense....................................................                523               202
    Professional fees........................................................                275               175
    Office expenses..........................................................                270               120
    Data processing fees.....................................................                199               115
    Advertising expense......................................................                177                62
    Goodwill amortization....................................................                 10                 8
    Other operating expenses.................................................                707               430
                                                                                         -------          --------
         Total other expense.................................................              3,700             2,457
                                                                                         -------          --------
         Income (loss) before income tax expense.............................              2,447              (209)
Income tax expense:..........................................................                957                17
                                                                                         -------          --------
Net income (loss)............................................................            $ 1,490          $   (226)
                                                                                         =======          ========
Net income (loss) per share - basic (1)......................................            $  0.38          $  (0.10)
                                                                                         =======          ========
Net income (loss) per share - diluted (1)....................................            $   .35          $  (0.10)
                                                                                         =======          ========

----------
(1) 1998 and 1997 per share amounts have been restated to reflect a 33% stock dividend paid August 17, 1998 and a two-for-one stock split effected in the form of a dividend paid on June 15, 1999.

        The accompanying notes are an integral part of these statements.


                                                USABanc.com, Inc. and Subsidiaries

                        Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income


                                                                              Unearned      Accumulated
                                                     Additional Accumulated  compensation     other        Total
                                             Common    paid-in   (deficit)     Class B     comprehensive stockholders' Comprehensive
                                             stock     capital   earnings    Common Stock     income       equity       income(loss)
                                            -------  ---------- -----------  ------------  ------------- ------------- -------------
                                                                            (in thousands)
Balance, January 1, 1997..................  $   597   $  4,878    $ (152)     $  (425)       $    (2)      $ 4,896
    Net loss..............................        -          -      (226)           -              -          (226)       $    (226)
    Other comprehensive income,
       net of reclassification adjustments
       and taxes..........................        -          -         -            -            104           104              104
                                                                                                                          ---------
    Total comprehensive loss..............                                                                                $    (122)
                                                                                                                          =========
    Stock issued to acquire Knox Financial        8         67         -            -              -            75
    33% common stock dividend.............      200       (200)        -            -              -             -
    Conversion of Class B common stock....        9         83         -            -              -            92
    Amortization of unearned compensation
       Class B common stock...............        -          -         -          425              -           425
                                            -------   --------    ------      -------        -------       -------

Balance, December 31, 1997................      814      4,828      (378)           -            102         5,366
    Net income............................        -          -     1,490            -              -         1,490        $   1,490
    Other comprehensive loss,
       net of reclassification adjustments
       and taxes..........................        -          -         -            -           (416)         (416)            (416)
                                                                                                                          ---------
    Total comprehensive income............                                                                                $   1,074
                                                                                                                          =========
    Private placement offering............      769      6,341         -            -              -         7,110
    Exercise of stock options ............        9         38         -            -                           47
    33% stock dividend....................      524       (524)
    100% stock dividend...................    2,116     (2,116)        -            -              -             -
                                            --------  --------    ------      -------        -------       -------

Balance, December 31, 1998................  $ 4,232   $  8,567    $1,112      $     -        $  (314)      $13,597
                                            =======   ========    ======      =======        =======       =======



         The accompanying notes are an integral part of this statement.

                       USABanc.com, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Year ended December 31,
                                                                                         1998            1997
                                                                                      ---------       ----------
Cash flows from operating activities:
    Net income (loss)  ......................................................         $   1,490       $     (226)
    Adjustments to reconcile net income to net cash provided by operating activities:
    Provision for possible loan losses  .....................................               510              415
    Depreciation and amortization............................................               219               60
    Decrease in goodwill.....................................................                11               49
    Accretion of discounts on purchased loan portfolio.......................            (1,306)            (691)
    (Accretion) amortization of securities (discount) premium, net...........                (9)              (5)
    Amortization of Class B common stock.....................................                --              425
    Class B common stock conversion..........................................                --               92
    Gain on sale of securities ..............................................              (378)            (127)
    Increase in accrued interest receivable .................................              (786)            (540)
    Decrease (increase) in deferred tax asset................................              (166)            (216)
    Increase in other assets.................................................              (977)            (621)
    Increase in accrued interest payable ....................................               324               56
    Increase in accrued expenses and other liabilities.......................               645              565
                                                                                      ---------       ----------
          Net cash provided by operating activities..........................              (423)            (764)
                                                                                      ---------       ----------
Cash flows from investing activities:
    Investment securities available for sale
       Purchases ............................................................           (29,512)         (11,433)
       Sales  ...............................................................             9,286            4,524
       Maturities and principal repayments...................................             1,250            4,218
    Investment securities held to maturity
       Purchases.............................................................            (8,012)          (9,131)
       Sales  ...............................................................             1,444            2,001
       Maturities and principal repayments...................................             5,580            1,959
    Purchases of FHLB Stock..................................................            (2,622)            (650)
    (Increase) decrease in interest bearing deposits with banks..............            (3,731)              41
    Net increase in loans ...................................................           (45,340)         (39,196)
    Increase in other real estate, net ......................................               (66)              --
    Cash of entity acquired..................................................                --               45
    Purchase of premises and equipment.......................................            (1,089)          (1,067)
                                                                                      ---------       ----------
          Net cash used in investing activities..............................           (72,812)         (48,689)
                                                                                      ---------       ----------
Cash flows from financing activities:
    Net increase in deposits.................................................            43,913           42,500
    Net increase in borrowings ..............................................            22,667            7,588
    Private placement proceeds...............................................             7,110               --
    Exercise of stock options................................................                47               --
                                                                                      ---------       ----------

          Net cash provided by financing activities .........................            73,737           50,088
                                                                                      ---------       ----------
          Net increase in cash and cash equivalents..........................               502              635
Cash and cash equivalents, beginning of year ................................               833              198
                                                                                      ---------       ----------
Cash and cash equivalents, end of year ......................................         $   1,335       $      833
                                                                                      ---------       ----------
Supplemental disclosure of cash flow information
    Cash paid during the year for
       interest..............................................................         $   6,137       $    2,231
                                                                                      ---------       ----------
       Income taxes..........................................................         $     975       $      237
                                                                                      =========       ==========

        The accompanying notes are an integral part of these statements.

                       USABanc.com, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997



Note 1 -- Organization

         USABanc.com, Inc. (the "Corporation"), through its subsidiaries, vBank (the "Bank"), USACapital, Inc. ("USACapital") and USACredit, Inc. ("USACredit"), provides a full range of banking and non-depository services to individual and corporate customers located in the greater Delaware Valley region.

         The Corporation was organized in November 1995 in order to facilitate the acquisition of People's Thrift Savings Bank, which changed its name to "vBank" in July 1999.

         The Bank is a Pennsylvania chartered stock savings institution which competes with other banking and financial institutions in its primary market communities, including financial institutions with resources substantially greater than its own. Commercial banks, savings banks, savings and loan associations, and credit unions actively compete for savings and time deposits and for types of loans. Such institutions, as well as consumer finance, insurance, and brokerage firms, may be considered competitors of the Bank with respect to one or more of the services it provides.

         The Bank is subject to regulations of certain state and federal agencies and, accordingly, is periodically examined by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is particularly susceptible to being affected by state and federal legislation and regulations.

         USACapital is a broker dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). USACapital conducts business through its clearing brokers for its proprietary accounts. USACapital also introduces customer accounts on a fully disclosed basis to the clearing brokers and earns revenues and incurs expenses from activities on those accounts. The clearing and depository operations for USACapital's customer accounts and proprietary accounts are performed by its clearing brokers pursuant to clearance agreements.

         USACredit is a majority owner of a Delaware limited liability company in the business of purchasing judgements, deficiencies, and claims, and pursuing collections on such claims.

Note 2 -- Summary of Significant Accounting Policies

    Basis of Financial Statement Presentation

         The accounting and reporting policies of the Corporation and its subsidiaries conform with generally accepted accounting principles and predominant practices within the banking industry. All significant intercompany balances and transactions have been eliminated.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 2 -- Summary of Significant Accounting Policies -- (Continued)

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

         The principal estimates particularly susceptible to significant change in the near term relates to the allowance for loan losses. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, and current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

         In 1998, the Corporation adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 redefines how operating segments are determined and requires disclosures of certain financial and descriptive information about the Corporation and its subsidiaries operating segments. Management has determined the Corporation operates in one business segment, namely community banking.

    Investment Securities

         The Corporation accounts for its investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Corporation classifies its securities as held for investment purposes (held to maturity) and available for sale. Investment securities for which the Corporation has the ability and intent to hold until maturity are classified as held to maturity. These investment securities are carried at cost, adjusted for amortization of premiums and accretion of discounts on a straight-line basis, which is not materially different from the effective interest method.

         Investment securities which are held for indefinite periods of time, which management intends to use as part of its asset/liability strategy, or which may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements or other similar factors, are classified as available for sale and are carried at fair value. Differences between a security's amortized cost and fair value is charged/credited directly to shareholders' equity, net of income taxes. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the consolidated statements of income upon sale. The Corporation had no securities held for trading purposes at December 31, 1998 and 1997.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 2 -- Summary of Significant Accounting Policies -- (Continued)

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative (gains and losses) depends on the intended use of the derivative and resulting designation. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Earlier application is permitted only as of the beginning of any fiscal quarter. The adoption of SFAS No. 133 is not anticipated to have a material impact on the Corporation's consolidated financial position or results of operations.

    Loans and Allowance for Possible Loan Losses

         Loans receivable, which management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal, adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. The Corporation's management maintains the allowance for possible loan losses at a level considered adequate to provide for potential loan losses. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Loans are charged against the allowance for possible loan losses when management believes that the collectibility of the principal is unlikely. The level of the allowance is based on management's evaluation of potential losses in the loan portfolio after consideration of appraised collateral values, financial condition of the borrowers, and prevailing and anticipated economic conditions. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made on a periodic basis during the year by senior management.

         Interest on loans is credited to operations primarily based upon the principal amount outstanding. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, the accrual of applicable interest is discontinued. Interest income is subsequently recognized only to the extent cash payments are received. Net loan origination fees and loan discounts on purchased loan pools are deferred and amortized over the life of the related loan using the level yield method. The net loan originations fees recognized as yield adjustments are reflected in total interest income in the consolidated statement of operations. The unamortized balance of loan origination net fees is reported in the consolidated balance sheet as part of unearned income; the unamortized portion of discounts on purchased loans reduces the carrying value of loans receivable on the consolidated balance sheet.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 2 -- Summary of Significant Accounting Policies -- (Continued)

         The Corporation accounts for its impaired loans in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosures. This standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

    Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

         The Corporation accounts for its transfers and servicing financial assets in accordance with SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, as amended by SFAS No. 127, Deferral of the Effective Date of Certain Provisions of SFAS No. 125. This standard provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishments of liabilities.

    Premises and Equipment

         Premises and equipment are stated at cost less accumulated depreciation and amortization. Building and leasehold improvements are amortized over the term of the lease or estimated useful life, whichever is shorter. Depreciation and amortization is computed primarily on the straight-line method over the estimated useful lives of the assets.

    Goodwill

         Goodwill is stated at cost less accumulated amortization, and is being amortized on the straight-line method over 15 years. On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Corporation estimates the value of and the estimated undiscounted future net income expected to be generated by the related subsidiaries to determine that no impairment has occurred.

         The Corporation accounts for impairment under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. This standard provides accounting guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 2 -- Summary of Significant Accounting Policies -- (Continued)

    Other Real Estate

         Properties acquired by foreclosure are other real estate (ORE) and recorded at the lower of recorded investment in the related loan or fair value based on appraised value at the date actually or constructively received. Loan losses arising from the acquisition of such properties are charged against the allowance for possible loan losses. Subsequent adjustments to the carrying values of ORE properties are charged to operating expense. ORE is stated at the lower of cost or fair value less estimated cost to sell.

    Income Taxes

         The Corporation recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Bank's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on their difference between the financial statement carrying amounts and the tax basis of assets and liabilities. The Corporation files a consolidated federal income tax return and the amount of income tax expense or benefit is computed and allocated on a separate return basis.

    Per Share Amounts

         On January 1, 1997, the Corporation adopted the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 eliminated primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. All weighted average actual shares or per share information in the financial statements have been adjusted retroactively for the effect of a stock dividend.

    Comprehensive Income

         On January 1, 1998, the Bank adopted SFAS No. 130, Reporting Comprehensive Income. This standard establishes new standards for reporting comprehensive income which includes net income as well as certain other items which result in a change to equity during the period. These financial statements have been reclassified to reflect the provisions of SFAS No. 130.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 2 -- Summary of Significant Accounting Policies -- (Continued)

    The income tax effects allocated to comprehensive income (loss) is as follows:

                                                  December 31, 1998                      December 31, 1997
                                        -----------------------------------      ---------------------------------
                                                          Tax        Net of                                  Net of
                                        Before tax      expense        tax       Before tax     Tax            tax
                                          amount       (benefit)     amount        amount     expense        amount
                                          ------       ---------     ------        ------     -------        ------

    Unrealized gains (losses)
          on securities
       Unrealized holding gains
       (losses) arising during
       period.......................        $(282)        $ 100       $(182)        $296       $ (113)        $183
       Less reclassification
          adjustment for gains
          realized in net income....          378          (144)        234          127          (48)          79
                                            -----         -----       -----         ----       ------         ----
    Other comprehensive income
       (loss), net..................        $(660)        $ 244       $(416)        $169       $  (65)        $104
                                            =====         =====       =====         ====       ======         ====

    Cash and Cash Equivalents

         Cash and cash equivalents include cash on hand and amounts due from banks.

    Advertising Costs

         The Corporation expenses advertising costs as incurred.

Restrictions on Cash and Due from Banks Costs

         As of December 31, 1998, the Corporation did not maintain reserves (in the form of deposits with the Federal Home Loan Bank ("FHLB")) to satisfy federal regulatory requirements. As of December 31, 1998, USACapital has segregated $130,000 in special reserve bank accounts for the benefit of customers as required by the clearing organizations.

    Reclassifications

         Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation.

Note 3 -- Private Placement

         On February 18, 1998, the Company issued 769,231 shares of its Class A common stock in conjunction with a private placement offering (the "offering"). Total cash received was $7.1 million, net of offering cost of $390,000.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 3 -- Private Placement -- (Continued)

         In connection with the offering, the Company granted warrants convertible for a period of five years into 3.25% of the Corporation's common stock on the date of conversion. The number of warrants will be adjusted for stock splits, stock dividends and the issuance of additional shares so as to maintain the holder's ownership of the fully diluted common stock at 3.25% for a period of three years from the close of the offering.

Note 4 -- Acquisition

         In 1997, the Corporation acquired Knox Financial Services Group, Inc. The Corporation distributed 28,000(1) shares of common stock of its parent to effect the combination. The purchase method of accounting was used to account for this business combination. Subsequent to the acquisition, Knox Financial Services Group, Inc. was renamed USACapital, Inc. The results of operations of USACapital are included in the accompanying financial statements since the date of acquisition.

    (1) Adjusted for 33% stock dividends paid by the Corporation on July 18, 1997 and August 17, 1998 and a two-for-one stock split effected in the form of a dividend paid on June 15, 1999.

Note 5 -- Investment Securities

         The amortized cost, gross unrealized gains and losses, and fair market value of the Bank's investment securities available for sale and held to maturity are as follows:

                                                                         December 31, 1998
                                                   ---------------------------------------------------------------
                                                                           (in thousands)
                                                                      Gross              Gross
                                                   Amortized       unrealized         unrealized           Fair
                                                      cost            gains             losses             value
                                                   ---------       ----------         ----------          --------
      Available for sale
         Mortgage-backed securities ........        $  2,628         $     --            $   (8)           $ 2,620
         Corporate obligations..............           1,322               13               (89)             1,246
         Trust preferred securities
             and other securities...........          24,944              243              (664)            24,523
                                                    --------         --------            ------            -------
                                                    $ 28,894         $    256            $ (761)           $28,389
                                                    ========         ========            ======            =======
      Held to maturity
         U.S. Government and agency
             securities.....................        $  1,201         $      1            $   --            $ 1,202
         Mortgage-backed securities.........           5,650              104                (1)             5,753
         Municipal securities...............           3,166               69                --              3,235
         Trust preferred securities
             and other securities...........           5,738               79               (56)             5,761
                                                    --------         --------            ------            -------
                                                    $ 15,755         $    253            $  (57)           $15,951
                                                    ========         ========            ======            =======

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997




Note 5 -- Investment Securities -- (Continued)

                                                               December 31, 1997
                                         -----------------------------------------------------------
                                                                (in thousands)
                                                           Gross             Gross
                                         Amortized      unrealized        unrealized          Fair
                                            cost           gains            losses           value
                                         ---------      ----------        ----------        -------
Available for sale
   U.S. Government and agency
       securities ................        $  1,243        $     16         $   --           $  1,259
   Trust preferred securities ....           7,637             150              (11)           7,776
                                          --------        --------         --------         --------

                                          $  8,880        $    166         $    (11)        $  9,035
                                          ========        ========         ========         ========

Held to maturity
   U.S. Government and agency
       securities ................        $  3,557        $   --           $    (10)        $  3,547
   Mortgage-backed securities of .           6,306              50             --              6,356
   Municipal securities ..........           3,163             101             --              3,264
   Trust preferred securities
       and other securities ......           2,393              84             --              2,477
                                          --------        --------         --------         --------

                                          $ 15,419        $    235         $    (10)        $ 15,644
                                          ========        ========         ========         ========

       The amortized cost and fair market value of investment securities, by contractual maturity, as of December 31, 1998, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or repayment penalties.

    (Dollars in Thousands)                             Available for sale                          Held to maturity
                                              -----------------------------------------   ---------------------------------------
                                              Weighted                                    Weighted
                                               Average       Amortized      Approximate    Average      Amortized     Approximate
                                                Yield           Cost         Fair Value     Yield          Cost        Fair Value
                                              --------       ---------      -----------   --------      ---------     -----------
Due after one year through five years ..       $ 1,246        $ 1,170          11.92%     $ 2,001        $ 2,015         7.31%
Due after five years through ten years..           816            770           9.88%       2,635          2,581         7.90
Due after ten years ....................        22,312         21,996           9.61        5,479          5,613         7.06
Mortgage-backed securities .............         2,628          2,620           7.00        5,640          5,742         6.59
Equity securities ......................         1,892          1,833            --           --            --            --
                                               -------        -------          -----      -------        -------        ------

                                               $28,894        $28,389                     $15,755        $15,951
                                               =======        =======                     =======        =======

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 5 -- Investment Securities -- (Continued)

         Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties. In 1998, the Corporation sold securities which were classified as held-to-maturity due to unforeseen circumstances that could not have been anticipated.

         Proceeds on the sale of investment securities classified as held-to-maturity were $1.4 million and $2 million in 1998 and 1997, respectively. Proceeds on the sale of investment securities classified as available-for-sale were $9.3 million and $4.5 million in 1998 and 1997, respectively. Gross gains of $393,000 and gross losses of $15,000 were realized on 1998 sales.

Note 6 -- Loans Receivable

    Loans outstanding by classification are as follows:

                                                              December 31,
                                                           ---------------
                                                           1998         1997
                                                           ----         ----
                                                            (in thousands)

      Real estate ..................................    $ 102,076    $  54,262
      Commercial and industrial loans ..............          986        1,091
      Other ........................................          243        1,694
                                                        ---------    ---------
                                                          103,305       57,047
      Loans in process .............................           --         (260)
      Unearned income ..............................         (116)        (217)
      Allowance for possible loan losses ...........       (1,051)        (568)
                                                        ---------    ---------

                                                        $ 102,138    $  56,002
                                                        =========    =========


         At December 31, 1998 and 1997, loans outstanding to certain officers and directors of the Bank and their affiliated interests amounted to $2.5 million and $233,000, respectively. An analysis of activity in loans to related parties at December 31, 1998 and 1997, resulted in new loans of $2.7 and $122,000, respectively, and reductions of $483,000 and $504,000, respectively, representing payments.

         An analysis of the allowance for possible loan losses is as follows:


                                                              December 31,
                                                         --------------------
                                                         1998            1997
                                                         ----            ----
                                                             (in thousands)
     Balance, beginning of year ..................      $  568          $   182
     Provision charged to expense ................         510              415
     Charge-offs, net of recoveries ..............         (27)             (29)
                                                        ------          -------

     Balance, end of year ........................      $1,051          $   568
                                                        ======          =======

                       USABanc.com, Inc. and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                           December 31, 1998 and 1997


Note 6 -- Loans Receivable -- (Continued)

         Included in loans receivable are nonaccrual loans of $1.8 million and $287,000 at December 31, 1998 and 1997, respectively. Interest income that would have been recorded in the financial statements had the nonaccrual loans been performing in accordance with their terms would have been $140,000 in 1998.

         Also included in loans receivable are loans past due 90 days or more and accruing in the amount of $152,000 and $165,000 at December 31, 1998 and 1997, respectively, which have not been classified as nonaccrual due to management's belief that the loans are well-secured and in the process of collection.

Note 7 -- Premises And Equipment

         Premises and equipment consist of the following:

                                                                                              December 31,
                                                                   Estimated           ------------------------
                                                                  useful lives           1998             1997
                                                                  ------------           ----             ----

       Building ............................................         31.5 years         $   754         $    754
       Premises and improvements ...........................      5 to 20 years             726              135
       Furniture and equipment .............................      5 to  7 years             969              367
                                                                                        -------          -------
                                                                                          2,449            1,256
       Less accumulated depreciation and amortization ......                               (426)            (103)
                                                                                        -------          -------

                                                                                        $ 2,023          $ 1,153
                                                                                        =======          =======

         Depreciation and amortization charged to operations was $219,000 and $60,000 for the years ended December 31, 1998 and 1997, respectively.

Note 8 -- Deposits

         The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $34.7 million and $9.3 million at December 31, 1998 and 1997, respectively.

         At December 31, 1998, the schedule of maturities of certificates of deposit is as follows:

          1999....................................................     $ 47,067
          2000....................................................       28,399
          2001....................................................       14,769
          2002....................................................        5,663
          2003....................................................        7,670
          Thereafter..............................................          908
                                                                       --------

                                                                       $104,476
                                                                       ========

                       USABanc.com, Inc. and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                           December 31, 1998 and 1997


Note 9 -- Borrowings

         At December 31, 1998, the Bank had five callable fixed-rate advances outstanding with the FHLB. The callable advances mature within five to ten years with call options ranging from 18 months to five years. The interest rates on the callable advances range from 4.83% to 5.63% with a weighted average interest rate of 5.31% at December 31, 1998.

         The following table sets forth certain information regarding the Bank's FHLB advances, at or for the period ended December 31:

                                                                                              December 31,
                                                                                         ---------------------
                                                                                         1998             1997
                                                                                         ----             ----
                                                                                             (in thousands)
         Balance outstanding, December 31..................................             $30,000         $  9,000
         Average balance outstanding during year...........................             $22,482         $  7,000
         Weighted average interest rate for the period.....................                5.29%            5.87%
         Maximum outstanding balance at any month end......................             $31,000          $12,700

         The Bank also has $4.2 million in collateralized borrowings that represent participations by other banks in certain loans; such amounts are non-interest bearing.

         The Corporation has three line of credit facilities with local financial institutions totaling $2.0 million. The aggregate outstanding balance on the lines of credit at December 31, 1998 was $1.1 million. The interest rates paid on these advances are floating, prime based rates, ranging from prime to prime plus one percentage point, with the average interest rate at December 31, 1998 equaling 8.21%.

Note 10 -- Shareholders' Equity

         In connection with the formation of the Corporation, the President & CEO purchased 10,000 shares, par value $.01, of Class B Common Stock for $500. These shares mandatorily convert into ten percent of the then issued shares of Class A Common Stock on January 1, 2001. Unearned compensation of $543,000 was recorded at the close of the offering on November 30, 1995, based on the offering price of $10.00 per share. As a result of the mandatory conversion provision, the Class B Common Stock was deemed converted on November 30, 1995 for financial statement purposes.

         Unearned compensation, which is shown as a separate component of Stockholders' equity, was being amortized over five years. In connection with the offering (Note 2), the President & CEO agreed to cap the amount of Class A common stock into which the Class B common stock could be converted, into an amount equal to 10% of the Class A common stock outstanding at December 31, 1997, adjusted for any future stock dividends, or stock splits. In conjunction with this agreement, the Corporation fully recognized the remaining unearned compensation as compensation expense in 1997.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 10 -- Shareholders' Equity -- (Continued)

         On July 18, 1997, the Corporation paid a 33% stock dividend on its common stock to stockholders of record as of July 1, 1997.

         On August 17, 1998, the Corporation paid a 33% stock dividend on its common stock to stockholders of record as of August 3, 1998.

         On June 15, 1999, the Corporation effected a two-for-one stock split in the form of a stock dividend to stockholders of records as of June 1, 1999.

Note 11 -- Employee Benefit Plans

         The Bank had a defined contribution plan, 401(k), covering eligible employees, as defined under the plan document. Employees could contribute up to 10% of compensation, as defined under the plan document. The Bank could make discretionary contributions. The Bank did not make any contributions into the plan during the period ended December 31, 1998 or 1997. The plan was terminated in 1998, and all funds were distributed to the employees.

Note 12 -- Income Taxes

         The components of income taxes (benefit) are as follows:

                                                                                     1998            1997
                                                                                     ----            ----
                                                                                    (dollars in thousands)
         Federal
              Current ..........................................................    $ 935            $ 193
              Deferred..........................................................     (165)            (216)
              Benefit applied to reduce goodwill................................       --               22
                                                                                    -----            -----

                                                                                      770               (1)
         State
              Current ..........................................................      187                9
              Benefit applied to reduce goodwill................................       --                9
                                                                                    -----
                                                                                      187               18
                                                                                    -----            -----

         Income taxes...........................................................    $ 957            $  17
                                                                                    =====            =====

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 12 -- Income Taxes -- (Continued)

         The reconciliation of the tax computed at the statutory federal rate was as follows:

                                                                                     1998            1997
                                                                                     ----            ----
                                                                                    (dollars in thousands)

       Tax at statutory rate...............................................          $ 832          $ (71)
       Increase (decrease) in taxes resulting from
          Tax-exempt income................................................            (76)            --
          Nondeductible compensation.......................................             --            144
          Nondeductible expenses, including goodwill and
              meals and entertainment......................................             31             16
          Increase (decrease) in valuation allowance.......................             --           (103)
          State income taxes, net of federal income
              tax benefit..................................................            124             12
          Other, net.......................................................             46             19
                                                                                     -----          -----

       Income tax expense .................................................          $ 957          $  17
                                                                                     =====          =====

         Deferred income taxes are provided for the temporary difference between the financial reporting basis and the tax basis of the Corporation's assets and liabilities. Cumulative temporary differences are as follows:

                                                                                     1998            1997
                                                                                     ----            ----
                                                                                    (dollars in thousands)

       Deferred tax assets
          Allowance for possible loan losses...............................         $ 346          $ 184
          Deferred loan fees...............................................             7              9
          Deferred compensation............................................            24             23
          Fixed asset......................................................             5             --
          Unrealized losses on securities available for sale...............           191             --
                                                                                    -----          -----
                                                                                      573            216

       Deferred tax liabilities
          Fixed assets.....................................................         $  --             (1)
          Unrealized gains on securities available-for-sale................            --            (52)
                                                                                    -----          -----
                                                                                                     (53)
                                                                                                   -----
       Net deferred tax asset .............................................         $ 573          $ 163
                                                                                    =====          =====

         During 1997, the Corporation realized a tax benefit related to the net operating loss carryovers from the acquisition of the Bank which was treated as a reduction to goodwill in accordance with SFAS No. 109. The Corporation believes it is more likely than not to realize the net deferred tax asset, and accordingly, no valuation allowance has been provided at December 31, 1997.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 13 -- Earnings Per Share

         The following table illustrates the reconciliation of the basic and diluted EPS computations (in thousands, except per share data).

                                                                     For the year ended December 31, 1998(1)
                                                                  ----------------------------------------------
                                                                                       Weighted
                                                                                        average
                                                                     Income              shares         Per share
                                                                  (numerator)        (denominator)        amount
                                                                  -----------        -------------        ------
       Basic earnings per share
          Net income available to common stockholders.........        $ 1,490               3,972         $ 0.38

       Effect of dilutive securities
          Options.............................................             --                 266             --
                                                                      -------               -----         ------

       Diluted earnings per share
          Net income available to common stockholders
              plus assumed conversions........................        $ 1,490               4,238         $ 0.35
                                                                      =======              ======         ======

          Options to purchase 124,000 shares of common stock at exercise prices ranging from $5.64 to $15.00 per share were outstanding during 1998 which were not included in the computation of diluted EPS because the options exercise price were greater than the average market price of the common shares.

                                                                       For the year ended December 31, 1997 (1)
                                                                     --------------------------------------------
                                                                                          Weighted
                                                                                           average
                                                                        Income             shares       Per share
                                                                     (numerator)       (denominator)      amount
                                                                     -----------       -------------    ---------
       Basic earnings per share
          Net loss available to common stockholders...........         $ (226)              2,164        $ (0.10)

       Effect of dilutive securities
          Options.............................................             --                  --             --
                                                                       ------               -----        -------

       Diluted earnings per share
          Net loss available to common stockholders
              plus assumed conversions........................         $ (226)              2,164        $ (0.10)
                                                                       ======               =====        =======

          Options to purchase 645,640 shares of common stock at $2.83 per share were outstanding during 1997 which were not included in the computation of diluted EPS because the options were anti-dilutive.

       (1) Adjusted for 33% stock dividend paid by the Corporation in August 1998 and a two-for-one stock split effected in the form of a dividend paid by the Corporation in June 1999.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 14 -- Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

         The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. Those instruments involve, to varying degrees, elements of credit and interest rate risks in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

         The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

         Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk. The approximate contract amounts are as follows:

                                                                                           1998           1997
                                                                                           ----           ----
                                                                                              (in thousands)
         Financial instruments whose contract amounts represent credit risk
           Commitments to extend credit.........................................         $ 1,070         $ 1,322
           Standby letters of credit and financial guarantees written...........           1,098              --

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation.

         Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

         The Bank's originated loan portfolio primarily consists of loans secured by real estate in the greater Delaware Valley region. The Bank's acquired loan portfolio consist of individual loans and loan pools throughout the domestic United States purchased at sales conducted by governmental agencies. The Bank, as with any lending institution, is subject to the risk that residential real estate values in the primary lending area will deteriorate, thereby potentially impairing collateral values in the primary lending area. However, management believes that real estate values are presently stable in its primary lending area and that loan loss allowances have been provided in amounts commensurate with its current perception of the foregoing risks of the portfolio.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 15 -- Commitments And Contingencies

    Leases

         The Bank and the Corporation have entered into operating lease arrangement for branch facilities. Both the Bank and the Corporation are responsible for pro-rata operating expense escalations.

         As of December 31, 1998, future approximate minimum rental payments are as follows (in thousands):

          1999........................................................     $ 91
          2000........................................................       96
          2001........................................................      104
          2002........................................................      106
          2003........................................................      108
          Thereafter..................................................      386
                                                                           ----

                                                                           $891
                                                                           ====

         The above amount represents minimum rentals not adjusted for possible future increases due to escalation provisions and assumes that all option periods will be exercised by the Bank or the Corporation.

         Rent expense for the years ended December 31, 1998 and 1997, amounted to $147,000 and $125,000, respectively.

    Employee Agreements

         The Corporation has employment agreements with certain key executives that provide severance pay benefits if there is a change in control of the Corporation. The agreements will continue in effect on a year-to-year basis until terminated or not renewed by the Corporation or key executives. Upon a change in control, the Corporation shall continue to pay the key executives' salaries per the agreements and certain benefits for the agreed upon time periods. The maximum contingent liability under the agreements at December 31, 1998 was $1.2 million.

         In addition, in connection with the offering (Note 2), the Corporation and the President & CEO have entered into an agreement by which the Corporation has the option to pay $150,000 per year for each of the three years beginning in 1998 in exchange for the President agreeing to waive any future exercise of the non-dilutive feature of the Class B common stock. If the Corporation does not make the optional payment on January 2nd of each year, the President will be entitled to implement the anti-dilutive feature for 10% of any shares of Class A common stock issued during the year of non-payment. The Corporation exercised its option for 1998 upon the close of the offering, and has also exercised its option for 1999.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 15 -- Commitments And Contingencies

    Other

         The Corporation may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. In management's judgment, the financial position of the Corporation will not be materially affected by the final outcome of any present legal proceedings.

Note 16 -- Fair Value of Financial Instruments

         SFAS No. 107 requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Corporation, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Corporation's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans. Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

         Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

         Estimated fair values have been determined by the Corporation using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used, the estimated fair values, and recorded book balances at December 31, 1998 and 1997, are outlined below.

         For cash and cash equivalents, including cash and due from banks and interest bearing deposits with banks, the recorded book values of $1.3 million and $7.7 million, respectively, as of December 31, 1998 and $833,000 and $4.0 million, respectively, at December 31, 1997, approximate fair values. The estimated fair values of investment securities, including FHLB stock, are based on quoted market prices, if available. Estimated fair values are based on quoted market prices of comparable instruments if quoted market prices are not available.

         The net loan portfolio at December 31, 1998 and 1997, has been valued using a present value discounted cash flow where market prices were not available. The discount rate used in these calculations is the estimated current market rate adjusted for credit risk. The carrying value of accrued interest approximates fair value.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 16 -- Fair Value Of Financial Instruments -- (Continued)

         The estimated fair values of demand deposits (i.e., interest- and noninterest-bearing checking accounts, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly time deposit maturities. The carrying amount of accrued interest payable approximates its fair value.


                                                                    1998                            1997
                                                           ------------------------       ----------------------
                                                           Carrying      Estimated        Carrying     Estimated
                                                           amount        fair value       amount       fair value
                                                           ------        ----------       ------       ----------

       Investment securities.....................          $ 47,667        $ 47,862        $24,454         $24,678
       Loans receivable..........................           103,189         110,242         56,570          57,647
       Deposits..................................           114,387         114,777         70,474          70,645

         The fair values of borrowings totaling $35.3 million and $12.7 million are estimated to approximate their recorded book balances at December 31, 1998 and 1997, respectively.

         There was no material difference between the notional amount and the estimated fair value of off-balance-sheet items, which totalled approximately $2.2 million and $1.3 million at December 31, 1998 and 1997, respectively, and primarily comprise unfunded loan commitments, which are generally priced at market at the time of funding.

Note 17 -- Stock Option Plan

         The FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under APB Opinion No. 25, Accounting for Stock Issued to Employees. Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Corporation has determined it will follow APB Opinion No. 25.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 17 -- Stock Option Plan -- (Continued)

         The Corporation has a Stock Option Plan (the "Plan") for the benefit of key officers and employees of the Corporation. The Plan was designed to attract and retain qualified personnel in key positions, provide officers and key employees with a proprietary interest in the Corporation as an incentive to contribute to the success of the Corporation, and reward key employees for outstanding performance and the attainment of targeted goals. The Plan was also designed to retain qualified directors for the Corporation, and will provide for the grant of non-qualified stock options and incentive options intended to comply with the requirements of Section 422 of the Internal Revenue Code of 1986, as amended.

         The Plan is administered and interpreted by a Committee of the Board of Directors, and unless sooner terminated, will be in effect for a period of ten years from the Effective Date. The options, which have a term of between 4 and 10 years when issued, vest either immediately or over a period specified by the Corporation's compensation committee. The exercise price of each option is equal to or above the market value on the date of grant. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value of options at the grant dates consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                                                                                 December 31,
                                                                                          --------------------------
                                                                                            1998             1997
       Net income
          As reported......................................................              $ 1,490          $  (226)
          Pro forma........................................................              $ 1,180          $  (226)

       Basic earnings (loss) per share
          As reported......................................................              $  0.38          $ (0.10)
          Pro forma........................................................              $  0.30          $ (0.10)

       Diluted earnings (loss) per share
          As reported......................................................              $  0.35          $ (0.10)
          Pro forma........................................................              $  0.28          $ (0.10)


          These pro forma amounts may not be representative of future disclosures because they do not take into effect the pro forma compensation expense related to grants before 1995.

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998: no dividend yield for all years; expected volatility of 20%, risk-free interest rate of 5.55%, and an expected lives of ten years for all options. No options were granted in 1997.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 17 -- Stock Option Plan -- (Continued)

         A summary of the status of the Corporation's fixed stock option plans as of December 31, 1998, and changes for each of the years in the two-year period then ended was as follows:


                                                                   1998                           1997
                                                        --------------------------      -----------------------
                                                                        Weighted                      Weighted
                                                                         average                      average
                                                         Number         exercise        Number        exercise
                                                          of            price per        of           price per
                                                         shares           share        shares          share
                                                         ------         ---------      ------         ---------


         Outstanding at beginning of year..........      646,000       $  2.83          666,000      $   2.83
         Options granted...........................      304,000          4.89               --            --
         Options exercised.........................      (18,000)         2.83               --            --
         Options forfeited.........................      (56,000)         2.83          (20,000)         2.83
                                                        --------                       --------

         Outstanding at end of year................      876,000       $  3.60          646,000      $   2.83
                                                         =======                        =======

         Options exercisable at year-end...........      686,000                        646,000
                                                         =======                        =======

         Weighted average fair value of
           options granted during year.............                    $  1.79                       $     --
                                                                       =======                       ========

         The following table summarizes information about stock options outstanding at December 31, 1998:

                                               Options outstanding                     Options exercisable
                                                            Weighted
                                           Number           average         Weighted        Number             Weighted
                                       outstanding at      remaining        average      exercisable at        average
         Range of exercise              December 31,      contractual       exercise     December 31,          exercise
              prices                        1998          life (years)       price           1998               price
         -----------------             ---------------    ------------      --------     --------------        ---------

       $ 2.83 to $ 4.24                  730,000          5.92 years       $   3.03         680,000            $  3.05
       $ 4.33 to $ 6.50                  120,000          9.42 years           5.40              --                 --
       $ 7.52 to $11.28                   22,000          9.67 years           8.55           6,000              10.00
       $12.50 to $15.00                    4,000          9.67 years          13.75              --                 --

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997

Note 18 -- Regulatory Capital Requirements

         The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Corporation and the Bank meet all capital adequacy requirements to which it is subject.

         As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Corporation as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Corporation must maintain minimum total risk-based, Tier I risk- based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

         The Corporation's actual capital amounts and ratios are presented in the following table.

                                                                             For capital
                                                       Actual             adequacy purposes
                                                 ------------------       -----------------
                                                 Amount       Ratio      Amount        Ratio
                                                 ------       -----      ------        -----
                                                                            (in thousands)
     As of December 31, 1998:
        Total capital
           (to Risk-Weighted Assets)........    $15,566      12.1%       $10,317     8.0%
        Tier I capital
           (to Risk-Weighted Assets)........     13,782      10.7          5,159     4.0
        Tier I capital
           (to Average Assets)..............     13,782       8.7          6,319     4.0

     As of December 31, 1997:
        Total capital
           (to Risk-Weighted Assets)........   $  5,752       8.5%      $  5,431     8.0%
        Tier I capital
           (to Risk-Weighted Assets)........      5,184       7.6          2,715     4.0
        Tier I capital
           (to Average Assets)..............      5,184       5.8          3,570     4.0

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 18 -- Regulatory Capital Requirements -- (Continued)

         The Bank's actual capital amounts and ratios are presented in the following table.

                                                                                                  To be well
                                                                                              capitalized under
                                                                             For capital      prompt corrective
                                                       Actual             adequacy purpose    action provisions
                                                 -----------------        ----------------    -----------------
                                                 Amount      Ratio       Amount      Ratio    Amount        Ratio
                                                 ------      -----       ------      -----    ------        -----
                                                                          (in thousands)

     As of December 31, 1998:
        Total capital
           (to Risk-Weighted Assets)........    $13,930      11.2%        $9,987      8.0%       $12,483    10.0%
        Tier I capital
           (to Risk-Weighted Assets)........     12,879      10.3          4,994      4.0          7,490     6.0
        Tier I capital
           (to Average Assets)..............     12,879       8.5          6,068      4.0          7,585     5.0

     As of December 31, 1997:
        Total capital
           (to Risk-Weighted Assets)........    $ 5,315       7.9%        $5,400      8.0%       $ 6,750    10.0%
        Tier I capital
           (to Risk-Weighted Assets)........      4,747       7.0          2,700      4.0          4,050     6.0
        Tier I capital
           (to Average Assets)..............      4,747       5.4          3,548      4.0          4,435     5.0


         At December 31, 1997, the Bank's Total capital ratio of 7.90% did not meet the minimum requirement of 8.0% in order to consider the Bank adequately capitalized. However, upon completion of the offering (Note 2) the Corporation raised $7.1 million, of which $6.9 million was contributed to the Bank. As a result, the Bank's Total capital ratio increased to 17.8%.

         State Banking statutes restrict the amount of dividends paid on capital stock. Accordingly, no dividends shall be paid by the Bank on its capital stock unless, following the payment of such dividends, the capital stock of the Bank will be unimpaired, and (1) the Bank will have surplus of not less than 50% of its capital, or, if not (2) the payment of such dividend will not reduce the surplus of the Bank.

         Additionally, banking regulations limit the amount of investment, loans, extensions of credit and advances that one subsidiary bank can make to the Corporation at any time to 10% and in the aggregate 20% of the Bank's capital stock and surplus. These regulations also require that any such investment, loan, extension of credit or advance be secured by securities having a market value in excess of the amounts thereof. At December 31, 1998, loans from the Bank to the Corporation amounted, in aggregate, to $976,000, or 7.50%, of the Bank's capital stock and surplus. There were no investments, extensions of credits or advances at December 31, 1998. At December 31, 1997, there were no investments, loans, extensions of credit or advances from the Bank to the Corporation.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 19 -- Condensed Financial Information -- Parent Company Only

   Condensed financial information for USABanc.com, Inc. (parent company only) follows:

                                  BALANCE SHEET


                                                                                               December 31,
                                                                                          ----------------------
                                                                                          1998              1997
             ASSETS                                                                           (in thousands)

Cash and Due from banks.........................................................         $    23          $  254
Securities available-for sale...................................................           1,931             328
Investment in subsidiaries......................................................          13,281           5,088
Other assets   .................................................................             708             211
                                                                                         -------          ------

     Total assets...............................................................         $15,943          $5,881
                                                                                         =======          ======

             LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
    Other borrowed money........................................................         $ 1,957          $  340
    Other liabilities...........................................................             389             175
                                                                                         -------          ------

       Total liabilities........................................................           2,346             515

Stockholders' equity............................................................          13,597           5,366
                                                                                        --------          ------

       Total liabilities and stockholders' equity...............................         $15,943          $5,881
                                                                                         =======          ======

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 19 -- Condensed Financial Information -- Parent Company Only -- (Continued)

                              STATEMENT OF EARNINGS

                                                                                                 December 31,
                                                                                         -------------------------
                                                                                          1998              1997
                                                                                         -------          --------
                                                                                               (in thousands)
        Income:
           Interest income ................................................              $    49          $     --
           Other income....................................................                   19                77
                                                                                         -------          --------

              Total income.................................................                   68                77
                                                                                         -------          --------

        Expenses:
           Compensation....................................................                  150               517
           Interest........................................................                   89                14
           Other  .........................................................                   10                29
                                                                                         -------          --------

              Total expenses...............................................                  249               560
                                                                                         -------           -------

              Income (loss) before undistributed earnings
                  of subsidiaries..........................................                 (181)             (483)

                  Provision (benefit) for income taxes.....................                    1               (16)
                                                                                         -------           -------

              Income (loss) before undistributed earnings
                  of subsidiaries..........................................                 (182)             (467)

        Undistributed earnings of subsidiaries.............................                1,672               241
                                                                                         -------           -------

              Net Income (loss)............................................               $1,490            $ (226)
                                                                                         =======            ======

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 19 -- Condensed Financial Information -- Parent Company Only -- (Continued)

                             STATEMENT OF CASH FLOWS

                                                                                                December 31,
                                                                                         -------------------------

                                                                                          1998              1997
                                                                                         -------          --------
                                                                                               (in thousands)
        Cash flows from operating activities:
           Net income...........................................................         $ 1,490         $    (226)
        Adjustments to reconcile net income to net cash
               provided by (used in) operating activities
           Undistributed earnings (loss) from subsidiaries......................          (1,672)              241
           (Gain) loss on sale of investments...................................               5               (28)
           Net change in assets and liabilities.................................            (146)               99
                                                                                         -------          --------

              Net cash provided by (used in) operating activities...............            (323)               86
                                                                                         -------          --------

        Cash flows from investing activities:
           Capital distribution (to) from subsidiaries..........................          (7,078)               --
           Purchase of investment securities available-for-sale ................          (1,603)             (135)
                                                                                          ------          --------

              Net cash used in investing activities.............................          (8,681)             (135)
                                                                                         -------          --------

        Cash flows from financing activities:
           Net increase in borrowings...........................................           1,616               290
           Proceeds from issuance of common stock...............................           7,157                --
                                                                                         -------          --------

              Net cash provided by financing activities.........................           8,773               290
                                                                                         -------          --------

              Net increase (decrease) in cash...................................            (231)              241

        Cash at beginning of year...............................................             254                13
                                                                                         -------          --------

        Cash at end of year.....................................................         $    23          $    254
                                                                                         =======          ========

        Supplemental disclosure of cash flow information
          Cash paid during the year for income taxes............................         $     1          $     --
                                                                                         =======          ========

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 20 -- Guaranteed Subordinated Debt

         On March 9, 1999, the Corporation issued $10 million of 9.50% Capital Securities in conjunction with a trust-preferred offering (the "trust preferred"). Total cash received was $9.1 million, net of related offering cost of $900,000. Had this transaction occurred as of December 31, 1998, the Corporation's condensed balance sheet would have been as follows:


                                                                                          Actual         Pro-Forma
                                                                                         -------         ---------
                                                                                               (in thousands
                                                                                             except share data)
                                                      ASSETS
    Cash and due from banks (1)                                                         $  1,335          $ 10,435
    Interest bearing deposit with banks                                                    7,706             7,706
    Investment securities                                                                 47,667            47,667
    Loans receivable, net                                                                102,138           102,138
    Premises and equipment, net                                                            2,023             2,023
    Other assets (2)                                                                       4,237             5,137
                                                                                        --------          --------

         Total assets                                                                   $165,106          $175,106
                                                                                        ========          ========

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
    Deposits                                                                            $114,387          $114,387
    Borrowings                                                                            35,305            35,305
    Guaranteed preferred beneficial interest in subordinated debt                             --            10,000
    Accrued expenses and other liabilities                                                 1,817             1,817
                                                                                        --------          --------

         Total liabilities                                                               151,509           161,509
                                                                                        ========          ========


                                               STOCKHOLDERS' EQUITY
    Preferred stock $1.00 par value, 5,000,000 shares authorized, no shares issued and outstanding in 1998 and 1997
    Common stock $1.00 par value, 10,000,000 shares authorized, 2,007,386 shares issued and outstanding in 1998; 813,807 shares issued and outstanding in
      1997, and 108,236 shares of converted and unissued Class B common stock in
      1998; 81,381 converted and unissued 1997                                             2,116             2,116
    Additional paid-in capital                                                            10,683            10,683
    Accumulated (deficit) earnings                                                         1,112             1,112
    Accumulated other comprehensive income                                                  (314)             (314)
                                                                                        --------          --------

         Total stockholders' equity                                                       13,597            13,597
                                                                                        --------          --------

         Total liabilities and stockholders' equity                                     $165,106          $175,106
                                                                                        ========          ========

-----------
(1) Total cash received was $9.1 million, net of trust preferred offering cost of $900,000.
(2) $900,000 of trust preferred offering costs will be amortized over the life of the related junior subordinated debentures.

                       USABanc.com, Inc. and Subsidiaries

                           December 31, 1998 and 1997


Note 20 -- Guaranteed Subordinated Debt -- (Continued)

         Although the junior subordinated debentures will be treated as debt of the Corporation, they currently qualify for Tier I capital investments, subject to the 25% limitation under risk-based capital guidelines of the Federal Reserve. The portion of the Trust Preferred Securities that exceeds this limitation qualifies as Tier II capital of the Corporation. Had the trust preferred offering occurred as of December 31, 1998, the Corporation's Total Capital, Tier 1 Capital, and Tier 1 Leverage capital ratios would have been 19.82%, 13.36% and 10.91%, respectively.

Note 21 -- Subsequent Event

         On June 15, 1999 the Corporation effected a two-for-one stock split in the form of a dividend paid to stockholders of record as of June 1, 1999. All weighted average actual shares or per share information in the financial statements have been adjusted retroactively for the effect of stock dividends.

                       USABanc.com, Inc. and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)

                                                                                       March 31,          December 31,
                                                                                      ----------         ------------
                                                                                         1999                1998
                                                                                      ----------         ------------
                                                                                      (unaudited)
                                                                                      -----------
                                        ASSETS
Cash and due from banks.........................................................        $  1,071          $  1,335
Interest bearing deposit with banks.............................................             247             7,706
Securities available-for-sale...................................................          50,206            28,389
Securities held-to-maturity (fair value:  1999 - $14,665;
   1998 - $15,951)..............................................................          14,722            15,755
FHLB Stock .....................................................................           3,523             3,523
Loans receivable, net...........................................................         110,013           102,138
Premises and equipment, net.....................................................           2,175             2,023
Accrued interest receivable.....................................................           1,829             1,633
Other real estate ..............................................................              65                66
Goodwill, net ..................................................................              74                69
Deferred income taxes...........................................................             449               573
Other assets....................................................................           1,856             1,896
                                                                                        --------          --------
      Total assets..............................................................        $186,230          $165,106
                                                                                        ========          ========

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
    Demand .....................................................................         $ 1,329          $  1,439
    NOW ........................................................................             908               846
    Money Market................................................................           2,109             2,345
    Savings and passbook .......................................................          12,367             5,281
    Time .......................................................................         109,052           104,476
                                                                                        --------          --------
      Total deposits ...........................................................         125,765           114,387
Borrowed funds
    Short-term borrowings.......................................................           5,000             6,106
    Long-term borrowings........................................................          25,000            25,000
    Guaranteed subordinated debt................................................          10,000                --
    Collateralized borrowings...................................................           4,163             4,199
Accrued interest payable .......................................................             517               399
Accrued expenses and other liabilities .........................................           2,089             1,418
                                                                                        --------          --------
      Total liabilities ........................................................         172,534           151,509
                                                                                        ========          ========
                           STOCKHOLDERS' EQUITY
Preferred stock $1.00 par value, 5,000,000 shares authorized, no shares issued and outstanding in 1998 and 1997
Common stock $1.00 par value, 10,000,000 shares authorized, 4,014,772 shares
   issued and outstanding in 1998...............................................           2,116             2,116
Additional paid-in capital......................................................          10,683            10,683
Accumulated earnings (deficit) .................................................           1,526             1,112
Accumulated other comprehensive (loss) income...................................            (629)             (314)
                                                                                        --------          --------
      Total stockholders' equity................................................          13,696            13,597
                                                                                        --------          --------
      Total liabilities and stockholders' equity................................        $186,230          $165,106
                                                                                        ========          ========

        The accompanying notes are an integral part of these statements.

                       USABanc.com, Inc. and Subsidiaries

                        CONSOLIDATED STATEMENTS OF INCOME
                                   (unaudited)
                             (dollars in thousands)

                                                                                               Three Months
                                                                                               ended March 31,
                                                                                         -------------------------
                                                                                           1999             1998
                                                                                         -------          --------
Interest income:
    Loans....................................................................            $ 2,756           $ 1,647
    Investment securities....................................................              1,044               548
    Interest bearing deposits and other......................................                 81                92
                                                                                         -------          --------
         Total interest income...............................................              3,881             2,287
                                                                                         -------          --------
Interest expense:
    Deposits.................................................................              1,667             1,080
    Borrowed funds...........................................................                488                94
                                                                                         -------          --------
         Total interest expense..............................................              2,155             1,174
                                                                                         -------           -------
         Net interest income.................................................              1,726             1,113
Provision for loan losses....................................................                100                35
                                                                                         -------         ---------

Net interest income after provision for
        loan losses..........................................................              1,626             1,078
                                                                                          ------           -------
Non-interest income:
    Gain on sales of investment securities...................................                 56                39
    Brokerage operations.....................................................                126               162
    Other     ...............................................................                138                20
                                                                                         -------          --------
         Total non-interest income...........................................                320               221
                                                                                         -------          --------
Non-interest expenses:
    Salaries and employee benefits...........................................                506               272
    Net occupancy expense....................................................                164                72
    Professional fees........................................................                100                16
    Office expenses..........................................................                 52                31
    Data processing fees.....................................................                 51                28
    Advertising expense......................................................                 45                 9
    Other operating expenses.................................................                338               190
                                                                                         -------          --------
         Total non-interest expense..........................................              1,256               618
                                                                                         -------          --------
Earnings before income taxes.................................................                690               681
Taxes on income:.............................................................                276               268
                                                                                        --------          --------
Net earnings  ...............................................................           $    414           $   413
                                                                                        ========          ========
Earnings per share - basic (1)...............................................           $   0.10          $  0.13
                                                                                        ========          ========
Earnings per share - diluted (1).............................................           $   0.10          $  0.12
                                                                                        ========          ========

------------
(1) 1998 and 1997 per share amounts have been restated to reflect a 33% stock dividend paid August 17, 1998 and a two-for-one stock split effected in the form of a dividend paid on June 15, 1999.

        The accompanying notes are an integral part of these statements.

                       USABanc.com, Inc. and Subsidiaries

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                   (unaudited)
                             (dollars in thousands)

                                                                                         Three Months
                                                                                          ended March 31,
                                                                                     ----------------------
                                                                                     1999              1998
                                                                                     ----              ----



Net earnings  .............................................................         $ 414             $ 413
Other comprehensive income (loss):
    Unrealized gains (losses) on securities available-for-sale:
      Unrealized holding gains (losses) arising during the period,
         net of taxes......................................................         (315)              (104)
                                                                                    -----             -----

Comprehensive income.......................................................         $  99             $ 309
                                                                                    =====             =====


The accompanying notes are an integral part of these consolidated financial statements.

                       USABanc.com, Inc. and Subsidiaries

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                    For the three months ended March 31, 1999
                                   (unaudited)
                             (dollars in thousands)


                                                                                         Accumulated
                                                            Additional     Accumulated      other
                                                  Common      paid-in      earnings     comprehensive
                                                  Stock       capital      (deficit)       income        Total
                                                  ------    ----------     -----------  -------------    -----

Balances, December 31, 1998.................     $2,116       $10,683       $1,112      $  (314)        $13,597

Net unrealized loss on......................
securities available-for-sale...............         --            --           --         (315)           (315)

Net income .................................         --            --          414           --             414
                                                 ------       -------       ------      -------         -------

Balances, March 31, 1999....................     $2,116       $10,683       $1,526      $  (629)        $13,696
                                                 ======       =======       ======      =======         =======



The accompanying notes are an integral part of these consolidated financial statements.

                       USABanc.com, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (unaudited)
                             (dollars in thousands)

                                                                                                 Three Months
                                                                                               ended March 31,
                                                                                           ----------------------
                                                                                           1999              1998
                                                                                           ----              ----

Cash flows from operating activities
    Net income .................................................................       $    414          $   413
    Adjustments to reconcile net income to net cash provided by
       (used in) operating activities:
    Provision for possible loan losses  ........................................            100               35
    Depreciation................................................................             88               29
    (Increase) Decrease in goodwill.............................................             (5)               1
    Net accretion of discounts on purchased loan portfolios.....................           (301)            (259)
    Net accretion of securities discount........................................            (13)             (14)
    Net gains on sale of securities ............................................            (56)             (39)
    Net gains on sale of loan assets............................................            (42)              --
    Increase in accrued interest receivable  ...................................           (196)             (97)
    Increase in deferred tax asset..............................................            (56)             (42)
    Decrease (increase) in other assets.........................................             40              (64)
    Increase in accrued interest payable .......................................            118               81
    Increase in accrued expenses and other liabilities..........................            671             (320)
                                                                                       --------          --------
              Net cash provided by (used in) operating activities...............            762             (276)
                                                                                       --------          --------
Cash flows from investing activities:
    Investment securities available for sale
       Purchases ...............................................................        (22,921)          (8,570)
       Sales  ..................................................................          1,081            1,840
       Maturities and principal repayments......................................             23              750
    Investment securities held to maturity
       Purchases................................................................         (1,979)              --
       Sales  ..................................................................          1,200               --
       Maturities and principal repayments......................................          1,812            1,048
    Purchases redemptions of FHLB Stock.........................................             --             (57)
    Decrease (Increase) in interest bearing deposits with banks.................          7,459           (4,235)
    Net increase in loans ......................................................         (7,698)           3,120
    Decrease in other real estate, net .........................................              1               --
    Purchases of premises and equipment.........................................           (240)            (273)
                                                                                       --------          -------
              Net cash used in investing activities.............................        (21,262)         (12,617)
                                                                                       --------          -------
Cash flows from financing activities:
    Net increase in deposits....................................................         11,378           12,007
    Net (decrease) in borrowings ...............................................         (1,142)          (6,004)
    Private placement proceeds..................................................             --           7,136
    Trust preferred proceeds....................................................         10,000               --
                                                                                       --------         --------
              Net cash provided by financing activities ........................         20,236           13,139
                                                                                       --------         --------
              Net (decrease) increase in cash and cash equivalents..............           (264)             246
Cash and cash equivalents, beginning of period .................................          1,335              833
                                                                                       --------         --------
Cash and cash equivalents, end of period .......................................       $  1,071         $  1,079
                                                                                       ========         ========


The accompanying notes are an integral part of these consolidated financial statements.

                       USABanc.com, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 March 31, 1999


1.  BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements include the accounts of USABanc.com, Inc. (the "Company"), vBank (the "Bank"), a Pennsylvania chartered stock savings bank, USACapital, Inc., a Pennsylvania corporation, USACredit, Inc., a Pennsylvania corporation, USAHoldings, Inc., a Pennsylvania corporation, and USA Capital Trust I, a Delaware business trust. All significant intercompany accounts and transactions have been eliminated. The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein have been made. The unaudited consolidated financial statements as of March 31, 1999 and for the three months ended March 31, 1999 and 1998, are not necessarily indicative of results to be anticipated for the full year.

2.  Trust Preferred Securities

    On March 9, 1999, the Company issued $10.0 million of 9.5% junior subordinated debentures to USA Capital Trust I, a Delaware business trust, in which the Company owns all of the common equity. The trust issues $10.0 million of trust preferred securities to investors, secured by the junior subordinated debentures and the guarantee of the Company. The junior subordinated debentures mature in 2029.

3.  Computation of Per Share Earnings

    Basic earnings per share ("EPS") amounts are computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share amounts are computed by dividing net earnings by the weighted average number of shares and all dilutive potential shares outstanding during the period.

(Dollars in Thousands), except per share data
                                                                                  1999           1998
                                                                                 ------         ------
Basic EPS Computation:
    Numerator -- Net earnings...............................................    $     414      $    413
    Denominator -- Weighted average shares outstanding......................        2,116         1,605
                                                                                ---------      --------
Basic EPS ..................................................................    $    0.20      $   0.26
                                                                                =========      ========
Diluted EPS Computation:
    Numerator -- Net earnings...............................................    $     414      $    413
    Denominator -- Weighted average shares outstanding......................        2,116         1,605
    Effect of dilutive securities...........................................          117            92
                                                                                ---------      --------
Diluted EPS ................................................................    $    0.19      $   0.24
                                                                                =========      ========

================================================================================

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.



                ------------------------







                    TABLE OF CONTENTS


                                                    Page

Prospectus Summary.....................................2
Risk Factors...........................................7
Use of Proceeds.......................................17
Price Range of Common Stock...........................17
Dividend Policy.......................................18
Capitalization........................................19
Regulatory Capital....................................20
USABanc.com Statements of Operations..................22
Management's Discussion and Analysis of
    Financial Condition and Results of Operations.....23
Business..............................................36
Regulation of USABanc.com and vBank...................59
Management............................................66
Certain Relationships and Related Transactions........72
Description of Capital Stock..........................72
Underwriting..........................................75
Where You Can Find More Information...................76
Forward Looking Statements............................76
Legal Matters.........................................77
Experts...............................................77
Index to Financial Statements........................F-1


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
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                                _________ Shares


                                USABANC.COM, INC.



                                  Common Stock





                          ---------------------------
                                   PROSPECTUS
                          ---------------------------











                               ____________, 1999








                                -----------------

                        Sandler O'Neill & Partners, L.P.

                                -----------------


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.  Indemnification of Officers and Directors

    USABanc.com's articles and by-laws provide that USABanc.com will indemnify every person who is or was a director or executive officer of USABanc.com to the fullest extent permitted by law. This indemnification applies to all expenses and liabilities reasonably incurred in connection with any proceeding to which the director or executor officer may become involved by reason of being or having been a director or executive officer of USABanc.com. Pennsylvania law, under which USABanc.com is incorporated, allows USABanc.com to indemnify its directors and officers if the indemnified person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of USABanc.com and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. USABanc.com maintains a director and officer liability insurance policy covering each of USABanc.com's directors and executive officers.

Item 25.  Other Expenses of Issuance and Distribution

    The following is an itemized statement of the estimated amounts of all expenses payable by the registrant in connection with the registration of the shares of common stock offered hereby, other than underwriting discounts and commissions:

    Securities and Exchange Commission registration fee...........$ 9,660
    NASD filing fee ..............................................$ 3,950
    NASDAQ National Market fee for listing of additional shares...$ *
    Blue Sky fees and expenses....................................$ *
    Accountants' fees and expenses................................$ *
    Legal fees and expenses.......................................$ *
    Printing and EDGAR expenses...................................$ *
    Registrar and Transfer Agent's fees ..........................$ *
    Miscellaneous............................................     $ *
                                                                   _____________

                    Total.........................................$ *
                                                                   ============
-----------
*To be provided by amendment.

Item 26.  Recent Sales of Unregistered Securities

        On March 9, 1999, USABanc.com issued $10,000,000 of 9.50% Junior Subordinated Debentures of USA Capital Trust I, a newly-formed, special purpose business trust, which in turn issued $10,000,000 of 9.50% Capital Securities to a limited number of qualified institutional buyers and institutional accredited investors pursuant to Rule 144A and Rule 506 of Regulation D promulgated under the Securities Act. Sandler O'Neill & Partners, L.P. acted as placement agent in the Offering. The net proceeds to USABanc.com were $8,734,000. The expenses of the Offering were $916,000.

         On February 13, 1998, USABanc.com issued 2,046,134 shares (as adjusted to reflect a 33% stock dividend paid August 17, 1998 and a two-for-one stock split effected in the form of a dividend paid on June 15, 1999) of its common stock for cash to a limited number of accredited investors in a private placement pursuant to section 4(2) of the Securities Act. Sandler O'Neill & Partners, L.P. acted as placement agent in the Offering. The net proceeds to USABanc.com were $7,136,420. The Offering expenses were $363,580.

         On April 11, 1997, USABanc.com issued 27,930 shares (as adjusted to reflect 33% stock dividends paid July 18, 1997 and August 17, 1998 and a two-for-one stock split effected in the form of a dividend paid on June 15,
1999) of common stock to Thomas J. Knox pursuant to Section 4(2) of the Securities Act in connection with the acquisition of USACapital.

Item 27.  Exhibits

         The following exhibits are filed as part of this registration statement. Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-B.

Exhibit No.                Description
   1.1                     Underwriting Agreement among USABanc.com and Sandler O'Neill & Partners, L.P.+
   3.1                     Amended and Restated Articles of Incorporation of USABanc.com*
   3.1.1                   Articles of Amendment to the Amended and Restated Articles of Incorporation of USABanc.com
   3.2                     Bylaws of USABanc.com *
   5                       Opinion and consent of Jenkens & Gilchrist, a Professional Corporation, as to legality of the common stock to be issued by USABanc.com+
   10.1                    Stock Option Plan, as amended and restated
   10.2                    Employment agreement between USABanc.com and Kenneth L. Tepper*
   10.3                    Employment agreement between USABanc.com and Brian M. Hartline***
   10.4                    Employment agreement between USABanc.com and Craig J. Scher
   10.5                    Agreement by and between Kenneth L. Tepper and USABanc.com dated January 2, 1998**
   10.6                    Warrant Agreement between USABanc.com and Sandler O'Neill & Partners, L.P. dated
                           February 13, 1998**
   10.7                    Registration Rights Agreement between USABanc.com and certain shareholders dated
                           February 13, 1998**
   10.8                    Indenture of USABanc.com relating to the Junior Subordinated Debentures****
   10.9                    Registration Rights Agreement among USABanc.com, USA Capital Trust I and Sandler
                           O'Neill & Partners, L.P., as representative of the investors****
   11                      Statement regarding computation of per share earnings (included in Financial Statements on Pages F-11 and
                           F-20)
   21                      Subsidiaries of USABanc.com
   23.1                    Consent of Grant Thornton LLP
   23.2                    Consent of Jenkens & Gilchrist, a Professional Corporation (included in Exhibit 5.1)+
   24.1                    Power of Attorney of certain officers and directors of USABanc.com (included on signature page hereto)

------------------------
+        To be filed by amendment.
*        Incorporated by reference from the Registration Statement on Form SB-2 of USABanc.com, as amended,
         Registration No. 33-92506.
**       Incorporated by reference from USABanc.com's Annual Report on Form 10-KSB for the fiscal year ended
         December 31, 1997.
***      Incorporated by reference from USABanc.com's Annual Report on Form 10-KSB for the fiscal year ended
         December 31, 1998.
****     Incorporated by reference from the Registration Statement on Form S-4 of USABanc.com, Registration No.
         333-78348.

Item 28.  Undertakings

The undersigned registrant hereby undertakes:

         (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (2) For determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act (ss.ss. 230.424(b)(1), (4) or 230.497(h)) shall be deemed to be part of this registration statement as of the time the Commission declared it effective.

         (3) For determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

                                   SIGNATURES

         In accordance with to the requirements of the Securities Act of 1933, USABanc.com, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements on filing or Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Philadelphia, Commonwealth of Pennsylvania on July 15, 1999.

                                         USABanc.com, Inc.

                                         By:/s/   Kenneth L. Tepper
                                            _________________________________
                                            Kenneth L. Tepper, President and
                                            Chief Executive Officer

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed below by the following persons in the capacities and on the dates stated. Each of the directors and/or officers of USABanc.com, Inc. whose signature appears below hereby appoints Brian M. Hartline, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission any and all amendments, including post-effective amendments, to this registration statement on Form SB-2, making such changes in the registration statement as appropriate, and generally to do all such things on their behalf in their capacities as directors and/or officers to enable USABanc.com, Inc. to comply with the provisions of the Securities Act, and all requirements of the Securities and Exchange Commission.

SIGNATURE                                TITLE                                   DATE
---------                                -----                                   ----
/s/ Kenneth L. Tepper
---------------------------------        President, Chief Executive Officer      July 15, 1999
Kenneth L. Tepper                        and Director (Principal Executive
                                         Officer)
/s/ Brian M. Hartline
---------------------------------        Chief Financial Officer and Director    July 15, 1999
Brian M. Hartline                        (Principal Accounting and Financial
                                         Officer)

/s/ George M. Laughlin                   Chairman of the Board                   July 15, 1999
---------------------------------
George M. Laughlin

/s/ Clarence L. Rader                    Director and Chairman of vBank          July 15, 1999
---------------------------------
Clarence L. Rader

/s/ Zeev Shenkman                        Vice Chairman of the Board              July 15, 1999
---------------------------------
Zeev Shenkman

/s/ Jeffrey A. D'Ambrosio
---------------------------------        Director                                July 15, 1999
Jeffrey A. D'Ambrosio

/s/ George C. Fogwell, III
---------------------------------        Director                                July 15, 1999
George C. Fogwell, III

/s/ John A. Gambone
---------------------------------        Director                                July 15, 1999
John A. Gambone

/s/ Carol J. Kauffman
---------------------------------        Director                                July 15, 1999
Carol J. Kauffman

/s/ Wayne O'Leevy
---------------------------------        Director                                July 15, 1999
Wayne O'Leevy

                                             EXHIBIT INDEX
                                             -------------

Exhibit No.                Description
   1.1                     Underwriting Agreement among USABanc.com and Sandler O'Neill & Partners, L.P.+
   3.1                     Amended and Restated Articles of Incorporation of USABanc.com*
   3.1.1                   Articles of Amendment to the Amended and Restated Articles of Incorporation of USABanc.com
   3.2                     Bylaws of USABanc.com *
   5                       Opinion and consent of Jenkens & Gilchrist, a Professional Corporation, as to legality of the common stock to be issued by USABanc.com+
   10.1                    Stock Option Plan, as amended and restated
   10.2                    Employment agreement between USABanc.com and Kenneth L. Tepper*
   10.3                    Employment agreement between USABanc.com and Brian M. Hartline***
   10.4                    Employment agreement between USABanc.com and Craig J. Scher
   10.5                    Agreement by and between Kenneth L. Tepper and USABanc.com dated January 2, 1998**
   10.6                    Warrant Agreement between USABanc.com and Sandler O'Neill & Partners, L.P. dated
                           February 13, 1998**
   10.7                    Registration Rights Agreement between USABanc.com and certain shareholders dated
                           February 13, 1998**
   10.8                    Indenture of USABanc.com relating to the Junior Subordinated Debentures****
   10.9                    Registration Rights Agreement among USABanc.com, USA Capital Trust I and Sandler
                           O'Neill & Partners, L.P., as representative of the investors****
   11                      Statement regarding computation of per share earnings (included in Financial Statements on Pages F-11 and
                           F-20)
   21                      Subsidiaries of USABanc.com
   23.1                    Consent of Grant Thornton LLP
   23.2                    Consent of Jenkens & Gilchrist, a Professional Corporation (included in Exhibit 5.1)+
   24.1                    Power of Attorney of certain officers and directors of USABanc.com (included on signature page hereto)

------------------------
+        To be filed by amendment.
*        Incorporated by reference from the Registration Statement on Form SB-2 of USABanc.com, as amended,
         Registration No. 33-92506.
**       Incorporated by reference from USABanc.com's Annual Report on Form 10-KSB for the fiscal year ended
         December 31, 1997.
***      Incorporated by reference from USABanc.com's Annual Report on Form 10-KSB for the fiscal year ended
         December 31, 1998.
****     Incorporated by reference from the Registration Statement on Form S-4 of USABanc.com, Registration No.
         333-78348.